82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

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02031231

REGISTRANT'S NAME: Pearson

*CURRENT ADDRESS: ______

PROCESSED
APR 25 2002
THOMSON FINANCIAL

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 4019 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE: 4/15/02

PEARSON ANNUAL REPORT

CONTENTS

Pearson appeals to people's minds and to their aspirations in many different ways. We tell stories, interpret data, analyse the news, construct school lessons, improve skills, make students into professionals.

We do a lot of this through publishing. Pearson is one of the world's great publishing companies. That word – publishing – used to conjure up images of clean black words pressed into creamy paper and warehouses packed with stacks of bound books gathering dust and eating up capital. That's changed. Today publishing is what makes the stories and data and analysis more useful and compelling, in a variety of places and forms. In the classroom; on the trading floor; on board a military ship. On creamy paper, or on light blue computer screens or colour television sets.

Sometimes we get involved more directly in finding ways for people to do things better, learn more, get a job. Whether it's language training or school automation systems or certifying newly qualified nurses or newly chosen government workers.

What we do, we do all around the world. We are the world's leading education company. Our textbooks, multimedia learning tools and testing programmes help to educate more students than any other private enterprise.

We are the most international source of business and political news and analysis, too. Our network of newspapers and online services inform the decisions of more business people and investors in more countries than any other company.

Likewise our world-famous Penguin is the label of quality from novels and classics to cookbooks – and much more – around the world. We publish an unrivalled range of fiction and non-fiction, bestsellers and classics, children's books and illustrated reference treasure chests.

We lead our markets in quality and innovation, and in profitability. We draw on common assets, capital, processes and culture. We are a large family of businesses that are a lot alike and all share the same aims - a company of people and businesses who really want to help our customers get on in their lives, and enjoy doing it.

	2001		2000		% change
SALES*	£4,225m	*$6,169m*	£3,689m	*$5,386m*	15
OPERATING PROFIT (pre-internet enterprises)*	£563m	*$822m*	£610m	*$891m*	(8)
LOSSES FROM INTERNET ENTERPRISES	£(137)m	*$(200)m*	£(196)m	*$(286)m*	30
OPERATING PROFIT*	£426m	*$622m*	£414m	*$604m*	3
PRE-TAX PROFIT**	£294m	*$429m*	£333m	*$486m*	(12)
ADJUSTED EARNINGS per share	22.5p	*32.9¢*	31.9p	*46.6¢*	(29)
DIVIDEND per share	22.3p	*32.6¢*	21.4p	*31.2¢*	4

* continuing operations (excludes RTL Group/Pearson TV and Lazard) before goodwill amortisation, exceptional and non-operating items.

** pre-tax profit is stated before goodwill amortisation, exceptional and non-operating items. Taking account of these items, the pre-tax loss for the year was £438m.

→ GO TO PAGE 29 FOR FINANCIAL REVIEW. FOR FURTHER INFORMATION GO TO THE PROFIT AND LOSS ACCOUNT

note ▸ Throughout this report, the value of the dollar has been translated at the year-end rate; $1.46 : £1 sterling. Growth rates are calculated on the sterling numbers. Underlying growth excludes the impact of acquisitions, disposals and currency movements. All figures are post-internet enterprises unless otherwise stated.

'We are nothing without our people. Every company says it but in our case, it really is true. So our aim is simple: we want to be the best company in the world, the one that everyone wants to work for.'

DAVID BELL • DIRECTOR FOR PEOPLE, PEARSON







YIN WONG • EARLY LEARNING GROUP, PEARSON EDUCATION

PEGGY BLISS • PRENTICE HALL SCHOOL, PEARSON EDUCATION

Dear fellow shareholders,

2001 was a year of events in world politics and economics none of us will soon forget. Pearson suffered, along with virtually all of our peers. Adjusted earnings per share, the main measure by which we judge our progress, fell sharply and so did the share price.

In spite of the decline in earnings last year, your board is recommending a 4% increase in the dividend. This increase reflects a confidence that, although these are uncertain times, we should see a strong earnings recovery in 2002 (even without any help from the economy) and that Pearson is in good shape to create a steady increase in value for shareholders in the years ahead.

There are plenty of reasons for our confidence:

▸ **Although profits were hit hard by the advertising downturn, our businesses turned in good competitive performances last year.**

As Marjorie reports on page 5, the fall in earnings in 2001 was due primarily to the worldwide downturn in business advertising. Each of our businesses out-performed its competitors and has good prospects for 2002. Although none of us would be foolhardy enough to predict the timing of an advertising recovery, it will come at some point and we will benefit when it does.

▸ **Pearson is now a company made up of three businesses that make sense together.**

With the sale of our stake in the television business, RTL Group, Pearson is now built around three complementary businesses, each with a powerful, sustainable position in its market. Our balance sheet is now stronger than it has been for some years. The major investments we've made most recently (Dorling Kindersley and NCS) and the internet investments that have moved our publishing businesses along (FT.com and Learning Network) will start to come into their own this year, and we'll enjoy their benefits for years to come.

→ GO TO PAGE 15 FOR MORE INFORMATION ABOUT THE PEARSON BUSINESSES

▸ **Pearson has the people to pull it all off.**

There is a huge reservoir of extraordinary human talent within Pearson, people who bring great commitment and passion to their work. We saw this last year in the quality of our journalism after September 11, in the determination of our school publishing team to win a race against time to ensure the implications of that terrible day were reflected in our new American history textbooks, in the bravery of our people who were in the World Trade Center. We saw it in many ways from colleagues right across Pearson who, however tough the market, got on with the job in hand.



JONATHAN GOMER • FT.COM

ELISSA TOMASETTI • FT.COM



DENNIS STEVENSON • CHAIRMAN, PEARSON



MONTY SALTER • PEARSON

And we saw it in the Pearson management team. You learn most about your colleagues in hard times. With impressive resilience, dogged concentration and good spirits, Marjorie and the team have protected the company from the worst effects of a corporate-led downturn. Furthermore, despite the pressures, they continued to develop the new products and services that will enable us to grow in the future. On behalf of the board, I thank them.

I also thank the non-executive directors for the contribution they made over the last year. They, too, showed what manner of colleagues they were in hard times; their constructive contributions combined with their solid support have been indispensable. This year we welcome a new face to the board. We are proposing that Patrick Cescau, of Unilever, should be appointed to the board at the annual general meeting. A French national, Patrick will bring to the board a wealth of commercial and financial experience from both Europe and the United States.

→ UP TO DATE INFORMATION ABOUT PEARSON IS AVAILABLE AT WWW.PEARSON.COM

Finally, on behalf of the board, I thank the 29,000 people who work for Pearson around the world for their commitment, talent and hard work. As a big majority of them own shares in Pearson, they share the board's desire to see a strong recovery in earnings in 2002 and the years ahead and its commitment to the continuation of the brave, imaginative and decent culture that helps make Pearson what it is.



Dennis Stevenson

'At Dorling Kindersley we have been working with our colleagues in Pearson Education where we are exploring the huge potential in bringing DK's distinctive visual approach to our educational products. We are currently working on new reading and social studies programmes which will combine beautiful imagery with leading-edge material. We've also lent our design expertise to this report and most of the images are taken from the 2.5 million in the DK image library.'

STUART JACKMAN • DESIGN DIRECTOR, DORLING KINDERSLEY, PENGUIN





ASHTON HAYWARD • FINANCIAL TIMES

FLORENCE EICHIN • PENGUIN PUTNAM



STRATEGY & GOALS

We were tested in 2001. We had studied for some of the questions on the exam. Others were unexpected. We used our imagination in answering them, but some stumped us...at first. It will be a couple of years before we get our final grade, but we know this was the kind of test that can prove what we're made of and what the long-term value of this company is. We were exhilarated (well, bruised a little, too) by the experience, but I think our shareholders will be pleased with the result in the end.

We began to work on the current version of Pearson in 1997. We wanted to create a company that could do two things: perform consistently at the top, and combine first-rank businesses that really belonged together and could profit from shared parentage.

We have that company now. Of course we're never finished changing, but we're now in three related businesses that have market strength and mutual advantages including a shared culture strong enough to turn those advantages into practical benefits. The work we've done building the current Pearson has had its cost, but the early investments have already begun to add value, and the newer ones will be integrated and begin to benefit us in 2002 as well. In this new shape, we are sturdier and more competitive and more able to meet our performance goals, and we expect this will ultimately be reflected in the market's value of Pearson.

For shareholders who have suffered through the euphoric highs and the disappointing lows of our share price over the last year, reference to the future may be small comfort, as may be knowing that our stock was not alone in its fall in 2001. The media sector in the UK in particular and media stocks all over the world in general have had the same kind of pain. We believe the ache will recede as our earnings grow. But to give you confidence, let me rehearse how we faced the tests we had last year and how we'll face the expectations we have for 2002.



MARJORIE SCARDINO * CHIEF EXECUTIVE, PEARSON



MATTHEW WIE * PEARSON TECHNOLOGY



ANDERSON HO * PEARSON EDUCATION, TAIWAN



TANIA D'AMOURS * EDITIONS DU RENOUVEAU PEDAGOGIQUE, PEARSON EDUCATION, CANADA

2001

We had a collection of challenges in this year, many of them shared with other companies:

The economic downturn led by business ▸ Falls in corporate profits and corporate confidence hit our newspaper, magazine and television advertising revenue like a ton of bricks. The decline was twice as fast as in previous cyclical downturns, and knocked a bigger hole in our profits. If our ad sales had merely



stayed even with the year 2000 and all other parts of Pearson had performed as they did, we would have had a good profit increase this year.

The bursting of the technology bubble ▸ As with big innovations throughout history, people are too optimistic at the beginning and too pessimistic in the middle of the dawning of a new way of doing things. So it was with the internet and the technology revolution. People went from believing the internet was a new life form to believing it was a lower life form. And because we invested in it aggressively for our education and information businesses, our share price fell when the internet began to look like a naked emperor.



This view about the internet was partly prompted by a disaffection with technology in general, which hurt us as well. It reduced our sales of computer books (of which we're the world's largest publisher) and enrolments in computer courses (which require the textbooks we publish, too).

The war ▸ The terrorist attacks in America hit our management education business directly because it was in the World Trade Center. They also further depressed the confidence of our customers – businesses stopped worrying about management development for a while and started worrying about survival; businesses that were still advertising stopped altogether, unsure of their messages.



With the benefit of hindsight, there are some things we wish we had done differently. We assumed that this advertising cycle would act like other cycles, but it didn't; it was faster and sharper. We failed to see that our year-end projections for our Latin American education business were thinning out (in spite of the fact that the economies we were operating in were known for their volatility). We underestimated the severity of the systems problems with Dorling Kindersley, and they've taken longer to clear up.

'In the midst of the unspeakable horror of 9/11, there is one thing that comes out again and again, which is the goodness of people and their willingness to help others less fortunate than themselves. On a personal and professional level we received so much support from inside and outside the company.'

MARK MALCOMSON • PRESIDENT, FT KNOWLEDGE FINANCIAL LEARNING





ATISH BANERJEA • PEARSON EDUCATION

IAN HAYTER • PEARSON TECHNOLOGY





KIM BOOTH • PENGUIN PUTNAM

2002

But, with the strong pull of all the people who work in Pearson, we got a lot more right than we got wrong, and we're moving ahead with confidence for good reasons:



We've performed better than our competitors ▸ The advertising volume in the Financial Times (down 29%) has held up better than that of other business newspapers, and our revenue is down less than our volume because our rates have held. Meanwhile, FT.com was up more than 20% in advertising. The FT's margins are still in double digits, and they're 50% higher than we were able to achieve in the last advertising recession.

We held or gained share in all our education businesses. Our technology publishing revenue is off less, and our margins are much better, than our two large competitors in this field. Our technology titles gained share on the bestseller lists and sustained our margin at 18% even though revenues fell 20%.

We've had faster growth in bestsellers, an important and stable source of sales, and we've sustained higher margins in the consumer book business than any other company.

Our "internet enterprises" will begin to come into their own this year ▸ The investment in our main internet businesses is mostly behind us. The cost is much smaller for 2002, and they are all now merged into the



business information and education businesses. This year, we will start to see the bottom line benefit of their reduced losses. And we make much more extensive use of the internet than the ventures that appear on our profit and loss statement as "Internet Enterprises" indicate. We have used the internet to invigorate our business throughout the company, and we now have more than £1bn of profitable online related revenue.

The acquisitions we've made will benefit this year ▸ Our investments in Putnam Berkeley and Simon & Schuster in 1997 and '98 are making a return greater than the cost of the capital to acquire them. In 2002 our two other large acquisitions, NCS and Dorling Kindersley, will begin to shine through with new products and new markets, and they'll see the full benefit of the integration into Pearson. This will add to our bottom line, too.



'2001 was the most exciting year to be a journalist, especially a business journalist. A string of corporate disasters culminated in the collapse of Enron, the biggest bankruptcy in American history. Argentina defaulted on its debts. The Federal Reserve cut interest rates further and faster than anyone could remember. And 9/11, of course, changed our world in ways that are only now becoming clear.'
ANDREW GOWERS * EDITOR, FINANCIAL TIMES



ROGER GONZALEZ * PEARSON





YVETTE JONES * PENGUIN PUTNAM

How will we take on the future?

Making efficient use of our capital ▸ As the world's largest book publisher, we have a great deal of our capital, about £1bn at any one time, tied up in things that aren't making money for us at that moment. Piles of books in inventory, accounts due to us from customers, authors' advances, long creation and production lead times. If we can improve our efficiency in all these areas, we'll be able to put that money to more active use. So we've undertaken a project across the company that involves everyone – not just finance people – in the job of releasing our idle capital.

Never forgetting that it's all about our customers ▸ Our approach to them has to be innovative and personal. The products have to be what they want, delivered in just the way each one wants, no matter how many customers we have. Special for each one, but produced with the economics of mass production. More than that, customer service has to be our competitive advantage. We have to talk plainly and personally to our customers – no excuses or arguments.



We also realise that the world is no longer divided into "suppliers" and "customers". To have an efficient economic relationship and get the most from each other, we have to become our customers' partners – help them solve their problems. We have to exchange information with them that we used to think was proprietary if we're going to improve terms for both sides – and for the person who ultimately buys our goods and services.

'I think 2002 will be DK's year. We had a lot of recovering to do and with Penguin and Pearson's help, we've started to make those changes. We're now in really good shape to let the publishing speak for itself and see the results of that.'
FIONA ALLEN • DIRECTOR OF PUBLICITY, DORLING KINDERSLEY, PENGUIN

'In 2001, my division of Prentice Hall had the best year we have ever had. Our team also had a number of new and repeat mothers and fathers. One of the great things is that it is expected you will have a balanced life and that they understand that it's not effort, but results that matter.'
JENNIFER GILLILAND • SENIOR ACQUISITIONS EDITOR, PRENTICE HALL COLLEGE, PEARSON EDUCATION







JANINE O'CONNOR • PENGUIN, SOUTH AFRICA

Making collaboration work to our greater advantage ▸ Now that our businesses are more alike, there's more we can share with each other: assets (images, data, archives, stories, characters); skills (design, marketing, technology, people management); operating machinery (systems, data centres, services, purchasing); ideas (about anything and everything).

We already collaborate on a range of ventures from creating science programs to selling newspapers. Almost all of us are shareholders in Pearson, so we share an interest in the company's performance. And we share a common attitude toward each other, and ideas about the right way to do things. Our values help us make important strategic and operating decisions. They help us know where the boundaries are. This cultural affinity contributes mightily to our effectiveness.

We've learned a lot in this testing year, and we've done a lot about what we've learned. We go into 2002 with a stronger company and, though we never thought it would be possible, a stronger resolve about what we want to accomplish. We're confident about 2002 because of all this, but also because, as Dennis said, we have the people who can do it. They have passion and ideas and know-how. They are the reason we'll pass the test.

Marjorie Scardino

'We had a great start to last year when Oprah Winfrey's book club selected Joyce Carol Oates's novel *We Were the Mulvaneys*. Then Oprah called again. The next book was going to be a Penguin Putnam selection too. The books needed to be ready to go when Oprah announced her choice. It's no easy task to print, pack and ship one million copies of a book within seven days and keep it secret. But when Oprah held up the next book – *Icy Sparks* – all the stores in the US had it ready for sale.'
PATRICK NOLAN * ASSOCIATE DIRECTOR, PENGUIN PUTNAM



ANNIE VALVA * PEARSON BROADBAND



BRONWEN ALEXANDER * PEARSON



The operating goals we set at Pearson must meet four criteria. They must be simple, measurable, stretching and consistent. In 1997 we committed to improve the Group's underlying performance in sales growth, trading margin and cash generation. These performance measures were communicated to everyone who worked at Pearson and still form the basis of our incentive plans around the world. We believe that these measures meet our four criteria. They are easy to understand, not too difficult to calculate, tough to achieve and the same every year.

In addition to these operating goals, we measure the performance of the whole company against three financial benchmarks: EBITDA; adjusted earnings per share; and free cash flow. These measures – which are not so simple but meet the other criteria – are designed to align our objectives with those of our shareholders. For that reason they form the basis of both short and long-term rewards for senior corporate management. The terms are defined later in this section.

Last year, as the numbers and narrative in this report make clear, we didn't make progress on most of these measures. The recession in advertising and technology markets, which deepened after September 11, meant that underlying sales were no higher than in the previous year. Despite action throughout the Group to reduce costs and conserve cash, the effect of this sales performance rippled through the profit and loss account and cash flow statement, leaving in its wake lower earnings, a lower share price and, for our staff, lower (or no) bonus payments.

But a year of disappointing performance is no reason to soften our commitment to performance targets or to discard any of the specific measures. We have made one presentational change this year, however. As our internet enterprises are increasingly integrated with their related businesses, the identification of internet revenues and costs is becoming more difficult. For 2001 we are reporting on these measures on both a pre-internet and post-internet basis, but from this year onwards we shall be reporting on all our goals after the inclusion of results from internet enterprises. We will continue to report on the performance of individual internet enterprises for which we have set break-even targets until those targets have been reached.

The goals set out on these pages do not represent the sum total of performance measurement at Pearson. Each individual company measures its progress on a wide variety of additional financial and non-financial performance indicators. At the centre, we allocate capital to investments or acquisitions based on an analysis of whether the likely cash flows from the investment will exceed the blended cost of our equity and debt capital. We also vary the weighting we attach to any one of the six goals set out here according to the priorities of the business and the economic climate.

JOHN MAKINSON • FINANCE DIRECTOR, PEARSON
CHAIRMAN, PENGUIN GROUP



MAXINE CARTER • FT.COM



CESAR GALERA • RECOLETOS



ADJUSTED EARNINGS PER SHARE

In 1997 we set ourselves the goal of increasing adjusted earnings per share at a double-digit rate. Adjusted earnings measures the underlying earnings performance of the business and excludes certain non-cash items, notably goodwill amortisation and non-recurring items such as the cost of integrating substantial acquisitions. During the previous three years we also excluded the exceptional level of internet investment from the calculation. We hit our target in each of the first four years but last year we did not. Adjusted *earnings per share were 29% lower than in the year 2000 – at 22.5p – after recognising all internet losses.*

ADJUSTED EARNINGS per share

Year	Pre-internet enterprises		Post-internet enterprises	
01	**39.2p**	***57.2¢***	**22.5p**	***32.9¢***
00	54.6p	*79.7¢*	31.9p	*46.6¢*
99	47.6p	*69.5¢*	43.3p	*63.2¢*
98	37.5p	*54.8¢*	37.5p	*54.8¢*
97	31.2p	*45.6¢*	31.2p	*45.6¢*

pre-internet enterprises — post-internet enterprises

In 2002, earnings performance will be assisted by a steep reduction in internet losses and the benefit of cost reductions we have achieved over the past 12 months, while in 2003 we should experience some cyclical recovery in advertising and technology markets, alongside a higher level of investment in US public education. Looking further out, we will benefit from our leading positions in growing markets and our *ability to share assets and processes. Set against this, inflation is at a lower level than in 1997,* much of the margin improvement which we planned at that time has now been achieved, and the rate of taxation on our US profits will rise in the years ahead.

EBITDA

Changes in the accounting treatment of financial items such as goodwill amortisation and deferred taxation have made it more difficult to discern the underlying operating performance of the business and to make meaningful year on year comparisons. EBITDA (earnings before interest, tax, depreciation and amortisation) is the best measure we can find of the underlying profitability of our businesses. It is a close proxy for operating cash flow, although the numbers themselves are derived from the profit & loss statement.

EBITDA

Year	Pre-internet enterprises		Post-internet enterprises	
01	**£718m**	***$1,048m***	**£588m**	***$858m***
00	£780m	*$1,139m*	£590m	*$861m*
99	£670m	*$978m*	£631m	*$921m*
98	£455m	*$664m*	£455m	*$664m*
97	£393m	*$574m*	£393m	*$574m*

pre-internet enterprises — post-internet enterprises

'Federal law now requires all students in grades 3 through 8 to take an annual test in reading and math. This helps the growth of our business but more importantly, it helps the students as it means we can measure their academic progress. Today, most students take the test using paper and a pencil, but that's starting to change. We are already working with three states on plans for students to take their tests online and we expect more to follow.'

DARICE KEATING • VP STATE ASSESSMENT SERVICES, NCS PEARSON, PEARSON EDUCATION





DOTTIE CLAYTON • PEARSON



JAYA MACELI • PENGUIN PUTNAM

EBITDA is widely used in the stock market to measure business performance and is also a reference point for bankers and bond investors in determining the credit status of a borrower. Last year the reduction in losses from our internet enterprises broadly offset the impact of very tough markets on our non-internet operating income to leave total EBITDA little changed from the previous year at £588m. The strong growth in EBITDA shown for previous years results from both underlying growth in profitability and the strengthening of the group through acquisition.

FREE CASH FLOW

Free cash flow per share is a measure of the cash which is freely available, after the payment of interest and tax, for distribution in the form of dividends and for reinvestment in the business. The proceeds of disposals and the cost of acquisitions, together with any substantial integration costs associated with them, are excluded from the calculation. Pearson's total free cash flow has been depressed over the past several years by a high level of investment demands, on our print businesses as well as on the internet. We believe that these investments will help us to sustain a higher rate of sales growth in the future but we also need to ensure that dividends to shareholders are paid from the cash generated by the business.

FREE CASH FLOW

	pre-internet enterprises	post-internet enterprises
01	**45.3p** ***66.1¢***	**29.6p** ***43.2¢***
00	49.1p *71.7¢*	23.0p *33.6¢*
99	48.5p *70.8¢*	43.4p *63.4¢*
98	40.3p *58.8¢*	40.3p *58.8¢*
97	19.9p *29.1¢*	19.9p *29.1¢*

Free cash flow in any one year may be affected by individual investment programmes or by the timing of routine cash receipts and disbursements. But it is important that this measure of performance shows an improving trend over a period of years. In 2001 total free cash flow per share was 29.6p per share, covering the year's dividend in cash terms, and we expect a further improvement in free cash flow generation this year. We expect free cash flow to become more strongly positive in 2003.

UNDERLYING SALES GROWTH

The acceleration of sales growth has been a central strand of Pearson's strategy over the past five years. Internal investment and a balanced programme of acquisitions and disposals have both helped to stimulate the underlying growth rate of the company. Last year, for the first time, these efforts were not rewarded with success as the falling demand in our more cyclical markets offset progress elsewhere to leave the underlying level of sales very slightly below the level of the previous year.

'We want to provide every child with a rounded reading experience that will act as rocket fuel for their own imagination. Take *Artemis Fowl*, written by previously unknown author Eoin Colfer, the UK's most successful new children's book of 2001. Puffin pulled out all the stops to make sure that this book captured the imaginations of children all over the world – from a gold holographic jacket to the creation of a fairy code (called gnommish) which, if cracked by children, revealed secret additions to the story.'

KIRSTEN GRANT • MARKETING MANAGER, PUFFIN, PENGUIN

ANDRIE POSTELNICU • JABULANI LEFFALL • MARY CHUNG • PIERO BOHOSLANEC • FT NEW YORK





GILLIAN DE BONO • *How to spend it*, FINANCIAL TIMES



LAUREN FOSTER • FT NEW YORK

UNDERLYING SALES GROWTH

Year	pre-internet enterprises	post-internet enterprises
01	**-0.7%**	**-0.3%**
00	9.2%	10.5%
99	7.3%	7.6%
98	6.7%	6.7%
97	6.5%	6.5%

In order to calculate underlying sales growth we exclude the impact of acquisitions and disposals on the one hand and of currency movements on the other. Uncertainties about the timing of the recovery in cyclical markets make us cautious about a return to strong underlying growth in the year ahead although we believe that the leading positions we have now achieved in each of our three businesses will help us to gain share from our competitors whatever the economic climate.

TRADING MARGIN

The trading margin measures our ability to turn sales into profit. Last year, as it became clear that sales growth would fall short of our budgeted expectations, we took action to reduce first our variable costs, such as marketing and investment in new projects, and then our infrastructure costs, including our salary bill. This inevitably meant a reduction in numbers of people employed although we achieved this wherever possible without recourse to compulsory redundancy programmes. These cost initiatives mitigated the impact on operating profit of the shortfall in sales, although margins still came under pressure, in part because the cost reduction measures themselves cost money to implement.

TRADING MARGIN

Year	pre-internet enterprises	post-internet enterprises
01	**13.6%**	**10.5%**
00	16.5%	11.5%
99	15.2%	14.0%
98	13.1%	13.1%
97	11.5%	11.5%

We expect to achieve a recovery in trading margins this year, because we will see the benefit for the full year of the actions taken in 2001 to reduce costs. Our objective is to ensure that Pearson Education, Penguin and the FT Group all achieve 'best in class' margins in their respective industries. We believe that this objective was achieved in 2001 and should be realised again this year.

'In 2001, we closed what we think is the largest deal in our industry – a $44.5 million contract with the Los Angeles Unified School District. On the day that the purchase order was received in June, the product was in stock and 17 new educational trainers were hired in Los Angeles. The Waterford Early Reading Programme and LAUSD were ready to go for summer school in July.'

ANDY MYERS • DIRECTOR OF MARKETING, ELECTRONIC EDUCATION, PEARSON EDUCATION







JODI MCPHERSON • PRENTICE HALL COLLEGE, PEARSON EDUCATION



ROBERT KEMPE • PENGUIN PUTNAM

CASH CONVERSION

Our newspaper businesses typically convert almost all of their operating profit into operating cash flow but, if they are to grow, our book publishing businesses need to absorb capital – in the form of authors' advances, pre-publication costs, inventory and receivables. We do not, as a result, seek to convert 100% of our operating profit into cash, although we have set ourselves a minimum target of 80% cash conversion for any year. We achieved that target again last year, as exceptionally strong cash collection in the closing weeks of the year pushed the conversion rate to just above 90%.


CASH CONVERSION
01 92%
00 85%
99 92%
98 101%
97 74%
pre-internet enterprises
01 94%
00 78%
99 92%
98 101%
97 74%
post-internet enterprises

The profile of Pearson's cash flow is highly seasonal, with a large proportion of the cash generated, by the education company in particular, being realised in the closing months of the year. We are placing increasing emphasis on the management of this seasonality with the goal of reducing average levels of capital employed in the business during the year. We have launched a major new drive within Pearson to achieve this goal and it has been reflected in bonus targets for the senior management of our book publishing companies.

'*Les Echos* launched a new section led by a small team of people: seven in Paris, one in San Francisco and one in London who worked round the clock to jumpstart this new weekly. Post launch, the sales flew up 15% on Mondays.'
VIRGINIE ROBERT • JOURNALIST, LES ECHOS

RONA FAIRHEAD • DEPUTY FINANCE DIRECTOR, PEARSON




Les Echos



NOLAN BRESN • SCOTT FORESMAN, PEARSON EDUCATION

OUR COMPANY

Facts and figures, words and images, ideas and stories are our business. As we play our role in meeting the needs of a world based on an ideas economy – in which knowledge and information are as important as steel and oil – we try to abide by a few simple rules.

The first involves what our authors, data specialists, educators and journalists are asked to do. We ask them to tell the truth without fear of the consequences. We ask them to do the clearest, most inventive and most helpful job they can of explaining sound waves to a child or the bond market to an investor. We ask them to filter, interpret, prioritise, and to make whatever they put out entertaining and easy to take in.

The second rule is that we have to make things available in the way our customers want them. We love books (just as well...we produce more of them each year than any other company in the world), newspapers (especially on pink paper) and computer screens (in education and international business, we command the world's biggest online audiences). But we keep looking for other ways of doing things, too (such as teaching English on television).

Our third rule is that we have to think about everyone and *every one*. Part of the appeal of our books, newspapers and websites is that they are widely read, respected and used. But our customers more and more often want something unique. They may want to choose the material that goes into a school book or to make their own newspaper. We can do that with technology. It changes how we produce things and how we deliver them to meet individual needs and still reach a large audience.

Finally, we have to add something to all we do. We don't want to do something just because an accident of history made it our business. We want to do it and succeed because we do it better than anyone else. Across all our operations we take great care with how we gather, produce, distribute, promote and sell what we publish. This enables us to earn better margins than any of our competitors. And it ensures that we'll be proud of what we've created when we offer it to our customers.

THE FINANCIAL TIMES GROUP

The *Financial Times* is the most international source of business news and analysis in the world. With more than 500 journalists reporting from 65 countries and an unrivalled reputation for incisive and authoritative news and comment, the *FT* has a unique voice on the key financial, economic and business issues of the day. Built around the *FT*, the FT Group now spans a network of some of the world's finest newspapers and a fast-growing web of online services that makes our news, data and analysis available any time and any place, and enables us to provide our customers with services as well as stories.

the numbers behind the stories

Our Interactive Data Corporation (NASDAQ:IDCO) is a leading provider of financial data to institutional and retail investors. FTID collects, maintains and models data on more than 3.5 million securities, including a wide range of equities, commodities, derivatives and fixed income securities that are traded on the world's financial markets. Its customers – who subscribe on long-term contracts – include 49 of the world's top 50 financial institutions.



FT.com, the newspaper's internet partner, attracts an audience of 2.7 million people every month. It combines agenda-setting editorial and financial data with a broad range of business tools, including the most extensive search function on the internet. FT.com is launching a range of new services to convert loyal users into paying customers, and expects to be profit-making by the end of 2002.



brand values

Its distinctive salmon pink paper and its reputation for incisive comment have made the *FT* a famous name in all corners of the world. In 2001 it was the third fastest growing brand in the world – across all industries, according to Interbrand and *Business Week*.



global coverage

The *Financial Times* is the most international business newspaper in the world. It is printed in 18 cities, has a daily circulation of more than 500,000 and a readership of approximately 1.6 million people in 140 countries. Over the past five years, average daily sales of the *FT* have increased by more than 10% a year – ten times the growth rate of our nearest competitor.

top dogs

The *FT*'s editorial perspective and international breadth attracts a unique audience of influential, affluent people in finance, business and politics that advertisers find particularly hard to reach. The typical *FT* reader earns over £100,000 and is involved in the international activities of their business. Un-typical readers include the President of the United States (the *FT* is the only non-US newspaper to be delivered to the White House every day) and the Chairman of the Federal Reserve Board Alan Greenspan (who has been known to turn up at White House briefings carrying only his copy of the *FT*).







poder latino

Though English is our first language, we see big opportunities in the Spanish – and Portuguese – speaking world. Recoletos (BOLSA MADRID:REC), our Spanish media group, has the most popular business and sports newspapers and online services in Spain, and is investing to build our presence in Latin America.



der angreifer

In Germany, the world's third largest economy, rapid social, economic and corporate change has fuelled great demand for the *FT*'s brand of business information and analysis. So in 2000 we launched *FT Deutschland* in partnership with Gruner + Jahr, the first new national newspaper to be launched in Germany for more than 50 years and the first non-English language newspaper to carry the *FT* name. In just two years circulation has risen to almost 80,000.

friends and foes

First published in 1888, the Financial Times declared itself: "The friend of the honest financier, the bona fide investor, the respectable broker, the genuine director, the legitimate speculator. The enemy of the closed stock exchange, the unprincipled *promoter, the company wrecker,* the guinea pig, the bull, the bear, the gambling operator."

rien n'est plus sûr

Les Echos is France's leading business newspaper, read by more than 650,000 business leaders and decision-makers every day. It heads the competition with more than 30% share of the advertising market. Groupe Les Echos also publishes *Enjeux-Les-Echos*, a leading economics monthly, and *lesechos.com*, one of France's leading media websites.

24 hour news cycle

There are three editions of the *FT* newspaper for the UK, continental Europe and the US and international markets as well as FT.com, the newspaper's online partner. This means we can tailor our journalism to suit the needs of our readers wherever they are in the world. Our 24 hour news cycle allows us to follow a story as it breaks and report on its impact across the globe.





Worldwide, our newspapers have a combined daily circulation of two million copies.








24:00

tomorrow's readers

The *FT* has teamed up with Pearson Education's college publishing business to reach finance and economics students in the US. Eighty thousand professors receive a weekly briefing from the *FT*'s US editor, to help them build topical business stories into their lessons and assignments. The lessons link to stories running in the *FT* and on FT.com and help to build the *FT* brand with a new generation of business leaders.

THE PENGUIN GROUP

Penguin is one of the world's great names in publishing. From literary prizewinners to commercial blockbusters; from a child's first picture book to the classics of literature; from fantastic fiction to beautiful reference works, Penguin publishes an unrivalled range of books in 100 countries.

Penguin is the pre-eminent English language publisher – number one or number two in the US, UK, Australia, New Zealand, India and Canada – and home to some of the world's very best and most innovative authors, designers, editors and publishers.

Imprisoned in solitary confinement in war-torn Beirut, Terry Waite famously sketched a penguin as a way of asking his captor for some good books to read.

big bird

When Allen Lane was looking for a 'dignified but flippant' symbol for his new business, his secretary suggested a penguin and an employee was dispatched to London Zoo to draw some sketches. Today Penguin is the only book brand recognised around the world and, according to Interbrand, it's one of the world's top ten media brands.


1936
1948
1950
TODAY

first penguins

Penguin's founder Allen Lane shook up the publishing business with his first ten paperbacks in 1935. He wanted to bring literature to a much wider reading public by converting book-borrowers to book-buyers. Those first Penguin paperbacks cost just sixpence, the same price as a packet of cigarettes.




PENGUIN BOOKS
COLD COMFORT FARM
STELLA GIBBONS
PENGUIN BOOKS
THE MYSTERIOUS AFFAIR AT STYLES
AGATHA CHRISTIE


ANIMAL
DK

a whole new animal

Dorling Kindersley's beautiful illustrated reference books help children and adults of all ages to learn about the world around them in more than 90 countries and 40 languages. Whether it's childcare, health, gardening, food, travel, business or sports, DK's unique design approach, rich in words and images, breaks the most complicated subjects into simple parts. In 2001, we have worked hard to revitalise DK's publishing and the first example, *Animal*, has sold more than 500,000 copies in 23 countries since its launch in October 2001. DK's designers and publishers are now working with Pearson Education, helping to create the next generation of textbooks and online programmes for schoolchildren in the US.

fresh new talent

While it is home to today's bestsellers, Penguin is working hard to discover the writing stars of tomorrow. Last year alone, Penguin's debut authors included Wendy Northcutt, Gwyn Hyman Rubio, Tawni O'Dell and Joanne Harris – who all became New York Times bestsellers; Zadie Smith, whose *White Teeth* became the UK's bestselling debut novel of the year; and Eoin Colfer, whose *Artemis Fowl* was the UK's bestselling new children's book.



affordable books, free speech

Editorial integrity and freedom of speech have long been at the heart of the Penguin way of publishing. After publishing the first unabridged version of *Lady Chatterley's Lover*, Penguin was charged and later acquitted under the Obscene Publications Act – a case that was widely seen as a turning point in the UK's censorship laws. More recently, Penguin was the publisher of Salman Rushdie's *Satanic Verses*, Chinese dissident Wei Jingsheng and Deborah Lipstadt who with Penguin successfully defended her book *Denying the Holocaust* against a libel suit from historian David Irving.





library of classics

The Penguin Classics range includes more than 1,600 titles from the earliest creation myths to the masterpieces of 20th century literature. The Penguin edition of George Orwell's *1984* has sold 15 million copies, and *Wuthering Heights* still sells 100,000 copies a year – ten times the average new book.

Pearson Education and Penguin Putnam have created a new educational book series called Penguin Academics, affordable books by distinguished scholars. The books can work as stand-alone titles for college courses or can be purchased in combination with three or more Penguin trade paperbacks, all at a cost comparable to a typical college textbook.



travelling companions

We own a 50% stake in *Rough Guides*, publishers of more than 200 travel guides for the independent-minded traveller. Since launch ten years ago, Dorling Kindersley's *Eyewitness* travel guides have sold around 15 million copies in 25 different languages worldwide.





hit factory

Over the last five years, Penguin has increased its share of titles in the bestseller charts in the US and UK more often than any other publisher. Its bestselling authors are a roll-call of the most popular modern writers: Tom Clancy, Patricia Cornwell, Clive Cussler, Nick Hornby, Jamie Oliver and over the last four years, Penguin has doubled its presence on the bestseller list.



new ideas for the printed (and unprinted) word

New technologies are providing many new opportunities for a publisher with Penguin's strength of brand and depth of talent. In the US, Penguin now sells more than one in ten of its books through its own websites or online retailers. Many Penguins are now available in ebook format, so that you can transfer a suitcase full of holiday books onto one small hand-held PC or carry several travel guides on one device and use a search facility to find streets, hotels and restaurants.

penguin, puffins and ladybirds

The Penguin Group contains the world's leading children's brands with imprints such as Puffin, Ladybird, Dutton and Grosset & Dunlap. We capture the imagination of children across the world with characters such as Spot, Peter Rabbit, The Little Engine That Could and Roald Dahl's Big Friendly Giant. Dorling Kindersley's beautiful reference books have revolutionised children's literature around the world with titles such as *The Way Things Work* and the DK *Children's Encyclopedia*.


DK Dorling Kindersley
Children's
Illustrated
Encyclopedia

We're using print-on-demand technology to produce classic titles in very small numbers, and even to custom-make books to a retailers' individual specifications.



PEARSON EDUCATION

Pearson Education is the world's leading education company. We publish textbooks, multimedia programmes and online services for use by teachers, professors and their students. We develop, process, analyse and report tests that measure the knowledge and abilities of students of all ages. And we produce and deliver software that powers the management of schools. We are engaged in these activities for every age and every level of student – from pre-school through kindergarten, primary and secondary school, college and university, and on into professional life.



Reading

bright sparks

Today, through our Scott Foresman and Prentice Hall School imprints, one in three American schoolchildren studies English or Maths with one of our textbooks. We reach all of America's 53 million students and three million teachers.

first words

Our publishing imprints stretch back to 1727 and Thomas Longman's first dictionary. The Scott Foresman imprint, dating back to 1896, taught a generation of Americans to read with the Dick, Jane and Spot stories. And Prentice Hall, founded by a law professor and his student in 1913, is today the foremost US publisher of academic, business and professional books.









Pearson Education



high stakes

We are America's leading test scoring and reporting company, scoring more than 80 million multiple-choice tests and 30 million essays every year. We score high stakes tests for 20 states, the only federal nationwide test (The National Assessment of Educational Progress) and college entrance exams.

9/10

making the connection

We're using technology to enhance learning and to connect the classroom to the home. More than 40,000 schools in America use at least one of our online programmes and more than 14 million parents, students and teachers connect to our learning tools from home using the internet.





red crab

Designers from Dorling Kindersley are working with colleagues from Pearson Education to create a new international reading programme. Due to launch in 2003, it will publish 150 books for four of our largest markets – UK, US, Australia and Canada.



Scott Foresman is also working with Dorling Kindersley on a new elementary social studies programme to be launched this year.

keys to the campus

We're the number one college publisher in the US, producing 2,500 new college titles in print and online every year. We publish around one in three of all the text and online programmes studied on US campuses.



in the navy

Professionals turn to Pearson throughout their careers. From 2002, we'll educate 85,000 sailors who want to gain college degrees while they serve in the US Navy. Nurses in the US will take their professional exams at one of 200 NCS Pearson testing centres.

put to the test

We have a fast-growing business providing education and information services to the US Federal Government. Each year, we manage more than nine million requests from college students for financial assistance on behalf of the US Education Department. And we're helping the Department of Transportation to test and recruit more than 30,000 security employees for airports across the US.

graduating with pearson

Every US college student learns from one or more of our programmes.





professional training

Building on the strength of the *Financial Times* brand in the business world, FT Knowledge educates some of the world's leading companies. It is a leading corporate training and e-learning company, providing training programmes in executive development, sales, customer service, management, leadership and finance.

in the lead

In the last five years, through organic growth and acquisition, Pearson Education has pulled ahead and claims the leading position in the US and around the world.



english is our first language

Today there are more than one billion people worldwide learning English as a second language. Through the world famous Longman brand we help teach more of them than any other company. We're also the leading education company outside the US, operating in 55 countries and 17 languages.

We teach English as a second language to more than 40 million people every year and we're making national TV programmes to help China's one billion people greet the world in English at the 2008 Olympic Games.


"how do you do?"
"good morning"
"welcome"
"my name is.."
"hello"

Our products, customers and technologies are changing fast but some things in Pearson stay the same. In everything we do, we aspire to be brave, imaginative and decent.

We're nothing without our people and Pearson is home to the best in the business. We expect a lot of them and reward them well. A big majority of them own a share of Pearson, which makes us unusually focused on building the value of our company. We've set ourselves the goal of becoming the best place to work in the world so that, though all our people are equipped to leave, they choose to stay. (You can read more about our approach to people at www.pearson.com/people).

Our business depends on our people, but it also depends on a wider public trust. We're responsible for helping children learn and for testing them to check that they have; for helping business people to make choices; for telling people about the world or bringing a smile to their face. So our company extends beyond newsrooms, design studios and warehouses and into classrooms, colleges, businesses, trading floors and homes.

We try to play our part in education and literacy projects, from our journalists who help children learn to read in local schools, to the books we donate to schools in Africa. Last year, we made a $2.5 million, three-year commitment to Jumpstart, a US non-profit organisation which recruits college students to work one-to-one with disadvantaged pre-school children. We are sponsoring some 50 Jumpstart alumni each year to become full-time early education teachers. The Pearson Teacher Fellows receive stipends, training and mentoring from senior Pearson executives. We are also supporting Jumpstart with reading books, educational technology and volunteers (who paint classrooms, tidy up playgrounds and read to children).

In a brain-powered world, we believe that no job is more important than helping people to learn.

PERFORMANCE

PERFORMANCE

THE RESULTS

In 2001, sales from continuing operations increased 15% from £3,689m to £4,225m and operating profit before goodwill and exceptional items increased 3% to £426m (this excludes the £37m profit* contribution from Pearson's 22% stake in the RTL Group, the planned disposal of which was announced on 24 December 2001). The 2001 figures include the first full-year contributions from Dorling Kindersley and NCS Pearson and losses from our internet enterprises, which reduced by 30% to £137m from £196m. Adjusted earnings per share fell 29% to 22.5p with the growth in profits from continuing operations offset by a drop in the earnings contribution from the RTL Group, higher interest and tax charges and the impact of minorities. Profits from newspaper and television advertising-related operations were £116m lower than in 2000. On an underlying basis, sales were flat year-on-year and operating profits fell 2%.

→ THESE ITEMS ARE DISCUSSED IN MORE DETAIL IN THE FINANCIAL REVIEW ON PAGE 29

A reported loss before taxation of £438m reflects increased goodwill amortisation charges, £153m of write-downs relating to Dorling Kindersley and a number of smaller acquisitions and equity investments, and a further £123m of non-operating losses relating to businesses closed or sold in the course of the year. Integration charges increased from £40m to £74m, reflecting the costs of integrating Dorling Kindersley and NCS Pearson. The total negative cash impact of all these items was £5m.

* In 2000, Pearson TV/RTL Group contributed £68m of operating profit.

SALES total £4,225m *$6,169m*

sector analysis

- 62% PEARSON EDUCATION £2,604m *$3,802m*
- 19% THE PENGUIN GROUP £820m *$1,197m*
- 19% THE FT GROUP £801m *$1,170m*

geographical analysis

- 70% NORTH AMERICA £2,975m *$4,344m*
- 11% EUROPE £446m *$651m*
- 10% UNITED KINGDOM £433m *$632m*
- 6% ASIA PACIFIC £241m *$352m*
- 3% REST OF THE WORLD £130m *$190m*

OPERATING PROFIT ** total £426m *$622m*

sector analysis

- 64% PEARSON EDUCATION £274m *$400m*
- 19% THE PENGUIN GROUP £80m *$117m*
- 17% THE FT GROUP £72m *$105m*

** continuing operations before goodwill and exceptional items

geographical analysis

- 85% NORTH AMERICA £397m *$579m*
- 10% EUROPE £45m *$66m*
- 5% ASIA PACIFIC £24m *$35m*

REST OF THE WORLD £(3)m *$(4)m*
UNITED KINGDOM £(37)m *$(54)m*

'Last year was a tough year for the whole Latin American region. Sales expectations were too high and we didn't meet them. We were all sad about last year's results but I think we are a great company, and down here we are making tough decisions so we now have a good chance to make it better this year.'

LAURA KOESTINGER * MANAGER AND PUBLISHER ESCOLAR DIVISION, PEARSON EDUCATION, LATIN AMERICA







CATHERINE PENNEFATHER * FT.COM

GEORGE CARTER * PRENTICE HALL COLLEGE, PEARSON EDUCATION

THE FINANCIAL TIMES GROUP

In the toughest advertising market for a decade, in which business-to-business advertising was particularly adversely affected, the FT Group's revenues declined by 5% and profits by 27%.

SALES

01	**£801m**	***$1,170m***
00	£844m	*$1,232m*
99	£687m	*$1,003m*

OPERATING PROFIT

01	**£72m**	***$105m***
00	£98m	*$143m*
99	£114m	*$166m*

The *Financial Times* newspaper ended the year with December average daily circulation of 501,259, an increase of 3% on the previous year. International circulation continued to grow strongly, particularly in the US with sales up 9% to 141,000. After a strong start to the year, advertising declined sharply in May and June and further still in the third and fourth quarters. For the full year, advertising volumes were down 29% and advertising revenues down 20%. Benefiting from a series of measures to protect profits, operating margins at the FT newspaper were significantly higher than in the last advertising recession.

At *Les Echos*, average circulation was flat at approximately 127,000, gaining share in a French national newspaper market that was down 4%. Advertising volumes were down 21% and advertising revenues down 20%, contributing to a 45% decline in profits at Groupe Les Echos. Actions taken to reduce costs ensured Groupe Les Echos remains France's most profitable newspaper group.

At **Recoletos**, (BOLSA MADRID:REC), our Spanish media group, revenues were flat on last year, with advertising revenue declines offset by cover price increases and higher circulation revenues. Profits declined by 39% as Recoletos invested in new media channels and new markets in the Spanish-speaking world. Circulation was down 16% to 53,000 at business newspaper *Expansión*, down 8% to 372,000 at sports newspaper *Marca* and up 8% to 314,000 at *El Mundo*, the daily newspaper in which Recoletos holds a 30% stake.

→ RECOLETOS AND IDC ARE PUBLICLY QUOTED COMPANIES. FOR MORE INFORMATION VISIT WWW.RECOLETOS.ES OR WWW.INTERACTIVEDATACORP.COM

FT YEAR END CIRCULATION in thousands

01	**501**
00	485
99	440
98	386
97	342

source: ABC

FT.COM UNIQUE MONTHLY USERS


2.7m
0.2m
JAN'99
JAN'00
JAN'01
JAN'02

source: Company data/ABC

'We've talked a lot about 'content plus applications' as being central to our strategy and there is no doubt that technology is transforming all our businesses. Last year, in our education business alone, we sold $250m of products which were delivered exclusively online and a further $1bn of integrated text/web products.'

JOHN FALLON * PRESIDENT, PEARSON, NORTH AMERICA

ANTHONY HACKETT * FT LONDON







HOLLY YEAGER * FT NEW YORK

ANGELIKA KOLF * DORLING KINDERSLEY, PENGUIN

Interactive Data Corporation (NASDAQ:IDCO), the FT's asset pricing business, in which Pearson owns a 60% share, had an outstanding year with revenues up 12% and profits up 14%. Its institutional business, which provides asset pricing services to major financial institutions on a subscription basis and accounts for approximately 90% of IDC revenues, continued to prove extremely resilient.

The FT Group's **internet enterprises** (which include the online businesses of the *Financial Times*, *Les Echos* and *Expansión* as well as our share of *FT Deutschland's* FTD.de, economist.com, CBSMarketWatch and eSignal) generated revenues of £51m, up 21% on 2000, despite the advertising downturn. Losses were lower at £60m as start-up costs fell away as planned and as we aggressively integrated the FT's internet businesses.

GO TO WWW.FT.COM FOR THE LATEST INTERNATIONAL BUSINESS NEWS AND ANALYSIS

FT.com's popularity continues to increase and in January 2002 it achieved 55 million page views (up 29% on January 2001) and 2.7 million unique monthly users (up 37%). FT.com has successfully introduced new revenue streams, including content syndication and premium services, so that advertising now accounts for approximately 60% of its revenues (compared with 85% in 2000).

The Economist Group, in which Pearson owns a 50% stake, increased circulation of its flagship weekly title by 10% to 830,000. It too felt the impact of the advertising downturn, with its contribution to the FT Group's profits declining. The Economist Intelligence Unit has successfully transformed itself into a digital business, with more than 70% of revenues now being electronic, and *Chief Financial Officer* magazine is expanding internationally.

FT Deutschland, our joint venture with Gruner + Jahr, delivered robust circulation growth. For the fourth quarter of 2001, circulation was up 18% on the previous year to 78,000. FTD also continued to gain advertising market share, though the market was particularly tough.

FT Business, the FT Group's UK specialist financial magazine publisher, increased share and maintained advertising revenues in a tough market.

OPERATING PROFIT

	2001		2000	
FT NEWSPAPER	£31m	*$45m*	£81m	*$118m*
LES ECHOS	£16m	*$24m*	£29m	*$43m*
RECOLETOS	£23m	*$34m*	£38m	*$55m*
INTERACTIVE DATA CORP.	£67m	*$98m*	£59m	*$86m*
ASSOCATES AND JOINT VENTURES	£(10)m	*$(15)m*	£(5)m	*$(7)m*
FT BUSINESS	£4m	*$6m*	£7m	*$10m*
FT BUSINESS SOLD	£1m	*$1m*	£2m	*$3m*
TOTAL PRE-INTERNET	**£132m**	***$193m***	**£211m**	***$308m***
INTERNET ENTERPRISES	£(60)m	*$(88)m*	£(113)m	*$(165)m*
TOTAL	**£72m**	***$105m***	**£98m**	***$143m***

'Our sales team was the first in the UK to sell online and off-line advertising space from an integrated team. At the time, the commercial future of the medium was questioned by other media owners who preferred to 'wait-and-see'. We think that the big advertising agencies and their clients are buying the brand and not just the medium, so we brought the two sales teams together.'
CHARLIE BROOKES • HEAD OF UK DISPLAY SALES, FT LONDON



NIGEL POCKLINGTON • PEARSON



LAURA MERCEDES • SARAH LANDIS • STACIE NACHTOME • PENGUIN PUTNAM



THE PENGUIN GROUP

The Penguin Group's total sales increased 9%, boosted by a full-year contribution from Dorling Kindersley. Underlying sales were up 3% with continued strong bestseller performance partially offset by industry-wide softness in travel books and backlist sales. Operating profits were £80m, up 1%; these include losses of £7m at Dorling Kindersley. Underlying operating profits increased by 6%.

SALES

01	**£820m**	***$1,197m***
00	£755m	*$1,102m*
99	£565m	*$825m*

OPERATING PROFIT

01	**£80m**	***$117m***
00	£79m	*$115m*
99	£65m	*$95m*

In the US, Penguin Putnam posted a record performance on the bestseller lists for a fifth consecutive year. One hundred and thirty nine Penguin Putnam titles reached the New York Times adult and children's best-seller lists, an increase of 30%. Over the last four years, Penguin Putnam has increased its share of the hard cover bestseller list from 11% to 18% and its share of the paperback lists from 14% to 24%. In the UK, Penguin had another strong year of best-seller performance, with 41 titles reaching the Booktrack top 15 (up 5% on 2000). At Dorling Kindersley (assuming we had owned Dorling Kindersley for the whole of 2000), pro forma sales were 20% lower due to the closure of the loss-making DKFL and multimedia operations and a one-off increase in returns in the US resulting from actions to improve the distribution network. Pro forma losses fell to £7m from £21m the previous year. *Animal*, the first title in Dorling Kindersley's new frontlist, exceeded all expectations, selling more than 500,000 copies in 23 languages since its launch in October 2001.

···› WHAT IS THE WORLD READING? FIND OUT AT WWW.PENGUINPUTNAM.COM OR WWW.PENGUIN.CO.UK

Together, Penguin and Pearson Education generate more revenues from books than any other media company in the world. In 2001, we initiated a number of actions to capitalise on our scale to reduce the use of working capital and deliver savings across our back office operations.

NUMBER OF BESTSELLING TITLES

01	**180**
00	145
99	100
98	92

source: New York Times/Booktrack (UK)

PENGUIN MARGINS

01	**12.9%**
00	12.5%
99	11.5%
98	9.2%

excludes Dorling Kindersley

'We've paired with Penguin to produce a new series of textbooks – called Penguin Academics – that provide students with an engaging read, in a simple and elegant format, at an inexpensive price. They are written by Longman's most prestigious and talented authors and produced and priced so that studying can compare to the experience of curling up on the couch with a good novel.'

ERIC STANO • SENIOR ACQUISITIONS EDITOR, HIGHER EDUCATION LONGMAN, PEARSON EDUCATION





KATE SCHOONMAKER • PENGUIN PUTNAM



RICHARD SHARP • FT.COM

PEARSON EDUCATION

Revenues and operating profits increased by 25% and 16% respectively, including the first full year contribution from NCS Pearson. Excluding NCS Pearson and other acquisitions and disposals, underlying revenues increased by 1% and operating profits fell by 5%. On a pro forma basis (assuming we had owned NCS Pearson for the whole of 2000), underlying revenues increased by 3%. Difficult market conditions hit the operating performance of our technology publishing and Latin American educational publishing operations, reducing operating profits by £30m.

SALES

01	**£2,604m**	***$3,802m***
00	£2,090m	*$3,051m*
99	£1,725m	*$2,519m*

OPERATING PROFIT

01	**£274m**	***$400m***
00	£237m	*$346m*
99	£254m	*$371m*

Our **US School** business increased underlying sales by 6% (8% on a pro forma basis). Basal and supplementary publishing sales increased by 9%, ahead of the market. Scott Foresman, our elementary school publisher, took 25% of state adoption revenues (34% of those competed for) and had the year's best-selling reading programme. Prentice Hall School, our secondary school publisher, took 30% of state adoption revenues, and is now the nation's biggest secondary publisher. Assessment and testing revenues increased 18% as states such as California, Florida and Texas increased their testing programmes. Sales of curriculum and school enterprise software fell 2% as the uncertain economic outlook caused schools to defer discretionary spending.

Our **US College** business increased underlying sales by 5%, slightly ahead of the market as a whole. The business benefited from its online investment, with more than 60% of revenues generated through bundled textbook and internet programmes. Over 900 colleges are now running courses on CourseCompass, our online course management system launched last year.

The underlying revenues of our **US Professional** business fell 21% (14% on a pro forma basis). Our technology publishing business was hit hard by the industry-wide recession but gained market share and, through early action to reduce costs, sustained healthy margins. Our government solutions business, which helps to test and train federal staff in customer service and technology skills and operates large-scale data management projects, increased revenues by 18% (stripping out the benefits of the decennial Census

OPERATING PROFIT

	2001		2000	
PEARSON EDUCATION	**£374m**	*$546m*	£337m	*$492m*
FT KNOWLEDGE	**£(23)m**	*$(34)m*	£(17)m	*$(25)m*
SUB TOTAL	**£351m**	***$512m***	**£320m**	***$467m***
INTERNET ENTERPRISES	**£(77)m**	*$(112)m*	£(83)m	*$(121)m*
TOTAL	**£274m**	***$400m***	**£237m**	***$346m***

'We didn't know when we bought NCS that George W Bush would be elected President or that he would make education his top domestic priority. The new federal legislation - No Child Left Behind - is the most significant I've seen in my 30 years in education. It will bring major changes in schools right across America and we aim to play our part in ensuring its success.'
PETER JOVANOVICH * CHIEF EXECUTIVE, PEARSON EDUCATION

MELISSA PUPO * PENGUIN PUTNAM







ALISON YOUNG * FINANCIAL TIMES

contract in 2000 and an acquisition made in 2001). We saw modest revenue growth in our professional assessment and certification business offset by an expected fall in revenues from data management services.

Our **International** operations saw underlying revenues decline by 2% (and by 1% on a pro forma basis). Growth in our English language training (ELT) business was offset by a fall in revenues from technology publishing. Our school and college publishing operations in Asia, Europe and South Africa all performed well. In Latin America, particularly in Argentina and Colombia, trading performance was badly hit by the economic downturn. We restructured our operations in the region, tightening our credit terms and increasing reserves for obsolescence and bad debts.

On a standalone basis, total sales at **NCS Pearson** were up 1% to £592m and profits were up 30% to £63m, benefiting from the integration into Pearson Education. Stripping out the benefit of the decennial US Census contract in 2000, underlying sales were up 6% and underlying operating profits were up 47%. (All reported figures for NCS Pearson include Computer Curriculum Corporation, which has been fully integrated within NCS Learn, our curriculum software business).

Losses of £23m at **FT Knowledge** reflected a slowdown in the corporate training market, restructuring costs and the impact of the September 11 terrorist attacks on the New York Institute of Finance, which was based in the World Trade Center. Losses from education internet enterprises fell to £77m. We fully integrated Learning Network, our consumer education portal, within Pearson Education, reducing its cost base by 75% by the end of the year. Pearson Broadband, our new multimedia education business, made a good start in its first year of operation. It launched KnowledgeBox, its interactive classroom curriculum product, in the US and Asia and created a joint venture to produce educational English language programming for CCTV, China's state broadcaster.

SALES ANALYSIS

2001


38% US SCHOOL £978m *$1,428m*
22% US COLLEGE £574m *$838m*
22% INTERNATIONAL £568m *$829m*
16% US PROFESSIONAL £417m *$609m*
2% FT KNOWLEDGE £59m *$86m*

INTERNET ENTERPRISES £8m *$12m*

2000


35% US SCHOOL £732m *$1,069m*
26% INTERNATIONAL £540m *$788m*
25% US COLLEGE £524m *$765m*
12% US PROFESSIONAL £248m *$362m*
2% FT KNOWLEDGE £43m *$63m*

INTERNET ENTERPRISES £3m *$4m*

BILL GAULD • CHIEF TECHNOLOGY OFFICER, PEARSON





IAN POGUE • PEARSON BROADBAND



PAT DUFFY • PEARSON EDUCATION

NATALIE OSTRAM • NCS PEARSON, PEARSON EDUCATION



Although our strong operating performance meant that operating profits from continuing operations increased by 3% to £426m, we charged a loss against reserves for the year of £568m. This table reconciles the difference between the two, as well as the cash impact of the individual items.

	PROFIT AND LOSS		CASH EFFECT	
OPERATING PROFIT FROM CONTINUING OPERATIONS	£426m	*$622m*	£419m	*$612m*
OPERATING PROFIT FROM DISCONTINUED OPERATIONS	£37m	*$54m*	£18m	*$26m*
TOTAL OPERATING PROFIT	£463m	*$676m*	£437m	*$638m*
GOODWILL AMORTISATION	£(382)m	*$(558)m*	–	–
GOODWILL IMPAIRMENT	£(61)m	*$(89)m*	–	–
INTEGRATION COSTS	£(74)m	*$(108)m*	£(69)m	*$(100)m*
NON OPERATING ITEMS (DISPOSALS AND CLOSURES)	£(123)m	*$(180)m*	£64m	*$93m*
COST OF ACQUISITIONS	–	–	£(106)m	*$(155)m*
EQUITY SHARES ISSUED AND OTHER CAPITAL ITEMS	–	–	£19m	*$28m*
AMOUNTS WRITTEN OFF INVESTMENTS	£(92)m	*$(134)m*	–	–
INTEREST	£(169)m	*$(247)m*	£(157)m	*$(229)m*
TAXATION	£67m	*$98m*	£(71)m	*$(104)m*
MINORITY INTERESTS	£(20)m	*$(29)m*	£(9)m	*$(13)m*
DIVIDENDS	£(177)m	*$(258)m*	£(174)m	*$(254)m*
TOTAL	**£(568)m**	***$(829)m***	**£(66)m**	***$(96)m***

Some of these items – interest, integration costs and dividends – have a cash flow impact roughly equivalent to the charge on the profit and loss account. Others – goodwill and amounts written off investments – have no cash impact even though they account for the majority of the difference. To complicate matters further, the non-operating items generated cash for the company but were a debit in calculating profit, while tax produced a profit and loss credit but was a negative item in the cash flow statement.

→ FOR FURTHER INFORMATION SEE THE PROFIT AND LOSS ACCOUNT

The sale of our 22% share in RTL was not concluded until the end of January 2002 and, as a result, the proceeds of €1.5bn are not reflected in the 2001 accounts. However, the cash received has allowed us to reduce our net debt to around £1.5bn since the year end. Both Standard & Poor's and Moody's took account of this disposal in deciding to maintain unchanged credit ratings for the company earlier in the year. This formed a key part of our risk management strategy which we refer to in more detail on pages 33 to 36.

Over the page we discuss in more detail each of the items set out in the table.

'Penguin took a big risk to buy the reprint rights to Mark Bowden's *Black Hawk Down* in the belief that it would be a classic. With the recent release of the movie and more than one million copies in print, it is flying off the shelves in trade, mass-market and movie tie-in editions and reached number one on the New York Times list.'

STEPHEN MORRISON • SENIOR EDITOR, PENGUIN PUTNAM

KATHRYN DAWSON • PENGUIN PUTNAM









CAROL DE CRUZ • FT KNOWLEDGE

FRED DONNELLY • SCOTT FORESMAN, PEARSON EDUCATION

FINANCIAL STATEMENTS

GOODWILL AMORTISATION

We took a charge of £382m for goodwill, a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. This goodwill is amortised, typically over 20 years. The major reason for the increase over last year of £204m is that NCS and Dorling Kindersley – the two major acquisitions of 2000 – incurred full year amortisation of goodwill for the first time. This accounted for £69m of the increase.

→ FOR FURTHER INFORMATION SEE THE BALANCE SHEET

GOODWILL IMPAIRMENT

This £61m charge resulted from a review of the carrying value of goodwill on our balance sheet, required under FRS 10 (Goodwill and Intangible Assets) and FRS 11 (Impairment of Fixed Assets and Goodwill), which led to a decision to impair the value of Dorling Kindersley by £50m.

Dorling Kindersley was purchased in May 2000 for a price of £318m plus embedded debt of £49m. Although Dorling Kindersley adds value both to Penguin and our education businesses, and is expected to return to profit in 2002, the integration has taken longer to achieve than we initially envisaged and we have also reduced the revenue base in order to eliminate unprofitable publishing. Taken together with a difficult economic environment, which has affected Dorling Kindersley's travel guides in particular, we thought it prudent to write down the value of goodwill by just under 15%.

We also took a total of £11m in write-downs on various other businesses, the largest of these relating to a Latin American subsidiary. We undertook a detailed review of our 2000 acquisition of NCS but found no reason to reduce the goodwill we carry on our balance sheet as a result.

INTEGRATION COSTS

Integration costs of £74m relate to the one-off costs of integrating significant recent acquisitions into our existing businesses. £45m was incurred in integrating Dorling Kindersley into the Penguin Group and the remaining £29m related to the integration of NCS into Pearson Education. This expenditure was in line with our forecasts at the time of the transactions.

'When a new management team took on the task of modernising the Department of Education's Office of Federal Student Aid, we did all we could to help. We transformed our largest contracts to be performance based. Our immediate reward was increased customer satisfaction, but the experience has also helped us win new contracts with the Departments of Justice and Transportation.'

JEFF SHEETZ • VP, GOVERNMENT SOLUTIONS ENGINEERING, NCS PEARSON, PEARSON EDUCATION

KATY HEMMINGS • FT LONDON







BILL BROOKS • PEARSON EDUCATION

NON-OPERATING ITEMS

A charge of £123m for non-operating items relates to losses on the sale or closure of businesses and fixed assets. It includes our share of the loss on sale of the Journal of Commerce (£36m) by The Economist Group, a loss on sale of iForum (£27m), an internet-based training company, our share of the net loss on disposals by the RTL Group (£17m), and the disposal or closure of various smaller businesses (£43m). In 2001 we also sold FT Energy and received net cash proceeds of £43m. There was no significant profit and loss impact.

AMOUNTS WRITTEN OFF INVESTMENTS

We concluded a thorough review of our fixed asset investments, principally in the dot.com arena. We have provided for £55m against these investments, the biggest items being for Business.com (£17m) and TimeCruiser (£10m).

We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. We determined that the most appropriate course of action was to 'mark them to market' – to write them down to the market price on 31 December, 2001 resulting in a charge of £37m and bringing the total amount written off investments to £92m.

INTEREST

Net interest rose by £12m to £169m, with average net debt increasing by £375m. This increase in net borrowing more than offset the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 230 basis points, or 2.3%. The effect of these falls was mitigated by our existing portfolio of interest rate swaps, which converted over half our variable rate commercial paper and bank debt to a fixed rate basis. As a result, the Group's net interest rate payable averaged approximately 6.4%, falling 0.5% from the previous year.

TAXATION

The Group recorded a total pre-tax loss of £438m in 2001; tax relief on this loss was £67m – an effective rate of 15%. The non-operating tax credit (£159m) includes £143m attributable to settlement of the tax position on the BskyB and Tussauds disposals which occurred in 1995 and 1998 respectively.

The tax rate on adjusted earnings after internet operations increased from 26% to 31%, and from 23% to 24% before internet operations. This increase was mainly attributable to the increase in the overall tax on profits (including those of associates) arising outside the UK and the US. As in previous years, the main reason for the tax rate on adjusted earnings being lower than might be expected from the UK and US statutory rates, is the continued availability of losses in the US consolidated tax group. The tax rate used in calculating adjusted earnings is likely to rise as a result of the implementation of FRS 19, which is discussed later in this section.

'The customers – the CEOs, the investment bankers we go out to interview every day in the US – they love it. They love the competition in the market, they love having an alternative, having a broader perspective.'

ANDREW EDGECLIFFE-JOHNSON • EDITOR *Inside Track*, FINANCIAL TIMES



ANNE SOWARDS • PENGUIN PUTNAM



MARK COBHAM • PEARSON EDUCATION, CANADA



JEMIMA DUNNE • DORLING KINDERSLEY, PENGUIN


MANUAL OF INTENSIVE MEDICAL CARE

MINORITY INTERESTS

Minority Interests include a 40% minority share in IDC and a 21% minority share in Recoletos.

DIVIDENDS

The dividend payment of £177m which we are recommending in respect of 2001 represents 22.3p per share – a 4% increase on 2000. The dividend is covered 1.0 times by adjusted earnings after internet enterprises, and 1.1 times by cash flow.


DIVIDEND per share
01 22.3p 32.5¢
00 21.4p 31.2¢
99 20.1p 29.3¢
98 18.8p 27.4¢
97 17.4p 25.4¢

The company seeks to maintain a balance between the requirements of our shareholders, including our many private shareholders, for a rising stream of dividend income and the re-investment opportunities that we see across the Group. This balance has been expressed in recent years as a commitment to increase our annual dividend faster than the prevailing rate of inflation while progressively reinvesting a higher proportion of our distributable earnings in our business. While this commitment remains unchanged, we believe that the income requirements of our shareholders should take priority over reinvestment this year.

OTHER FINANCIAL ITEMS

PENSIONS

The company resumed contributions to its UK Pension Fund following a prolonged 'holiday' period. The cash contribution is expected to increase in 2002. The rate of funding of pension liabilities is kept under regular review by the company and Fund trustees. The proposed changes in the accounting for Pensions are discussed in the next section.

ACCOUNTING DISCLOSURES AND POLICIES

In this report we illustrate the impact of FRS 17 (Retirement Benefits) for pensions and other post retirement benefits ahead of full adoption for 2003. Under the new standard the method of accounting for our defined benefit pension schemes will change significantly from the current practice under SSAP 24. FRS 17 approaches pension cost accounting from a balance sheet perspective with the net surplus or deficit in Pearson's pension schemes being incorporated into the balance sheet. Changes in this surplus or deficit will flow through the profit and loss account and the statement of total recognised gains and losses. In this report we have disclosed the effect on the closing balance sheet at the end of 2001 in the notes to the accounts (see note 11).

'In college publishing, it's rare to see new courses emerge. We've been following the development of the science of astrobiology – the study of life on Earth, and elsewhere. How did life evolve on Earth? Could we colonise another planet? Is there life elsewhere in our Solar System? These ideas seem to grab the attention of non-science majors. We have been helping professors to start new courses and will be publishing the first textbook for this course this year.'

ADAM BLACK • SENIOR ACQUISITIONS EDITOR, ADDISON WESLEY LONGMAN, PEARSON EDUCATION







NICOLE GALE • PEARSON BROADBAND

FRS 18, 'Accounting Policies', has been adopted but has had no significant impact on the results in 2001. FRS 19, a standard on deferred tax, was introduced in 2000 and we will be adopting this standard in 2002. FRS 19 will introduce full provisioning for deferred tax and this will have a significant effect on Pearson's effective tax rate. The tax benefit of US tax losses is currently accounted for as the losses are utilised. Under FRS 19 this benefit will no longer arise.

MANAGING OUR FINANCIAL RISKS

This section explains the Group's approach to the management of financial risk.

TREASURY POLICY

The Group holds financial instruments for two principal purposes: to finance its operations and to manage the interest rate and currency risks arising from its operations and its sources of finance. The Group finances its operations by a mixture of cash flows from operations, short-term borrowings from banks and commercial paper markets, and longer-term loans from banks and capital markets. The Group borrows principally in US dollars, euros and sterling, at both floating and fixed rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest rate basis. The derivatives used for this purpose are principally interest rate swaps, interest rate caps and collars, currency swaps and forward foreign exchange contracts.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity and refinancing risk, counterparty risk and foreign currency risk. These risks are managed by the group finance director under policies approved by the board which are summarised below. These policies have remained unchanged, except as disclosed, since the beginning of 2001. A treasury committee of the board receives reports on the Group's treasury activities, policies and procedures, which are reviewed periodically by a group of external professional advisers. The treasury department is not a profit centre and its activities are subject to internal audit.

NET TRADING ASSETS		
INTANGIBLE ASSETS	£4,261m	*$6,221m*
TANGIBLE ASSETS	£542m	*$791m*
WORKING CAPITAL	£894m	*$1,305m*
OTHER NET ASSETS	£(75)m	*$(110)m*
TOTAL	**£5,623m**	***$8,210m***

CAPITAL EMPLOYED		
SHAREHOLDERS' FUNDS	£3,742m	*$5,463m*
PROVISIONS & MINORITIES	£420m	*$613m*
NET DEBT	£1,461m	*$2,133m*
TOTAL	**£5,623m**	***$8,210m***

Pro forma including RTL disposal.

'One of FT.com's biggest customers bought products from across Pearson, including three different online content packages. We also provided a very large number of Pearson Education books *'How to Read the Financial Pages'* as a free launch offer for their customers.'

EDWARD UNGAR • BUSINESS DEVELOPMENT MANAGER, FT.COM







JUANITA GRIFFIN • PEARSON EDUCATION

DENISE ALLEN • PENGUIN PUTNAM

Interest rate risk ▸ The Group's exposure to interest rate fluctuations on its borrowings is managed by borrowing on a fixed rate basis and by entering into interest rate swaps, interest rate caps and forward rate agreements. Since December 2000 the Group's policy objective has been to set a target proportion of its forecast borrowings (taken at the year end, with cash netted against floating rate debt) to be hedged (i.e. fixed or capped) over the next four years of 50% to 65% for the first two years, and 40% to 60% for the next two years. At the end of 2001 that ratio was 59%. On that basis, a 1% change in the Group's variable rate US dollar, euro and sterling interest rates have a £10m effect on profit before tax. Since the year end, the disposal of Pearson's interest in RTL has resulted in a significant reduction in floating rate debt. We have cancelled a number of swap contracts in order to bring the balance of fixed and floating rate debt back within our policy parameters.

Liquidity and refinancing risk ▸ The Group's objective is to procure continuity of funding at a reasonable cost. To do this it seeks to arrange committed funding for a variety of maturities from a diversity of sources. Since May 2000 the Group's policy objective has been that the weighted average maturity of its core gross borrowings (treating short-term advances as having the final maturity of the facilities available to refinance them) should be between three and ten years, and that bank and non-bank sources should each provide at least £250m of such core gross borrowings.

In April 2001 the Group issued €250m of bonds due 2003. In June 2001 the Group issued $500m of notes due 2011. As a result, at the end of 2001 the average maturity of gross borrowings was 5.3 years and non-banks provided £2,078m (75%) of them (down from 5.6 years and up from 56% respectively at the beginning of the year). The proceeds of the bond and note issues were used to repay part of the Group's syndicated bank facility.

NET BORROWINGS FIXED AND FLOATING RATES

	2001		2000	
FIXED RATE	**£1,398m**	*$2,041m*	£1,239m	*$1,809m*
FLOATING RATE	**£981m**	*$1,432m*	£1,062m	*$1,551m*

'I was in my office, three blocks away from the World Trade Center when the first tower collapsed. We immediately evacuated the building and didn't occupy our William Street offices again for one month. From alternate work sites, we continued to provide our regular data feeds to clients.'
SPENCER GALLAGHER * DIRECTOR REFERENCE DATA PRODUCTS, FT INTERACTIVE DATA



MARIA COLLAZO * PEARSON EDUCATION





ROBIN MALLINDER * PEARSON

The Group believes that ready access to different funding markets also helps to reduce its liquidity risk, and that published credit ratings and published financial policies improve such access. The Group manages the amount of its net debt, and the level of its net interest cover, principally by the use of a target range for net interest cover. All of the Group's credit ratings remained unchanged during the year. The long-term ratings are Baa1 from Moody's and BBB+ from Standard & Poor's, and the short-term ratings are P2 and A2 respectively. The Group continues to operate on the basis that the board will take such action as is necessary to support and protect its current credit ratings. The Group also maintains undrawn committed borrowing facilities. At the end of 2001 these amounted to £1,172m, and their weighted average maturity was 3.5 years.

Counterparty risk ▸ The Group's risk of loss on deposits or derivative contracts with individual banks is managed in part through the use of counterparty limits. These limits, which take published credit limits (among other things) into account, are approved by the group finance director. In addition, for certain longer dated higher value derivative contracts the Group has entered into mark to market agreements whose effect is to reduce significantly the counterparty risk of the relevant transactions.

Currency risk ▸ Although the Group is based in the UK, it has a significant investment in overseas operations. The most significant currency for the Group is the US dollar, followed by the euro and sterling.

The Group's policy during the year on routine transactional conversions between currencies (for example, the collection of receivables, and the settlement of payables or interest) remained that these should be effected at the relevant spot exchange rate. As in previous years, no unremitted profits were hedged with foreign exchange contracts.

CASH INFLOW – OPENING NET DEBT £(2,301)m

CASH FROM OPERATIONS	£553m	*$807m*
DISPOSALS	£64m	*$92m*
NET EQUITY	£20m	*$29m*

CASH OUTFLOW – CLOSING NET DEBT £(2,379)m

INTEGRATION COSTS	£(69)m	*$(101)m*
INTERNET ENTERPRISES	£(116)m	*$(169)m*
INTEREST, TAXATION, DIVIDENDS AND OTHER	£(424)m	*$(619)m*
ACQUISITIONS	£(106)m	*$(153)m*

'After encountering stock fulfilment problems in Canada at the time of the Prentice Hall/ Addison Wesley merger, we conducted focus groups with bookstore managers. Their feedback inspired us to create the Bookstore Advisory Council, made up of representatives from the Canadian bookstore community. This helped Pearson win the Publisher of the Year award at the annual Eastern and Western Bookstore meeting in 2001.'

MICHAEL YOUNG • EDITORIAL DIRECTOR, HIGHER EDUCATION, PEARSON EDUCATION, CANADA

ROBERT HEAD • PEARSON





GRACE VERAS • PENGUIN PUTNAM





SARAH GOULDING • DORLING KINDERSLEY, PENGUIN

The Group's policy is to align approximately the currency composition of its core borrowings in US dollars, euros and sterling with the split between those currencies of its forecast operating profit. This policy aims to dampen the impact of changes in foreign exchange rates on consolidated interest cover and earnings. Long-term core borrowing is now limited to these three major currencies. However, the Group still borrows small amounts in other currencies, typically for seasonal working capital needs.

At the year end the split of aggregate net borrowings in its three core currencies was US dollar 68%, euro 13% and sterling 19%.

GROSS BORROWINGS	**2001**		2000	
BANK DEBT	**£694m**	*$1,013m*	£1,252m	*$1,828m*
BONDS	**£2,078m**	*$3,034m*	£1,565m	*$2,285m*
GROSS BORROWINGS BY CURRENCY				
US DOLLARS	**£1,829m**	*$2,670m*	£1,782m	*$2,602m*
STERLING	**£520m**	*$759m*	£587m	*$857m*
EURO	**£404m**	*$590m*	£417m	*$609m*
OTHER	**£19m**	*$28m*	£31m	*$45m*

ROBIN GAY • PEARSON BROADBAND





FRANK KOZELEK • PENGUIN PUTNAM

MIKE SMITH • LEARNING NETWORK, PEARSON EDUCATION



CHAIRMAN

Dennis Stevenson ▸ chairman, aged 56, has been a non-executive director of Pearson since 1986 and became executive chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

EXECUTIVE DIRECTORS

Marjorie Scardino ▸ chief executive, aged 55, joined the Pearson board in January 1997. She trained and practised as a lawyer, and published a weekly newspaper in the US. In 1985 she joined The Economist Group as president of its North American operations and was its chief executive from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell ▸ director for people, aged 55, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the *Financial Times* from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and Zen Research plc and chairman of the Millennium Bridge Trust.

John Makinson ▸ finance director, aged 47, joined the Pearson board and became finance director in March 1996. From 1994 to 1996 he was managing director of the *Financial Times*, and prior to that he founded and managed the investor relations firm Makinson Cowell. He was appointed chairman of The Penguin Group in May 2001. He is also a non-executive director of George Weston Limited in Canada.

NON-EXECUTIVE DIRECTORS

Terry Burns*† ▸ aged 57, was the government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited, and a non-executive director of The British Land Company PLC. He was appointed a non-executive director of Pearson in May 1999.

Reuben Mark*† ▸ aged 63, is chairman and chief executive of the Colgate Palmolive Company and a director of Citigroup Inc. and AOL Time Warner Inc. He became a non-executive director of Pearson in 1988.

Vernon Sankey* ▸ aged 52, is non-executive chairman of Gala Group Holdings plc and non-executive deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Zurich Financial Services AG. He became a non-executive director of Pearson in 1993.

Rana Talwar ▸ aged 53, was previously group chief executive of Standard Chartered plc. He became a non-executive director of Pearson in March 2000.

* a member of the audit committee.
† a member of the personnel committee.

The directors are pleased to present their report to shareholders, together with the financial statements for the year ended 31 December 2001 on pages 55 to 58 and 61 to 96. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 10 to 28 of this annual report. Sales and profits of the different sectors and geographical markets are given on pages 63 and 64.

Results and dividend ▸ The loss for the financial year ended 31 December 2001 was £391m (2000: £179m profit). The loss retained for the year was £568m (2000: £15m profit) and has been transferred to reserves. A final dividend of 13.6p per share is recommended for the year ended 31 December 2001. This, together with the interim dividend already paid, makes a total for the year of 22.3p (2000: 21.4p). The final dividend will be paid on 7 June 2002 to shareholders on the register at the close of business on 15 March 2002, the record date.

Significant acquisitions and disposals ▸ Details of these transactions can be found in notes 26 and 27 to the accounts on pages 88 to 90.

Transactions with related parties ▸ Details of transactions with related parties, which are reportable under FRS 8, are given in note 31 to the accounts on page 93.

Capital expenditure ▸ The analysis of capital expenditure and details of capital commitments are shown in note 13 to the accounts on page 74.

Directors ▸ The present members of the board, together with their biographical details, are shown on page 37. Gill Lewis resigned as a director on 27 April 2001. Details of directors' remuneration and interests in ordinary shares and options of the company are contained in the personnel committee report on pages 45 to 54. Three directors, Dennis Stevenson, Reuben Mark and Marjorie Scardino, will retire by rotation at the forthcoming Annual General Meeting (AGM) on 26 April 2002. All three, being eligible, will offer themselves for re-election. Details of directors' service contracts can be found on page 49. No director was materially interested in any contract of significance to the company's business.

Corporate governance ▸ The board supports the principles of good governance and code of best practice expressed in the Combined Code (the Code) published in June 1998. This directors' report, including the personnel committee report which has been considered and adopted by the board, describes how the company has applied such principles and, apart from the following exception, has complied with the provisions set out in section 1 of the Code. Given the calibre and experience of the non-executive directors, the board does not believe the identification of a senior independent director is appropriate. If any shareholders have any concerns they wish to raise, they should raise them in the first instance with the chairman who will, as a matter of principle, raise them with the non-executive directors.

The board ▸ The board currently comprises four executive directors, including the chairman, who is part-time, and four non-executive directors. All of the non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

The board schedules six meetings each year and arranges to meet at other times as appropriate. There is a formal schedule of matters specifically reserved to the board for decision and approval, and the board is supplied in a timely manner with the necessary information to discharge its duties. A procedure exists for directors to seek independent professional advice in the furtherance of their duties, and all directors have access to the advice and services of the company secretary.

Board committees ▸ The board of directors has established the following committees all of which have written terms of reference setting out their authority and duties:

i Audit committee ▸ This committee is chaired by Vernon Sankey and its other members are Terry Burns and Reuben Mark. All are non-executive directors. The committee provides the board with the means to appraise Pearson's financial management and reporting, and to assess the integrity of the Group's accounting procedures and financial controls. The Group's internal and external auditors have direct access to the committee to raise any matter of concern and to report the results of work directed by the committee. The committee reports to the full board of Pearson.

ii Personnel committee ▸ This committee is chaired by Reuben Mark and its other member is Terry Burns. Both are non-executive directors. The committee meets regularly to decide the remuneration and benefits packages of the executive directors and the chief executives of the main operating companies, as well as recommending the chairman's remuneration to the board for its decision. It also reviews the Group's management development and succession plans. The committee reports to the full board and its report, which has been considered and adopted by the board, is set out on pages 45 to 54.

iii Nomination committee ▸ This committee is chaired by Dennis Stevenson and comprises all directors. The committee meets from time to time as necessary to consider the appointment of new directors.

iv Treasury committee ▸ This committee comprises Dennis Stevenson, John Makinson, Vernon Sankey and Rana Talwar. The committee sets the policies for the company's treasury department and reviews its procedures on a regular basis.

Internal control ▸ The directors have reviewed the effectiveness of the Group's internal control process in accordance with provision D.2.1 of the Combined Code.

The directors are responsible for the Group's system of internal control and reviewing its effectiveness. They consider that the system of internal control is appropriately designed to manage the risk environment facing the Group and to provide reasonable, but not absolute, assurance against material misstatement or loss.

They confirm that there is an ongoing process, embedded within the Group's integrated internal control system which allows for the identification, evaluation and management of significant business risks, together with a reporting process to the board. The directors require operating companies to undertake at least annual reviews to identify new or potentially under managed risks. The results of these reviews are reported annually to the board via the audit committee. This process has been in place throughout 2001 and up to the date of the approval of this annual report and accords with the Turnbull guidance.

The main elements of the Group's internal control system including risk identification are as follows:

i Board ▸ The board of directors, which has overall responsibility for the Group's system of internal control, exercises control through an organisational structure with clearly defined levels of responsibility, authority and appropriate reporting procedures. The board meets regularly and has a regular schedule of matters that are brought to it or its duly authorised committees for decision, aimed at maintaining effective control over strategic, financial, operational and compliance issues. This structure includes the audit committee, which with the finance director, reviews the effectiveness of the internal financial and operating control environment of the Group. The audit committee meets regularly, at least three times per annum, and considers, inter alia, reports from internal and external auditors covering such matters.

ii Operating company controls ▸ The identification and mitigation of major business risks is the responsibility of operating management. Each operating company maintains controls and procedures appropriate to its own business environment whilst conforming to Group standards and guidelines, including procedures to identify and then mitigate all types of risks. To this end operating companies are required to undertake at least annual risk reviews to identify new or potentially under managed risks, the results of which are reported to the board.

iii Financial reporting ▸ There is a comprehensive budgeting and forecasting system with an annual budget approved by the board of directors. Monthly financial information, including balance sheets, cash flow statements, trading results and indebtedness, are reported against the corresponding figures for the budget and the previous year, with corrective action being taken by the directors as appropriate. In addition, these reports contain summary information of the major business issues and risks facing the operating companies, as well as the actions needed or taken to either mitigate or take advantage of them.

iv Treasury management ▸ The treasury department operates within policies approved by the board, and its procedures are reviewed regularly by the treasury committee. Major transactions are authorised outside the department at the requisite level and there is an appropriate segregation of duties. Frequent reports are made to the finance director and regular reports are prepared for the treasury committee.

v Group control ▸ The Group control department has the central responsibility for risk control and internal audit, which it exercises through teams located both in the UK and the US. The department reviews business risks, processes and procedures in all the main operating companies, agrees with operating companies their plans to eliminate or mitigate risks where possible, and to improve controls and processes. It monitors operating companies' progress and reports the results of its work regularly to executive management and, via the audit committee, to the board. Annually, via the audit committee, the Group control department specifically reports on business risk to executive management and the board.

vi Insurance ▸ Insurance cover is provided either through Pearson's captive insurance subsidiary or externally, depending on the scale of the risk in question and the availability of cover in the external market. The events of 11 September 2001 are projected to result in a general and significant increase in insurance premiums. Consequently the Group is undertaking a review of its insurance coverage to ensure that it has the most cost effective balance between insured and uninsured risks.

Going concern ▸ Having reviewed the Group's liquid resources and borrowing facilities, and the 2002 and 2003 cash flow forecasts contained in the Group budget for 2002, the directors believe that the Group and the company have adequate resources to continue as a going concern for the foreseeable future. For this reason, the financial statements have, as usual, been prepared on a going concern basis.

Shareholder communication ▸ Pearson has an extensive programme of communication with all our shareholders – large and small, institutional and private. Pearson's shareholder base has a very wide geographic spread, so we are using the internet and webcasting to ensure that shareholders have ease of access to corporate results and news. We also make a particular effort to communicate effectively and regularly with Pearson's employees, a big majority of whom are shareholders in the company.

We post all company announcements on our website (www.pearson.com) as soon as they are released. Major shareholder presentations are made accessible via webcast or conference call wherever possible. www.pearson.com has a dedicated investor relations section which contains an extensive archive of past announcements and presentations, historical financial performance and share price data and a calendar of future events.

Each year our AGM – which will be held on 26 April this year – includes information about Pearson's businesses and the previous year's results as well as general AGM business.

People ▸ Pearson wants to be the best employer in the world. We still have some way to go but we start with the simple idea that people are by far our most important asset. Our commitment to continuous improvement in all areas of people management is stronger than ever and our major training and development initiatives have continued despite the tougher trading conditions in our businesses.

With three major businesses operating in over 60 countries, each unit has responsibility for day-to-day people management including: recruitment; terms and conditions of employment; remuneration, where the aim is to provide an appropriate rate for the job taking into account relevant recruitment markets, business sectors and geographic regions; employee relations; training and health and safety. In the past year Pearson has also played an increasing role in encouraging collaboration across companies within the Group. New targets have been set to encourage people to move between companies.

Pearson's role is to ensure that businesses have the necessary people to discharge these responsibilities and to set the framework within which detailed employment policies are developed. Pearson itself is responsible for monitoring and overseeing the compensation, benefits, staffing, succession, development and training of the most senior executives; career development and management of potential across Pearson, including graduates; designing and implementing Pearson-wide remuneration plans, including employee share plans and the sharing of resources and expertise.

Pearson, for the fourth consecutive year, has been placed in the Top 100 Companies by the US magazine *Working Mother*. In the UK, a *Sunday Times* survey ranked Pearson as one of the best places to work among the UK's top 50 companies.

On average there were 29,027 people in the company last year.

i Employment ▸ The employment policies of the Group embody the principles of equal opportunity and are designed to meet the needs of operating companies and comply with local regulations in their areas of operation. The sole criterion for selection, training, development and promotion is the individual's suitability for the position of employment offered and his or her aptitudes and abilities. The company takes seriously its statutory obligations relating to disabled persons and seeks not to discriminate against current or prospective employees because of a reason relating to their disability. We always look to make reasonable adjustments to premises, or employment arrangements, if these substantially disadvantage a disabled employee, or prospective employee, compared to an able-bodied person. Pearson contributed to the recent Kingsmill Report set by the UK government on women's employment and pay and the company has developed internal initiatives on diversity and work-life practices and a common approach to appraisal and development reviews.

We seek to treat all employees decently. Our employing companies enter into proper employment arrangements with their people, always meeting or exceeding their local statutory or regulatory obligations. Each of our companies has appropriate policies should the need for job losses arise.

ii Training and development ▸ Pearson's commitment to training and development is now embedded in the company and during 2001 more people were involved than ever before in development activities. In addition to the curriculum within each business, programmes were delivered in Asia, Australia, the US and Europe.

Much of the responsibility for training and development has been devolved to the operating companies. Pearson Education appointed a dedicated management development director with a portfolio of activities and a learning curriculum that spans all parts of the organisation. Similar programmes operate in the *Financial Times*, at Penguin and elsewhere across the Group.

Pearson's Senior Management Programme has run since 1999 and took place in Singapore in 2001. It has now been attended by the top teams from every business. This group addressed many critical business issues and is involved in developing the next phase of the programme. A much greater emphasis has been placed on mentoring and coaching.

The Pearson graduate training scheme recruits new talent into each of the businesses. Graduates work in different parts of the organisation, both in the UK and internationally, and are brought together for training and development. Annually the chairman hosts a meeting at which the graduates present project work undertaken and there is the opportunity for discussion with mentors and other senior managers on their career in Pearson.

Pearson has been involved for a number of years in the Chevening Scholarship scheme, administered by the Foreign & Commonwealth Office in the UK. We have successfully sponsored people from China, India and South Africa on MBA programmes at UK universities. In 2001, Pearson employed a number of these scholars after graduation.

Our relationship with Duke University has strengthened with 20 managers studying the cross-continent MBA. After graduation these managers will be given a major business challenge to address as an opportunity to put their new learning swiftly to the test.

Each year a group of some 100 high potential people is brought together to work with top management on current strategic issues and to provide new thinking and innovation. These FORUMS have a significant impact on motivation and retention of key talent.

The sharing of skills and expertise in the company was greatly helped by the implementation in 2001 of a more structured approach to appraisal, career development and succession planning across Pearson. The introduction of a Pearson policy that provides a consistent and supportive process for moving individuals across businesses has helped to increase international mobility.

iii Employee participation ▸ Share ownership lies at the heart of Pearson's remuneration philosophy and the directors believe that the very best way for our people to profit from Pearson's success is for them to become shareholders. Pearson operates both worldwide profit sharing and share acquisition plans in over 60 countries. With more than half our people in the US, we have taken special care to make it easy for them to acquire shares in Pearson. The listing of our shares on the New York Stock Exchange allows us to operate a US Employee Stock Purchase Plan that makes owning shares in Pearson accessible to the majority of our employees.

iv Employee communication ▸ Employee communication continues to be developed through regular Group-wide communication from the chief executive, Marjorie Scardino; wide-ranging presentations to staff around the world in connection with the publication of Pearson's results or other important events; the distribution of *InPearson*, the employee magazine; Pearson to Pearson, the Group-wide intranet and reports to participants in the various benefit plans. The various operating companies also have their own channels of communication such as briefing groups, videos, magazines and newsletters.

v European employee forum ▸ Pearson has established a European Employee Forum with elected representatives from each of the Group's main operating companies and from countries in Europe where the Group's operations are of significant scale. The forum is intended to provide an arena for the exchange of relevant and appropriate information and to establish a constructive dialogue between management and employees on transnational issues that affect them. Two meetings of the forum were held in 2001. Representatives from the forum and Pearson assisted with some research undertaken on behalf of the European Commission and attended a joint seminar on employee financial participation.

Labour standards and human rights ▸ During 2000, Pearson, along with other companies, signed a 'global compact' at the United Nations which sets out a series of principles on labour standards, human rights and the environment. In 2001, with the assistance of independent consultants, we have put in place a procedure covering approximately 80% of our workforce primarily focusing in the UK and the US but also some of our businesses in Germany, Italy and Japan.

Some of the UN principles concern the environment and are covered by our environmental policy. Others refer to labour standards and human rights. They are:

Labour Standards

- Freedom of association and the right to collective bargaining
- The elimination of all forms of compulsory labour
- The abolition of child labour
- The elimination of discrimination in employment and occupation

Human Rights

- To support and respect international human rights within our sphere of influence
- To ensure that we are not complicit in human rights abuses.

i Labour Standards

The following guidelines reflect the UN principles and show our key commitments. Through our process, we are confident that, for the businesses surveyed, we meet or exceed the following commitments:

- We offer equal employment opportunities to all. The people we recruit and promote are selected on merit and suitability, and are not discriminated against because of gender, race, origin, background, religion, marital status, sexual orientation, disability or age. We recognise that an aid to further progress will be to establish an overarching diversity policy and we will do this in 2002.
- We comply with the relevant laws relating to employment and employment conditions in each country and business surveyed. We remain committed where such laws are lacking, to introduce our own guidelines, however, this was not an issue in the businesses surveyed. Subject to any laws, we fully respect the right of our people to freedom of association and representation either through trades unions, works councils, or any other appropriate forum.
- We have systems in place to deal with physical and verbal abuse, or the threat of it, and any other form of intimidation within our workforce.
- We recognise that labour standards and conditions may vary from country to country. Pearson companies conduct business in many of the poorer countries of the world where living standards are low. Different attitudes to both adult and child labour prevail. Where Pearson companies directly control their activities in a country, we will ensure that our people have satisfactory wages and working conditions, and that there is no exploitation of labour. Working terms will take account of local economies.

Our survey process identified that more needs to be done to meet our supply chain commitments below. A start has been made in raising issues with our major UK suppliers. In 2002, we plan to contact in writing all key suppliers with whom we have an ongoing relationship to communicate our expectations. This will be accompanied by guidance for our professional buyers on incorporating our commitments into operational practice.

- In addition, we will expect those who provide us with goods and services to assure, and if necessary demonstrate to us, that their businesses at least comply with the UN standards set out above. We also expect third party suppliers to provide satisfactory working conditions for their employees.
- We will advise third party suppliers that we will positively support their efforts to comply with our guidelines to enable them broadly to adhere to the UN 'global compact', and we will expect them to do so within an agreed time frame.

We found that the following guidelines were not relevant in the context of the countries and businesses surveyed in the first phase. In 2002, we plan to extend the process to include the remaining 20% of our workforce not covered this time.

- Operating in low cost environments has a financial benefit. It also carries a social responsibility. Any improvement in working conditions or pay agreed with a local supplier has to be pursued with care. There may be occasions when to insist on instant change could lead to immediate and damaging unemployment; or it could create 'underground' employment which would be infinitely more dangerous and totally unregulated. In such instances Pearson will agree a timetable for steady and sustained improvement.

- We recognise that there are great social, educational, health or safety problems in areas of the world where we do business and which affect our people. We will help, wherever possible, to educate our people in the workplace about such risks.

In each country, our local subsidiary will be responsible for monitoring activity annually. These reports will be submitted to the director for people at Pearson each year.

ii Human Rights
Pearson companies and people operate globally. Our products are produced and manufactured across the world and sold in many countries, often by companies we do not own which are operating on our behalf. We will, in the course of conducting business in 'high risk areas', ensure that we are not complicit in human rights abuses. This assurance can only come with regular monitoring. If we were to find ourselves inadvertently implicated in abuses of human rights, we would take immediate steps to rectify such a situation.

iii Board Responsibility
David Bell, as director for people, is the board director with overall responsibility for labour standards, human rights and environmental issues.

Environmental Policy
Pearson does not directly operate in industries where there is a potential for serious industrial pollution. Our main products are based on intellectual property. However, in our normal operations we do things that have an impact on the environment in many ways.

Pearson has had an environmental policy since 1992. In an ever-changing world, environmental issues concern the company and its shareholders, customers, staff and the general public alike. During 2000, we reviewed our policy and concluded that, although most of the original principles were still valid, we needed to enhance our efforts and measure them better. During 2001 we have worked with independent consultants to put in place a benchmarking procedure to allow us to measure our progress. The procedure has been tested with our businesses in the US and UK involving buildings that house over 100 people or are over 25,000 sq ft in size. The data collected from our surveys has allowed us to set benchmarks to report against.

For the buildings and companies involved in this first phase we can confirm we meet the principal commitments we have set for ourselves:

- We comply with the relevant environmental laws and regulations applicable in each country in which we operate.

- We work with regulatory agencies and advisers as necessary in the implementation of effective environmental policies, and, where no regulations exist, we set our own guidelines.

- We take account of environmental issues when placing contracts with our top suppliers of goods and services. In 2002, we plan a major communication programme with all our suppliers in this area.

- We continue to introduce energy efficient systems into our buildings and to manage sensibly our energy requirements.

- A senior executive, Alan Miller, has the responsibility for ensuring that our environmental principles are followed and we progress towards the targets we set ourselves. The board is taking an active interest in our progress, and each of our operating companies has nominated a senior person to take responsibility for implementing our policy in those businesses. An annual report on our progress is being reviewed by the board later in 2002.

- Our environmental policy and our annual environmental report are available to everyone in Pearson through our website, and we have encouraged people to participate and contribute to the development of environmental initiatives as they affect our business.

Health and Safety ▸ We continue to be committed to protecting our people through our health and safety practices in the workplace and some details of our progress will form part of our environmental report 2001 available on our website in late March.

ABI disclosure guidelines on social responsibility ▸ We intend to put in place procedures during the year to enable us to comply with the ABI disclosure guidelines on social responsibility.

Supplier payment policy ▸ Operating companies are responsible for agreeing the terms and conditions, including terms of payment, under which business transactions with their suppliers are conducted. It is Group policy that suppliers are made aware of such terms of payment and that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions. Group trade creditors at 31 December 2001 were equivalent to 33 days of purchases during the year ended on that date. The company does not have any significant trade creditors enabling it to produce creditor information for this purpose.

External giving

In 2001, Pearson's external giving totalled £2.39m (2000: £1.79m). This was split between the UK (£745,000; £847,000 in 2000) and the rest of the world (£1,648,000; £938,000 in 2000).

The rest of the world figure includes $759,850 donated by Pearson to the Pearson Relief Fund to support those affected by the tragic events of 11 September 2001. Pearson made an initial donation of $500,000 and a further $259,850 to match employee donations, bringing the total raised to more than $1,000,000. The Pearson Relief Fund decided to focus on children, with donations being made to a number of projects including The Families of Freedom Scholarship, GNYHF Disaster Fund for Post-Traumatic Stress Counselling, The Robin Hood Foundation and Relief Fund and The Survivors' Fund in Washington DC.

Pearson, its businesses and its people have a history of supporting a range of community and charitable causes through donating cash and products, matching employee fundraising and supporting volunteering initiatives.

In 2000 we conducted a major review of our community involvement, with the aim of focusing our support more closely around themes with a particular social need and where Pearson could make a unique contribution. In July 2001 we launched the Pearson 'Teachers First' programme as part of a major corporate philanthropic partnership with a Boston-based non-profit organisation, Jumpstart. Jumpstart connects college students who aim to become teachers with low-income pre-school children across the US. Pearson has made a $2.5m, three-year commitment which will support college students who have trained with the Jumpstart programme to become full-time teachers in a 'Head Start' or other early childhood centre.

Pearson and its operating companies continue to support a number of other community projects such as Book Aid International which distributes books and educational materials in Africa. The Financial Times Group continues to support schools and charities in its local London borough of Southwark including reading and mentoring schemes at local schools and colleges. Penguin UK has donated to the London Connection, a day centre for the homeless. Pearson has supported Literacy Partners in the US for a number of years which focuses on adult and family literacy programmes.

While Pearson does not make party political donations, it does support a number of independent research institutes across the political spectrum.

Share capital ▸ Details of share issues are given in note 24 to the accounts on pages 86 and 87. At the AGM held on 27 April 2001, the company was authorised, subject to certain conditions, to acquire up to 79 million of its ordinary shares by market purchase. Although circumstances have not merited using this authority and there are no plans at present to do so, shareholders will be asked to renew this authority at the AGM on 26 April 2002.

At 4 March 2002, beneficial interests amounting to 3% or more of the issued ordinary share capital of the company notified to the company comprised:

	NUMBER OF SHARES	PERCENTAGE
Telefónica Media SA	38,853,403	4.85%
The Capital Group Companies Inc.	58,196,705	7.26%

Annual general meeting ▸ The notice convening the AGM to be held at 12 noon on Friday, 26 April 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 26 March 2002.

Registered auditors ▸ In accordance with section 384 of the Companies Act 1985 (the Act) resolutions proposing the reappointment of PricewaterhouseCoopers as auditors to the company, at a level of remuneration to be agreed by the directors, will be put to the shareholders at the AGM.

Statement of directors' responsibilities ▸ Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and Group as at the end of the year and of the profit or loss of the Group for that period. The directors are also responsible for the maintenance of adequate accounting records in compliance with the Act, for safeguarding the assets of the Group, and for preventing and detecting fraud and other irregularities. In preparing the financial statements on pages 55 to 58 and 61 to 96 inclusive, the directors consider that appropriate accounting policies have been used and applied in a consistent manner, supported by reasonable and prudent judgements and estimates, and that all relevant accounting standards have been followed.

JULIA CASSON ▸ SECRETARY ▸ 4 MARCH 2002

Relevant background ▸ Reuben Mark chairs the personnel committee; the other member of the committee is Terry Burns. Both are non-executive directors. Responsibility for servicing the committee rests with David Bell, the director for people, and the committee has regular access to independent advice. Dennis Stevenson and Marjorie Scardino attend unless their own personal positions are being discussed.

It is named the personnel committee rather than the more conventional remuneration committee to underline the fact that, while a major part of its responsibility is concerned with remuneration, its overriding brief in an unusually people dependent company is to help Pearson achieve its goal of being the best employer in the world.

The main roles of the committee are to :

- approve the pay and benefits packages of the executive directors, the chief executives of the main operating companies and other members of the Pearson Management Committee;
- *recommend the chairman's remuneration to the board;*
- review the company's management development, training and succession plans;
- monitor the operation of Pearson's reward programmes.

Widespread employee ownership is central to the committee's philosophy. Considerable progress has been made in the last five years in increasing the number of our people who own shares or are saving to acquire them:

- the company operates a profit sharing plan under which all employees (except executive directors) can, at the discretion of the board, receive a cash bonus and Pearson shares based on the company's overall profitability in addition to anything they might receive under their own companies' plans;
- for the past four years all employees worldwide have been able to acquire shares through a savings contract linked to a share plan;
- the company also has a significant proportion of our people receiving awards under discretionary equity-based incentive plans with over 3,000 participating this year compared with 185 in 1996.

Compliance ▸ The Financial Services Authority requires companies to comply with the provisions of the Combined Code on corporate governance. The committee has considered the provisions in Schedule A of the Combined Code on the design of performance-related remuneration. We believe that the company has complied throughout the year.

Explanation of the company's remuneration policy ▸ We set out below the company's policies for each of the main elements of remuneration, namely:

- base salary;
- annual bonus;
- annual bonus share matching;
- equity-based incentives.

Base salary ▸ Our aim is that base salaries should be set at levels which are competitive with those of directors and executives in similar positions in comparable companies. We monitor this through the use of independent surveys.

Table 1 on page 50 of this report shows the base salaries for the executive directors following the increases effective from 1 January 2001.

Although the current salaries of the executive directors are not in all cases in line with those of their competitors, the executive directors (along with their fellow senior managers) decided not to receive an increase in their base salaries with effect from 1 January 2002.

Annual bonus ▸ The maximum bonus that can be earned by executive directors, chief executives of the company's main operating companies and other members of the Pearson Management Committee is 100% of annual base salary. Maximum bonus for other senior executives ranges downward from this level. Receiving the maximum requires the achievement of very stretching financial targets set by the committee.

The targets for 2001 related to growth in underlying sales and adjusted earnings per share (on both a pre- and post-internet basis) and trading cash conversion. Performance is measured separately for each item. Although the executive directors were entitled to a bonus of 30% of salary based on the company's trading cash conversion performance, they elected not to receive a bonus this year.

The committee will continue to review the bonus plans on an annual basis and to revise the bonus limits and targets in the light of the current conditions. The committee does, from time to time, award individual discretionary bonuses but none were awarded for 2001. Bonuses do not form part of pensionable earnings.

Annual bonus share matching ▸ The annual bonus share matching plan permits executive directors and senior executives around the Group to take up to 50% of any after tax annual bonus in the form of Pearson shares. If these shares are held – and the company's adjusted earnings per share increases in real terms by at least 3% per annum – the company will match them on a gross basis of one share for every two held after three years and another one for two originally held (i.e. a total of one for one) after five years.

For the award made in 1998, the earnings per share growth target of 16.6% for 1997 to 2000 was met and participants became entitled to the one-for-two match. On the third anniversary of the award, all participants elected to leave their shares in the plan so as to be eligible for the second one-for-two match, subject to the earnings per share target for 1997 to 2002 being met in 2003.

Executive directors' interests and entitlements under this plan are shown in tables 3 and 4 on pages 52 and 53 of this report.

Equity-based incentives ▸ Eligible employees are covered by four different equity-based incentive plans :

- the incentive share plan of 1993;
- the reward plan of 1999;
- executive and special share options plans for employees not covered by the reward plan;
- the long-term incentive plan of 2001.

On an ongoing basis, the company currently only operates the latter plan. However, we summarise below the outstanding items under all four.

The incentive share plan ▸ This was introduced in 1993 to award executives of the Group based on the performance of the company over the medium to longer term as measured by total shareholder return relative to the average of the FTSE-100 total return index. In the light of external changes we substituted first the reward plan and now the long-term incentive plan for this. Dennis Stevenson's is the only outstanding award under this plan covering the five-year performance period May 1997 to April 2002. The committee at the time decided it was appropriate that the Chairman's long-term reward should be on a longer basis than that of the other senior executives whose awards were based on a three-year performance period.

Full details of any release of shares under this plan will be set out in the committee's report for 2002 being the financial year covering the end of the performance period.

Dennis Stevenson's entitlements under this plan are shown in tables 3 and 4 on pages 52 and 53 of this report.

The reward plan ▸ The Pearson Reward Plan had two elements: Pearson Premium Options (PPOs) linked to the rise in the Pearson share price over three to seven years and Pearson shares in the form of Pearson Equity Incentives (PEIs) linked to the three-year cumulative growth in Pearson's free cash flow (being operating cash flow less tax liabilities on operating activities and interest paid). Two awards were made under this plan, one in 1999 and the other in 2000. Executive directors' entitlements under this plan are shown in tables 3, 4 and 5 on pages 52, 53 and 54 of this report.

For the different tranches of PPOs to become exercisable, the Pearson share price has to stay above certain thresholds for 20 consecutive days within specified periods as follows:

	1999	2000
3-year PPOs	£13.724	£23.028
5-year PPOs	£16.475	£27.636
7-year PPOs	£19.216	£32.243

The share price targets for the three-year and five-year tranches of PPOs granted in 1999 were met in 2000. In addition, for options to be exercisable, the company's adjusted earnings per share has to increase in real terms by at least 3% per annum over the three-year period prior to exercise.

In its report for 2000, the committee said that, in relation to the PEIs awarded in 1999, the exceptionally high free cash flow for 1998 arising from a cash conversation performance of 102% made a double digit increase target from the 1998 base unrealistic in the context of the plan. As a consequence, the committee re-calibrated the targets for the 1999 to 2001 performance period based on the free cash flow that would have been derived from a 95% cash conversion, which, in the committee's view, is a good, but more normal, level of performance. On this basis, the threshold for pay out, at which 50% of the shares awarded became payable was a cumulative pre-internet free cash flow per share of 131.0p and the target for 100% pay out was 143.6p. Maximum pay out under the plan is 150% of shares awarded. Actual performance was 142.9p resulting in a pay out of 97.2% of shares awarded.

The PEIs awarded in 1999 vest on 8 June 2002. Following vesting, the shares remain subject to a two-year retention period and participants may call for their shares at any time until 8 December 2004. Shares may only be sold during the two-year retention period to satisfy any liability to tax or social security contributions that arises on calling for the shares. Any movement in shares for executive directors will be set out in the committee's report for 2002.

For executive directors, table 4 on page 53 indicates the number of shares out of the maximum number of shares that could have vested that have lapsed.

The vesting of PEIs awarded in 2000 is related to performance over the period 2000 to 2002. The committee will set out the targets used in its report for the final year of that period.

Executive directors and managers covered by the reward plan were not eligible for grants of conventional share options in any year in which they received an award under the reward plan.

Executives and special share options plans ▸ Options at market value at the date of grant were granted to eligible employees not covered by the reward plan.

Under the executive share option plan, awards were within individual and overall limits authorised by shareholders. The exercise of options granted since 1996 is subject to a real increase in the company's adjusted earnings per share over a three-year period. For options granted in 1998, the target for 1997 to 2000 was growth in our adjusted earnings per share of 13.6% (for the options granted in March 1998) and 16.6% (for the options granted in September and December 1998). These targets were met and, as a consequence, these options became exercisable on 26 March 2001, 14 September 2001 and 2 December 2001 respectively.

In 2000, Pearson made one-off share option and restricted share awards under a special share programme that the board adopted and introduced on the recommendation of the committee to deal with competitive and employee retention issues in our internet and internet-related businesses at that time. The exercise of share options granted under this programme is not subject to performance conditions. The vesting of restricted shares is subject to a real increase in the company's adjusted earnings per share of at least 3% per annum over the three-year period 1999 to 2002. No new shares will be issued to satisfy awards under this programme and executive directors were not eligible to participate in it.

The long-term incentive plan ▸ The plan consists of two parts:

- stock options;
- restricted stock.

The aim is to give the committee a range of tools with which to link corporate performance to management's long-term reward in a flexible way. The principles underlying it are as follows:

- the vesting of restricted stock awards is normally dependent on the satisfaction of a stretching corporate performance target over a three-year period;
- the committee establishes guidelines that set out the maximum expected value of awards each year using an appropriate methodology for fixing the relative values of both option grants and restricted stock awards;
- the maximum expected value of awards for executive directors is broadly calculated by bringing expected total compensation to the upper quartile of market practice for a selected group of comparable companies in the US and the UK;
- no more than 10% of Pearson equity will be issued or be capable of being issued under all Pearson's share plans in any ten-year period commencing in January 1997. Within this overall 10% limit no more than 1.5% of new-issue equity may be placed under option under the plan in any year;
- awards of restricted stock are satisfied using existing shares.

The first round of awards in 2001 was as follows:

- the committee agreed the maximum 1.5% of new-issue equity for option grants under this plan (having satisfied itself that the company had achieved the growth in earnings per share required to allow it to release the options);
- the vesting of the restricted stock awards made in 2001 is related to performance over the period 2001 to 2003. The committee will set out the targets used in its report for the final year of that period;
- executive directors and senior executives received a blend of stock options and performance-related restricted stock. Using a simplified version of the 'Black Scholes' model, each option was valued at approximately 40% of the market value of the shares at the date of grant. Performance-related restricted stock awards were valued at 80% of the market value of the shares comprised in the award;
- in line with our policy, the expected values of the awards for executive directors were three times salary for Marjorie Scardino and twice times salary for John Makinson and David Bell. Details of these share option grants and restricted stock awards are set out in tables 3, 4 and 5 on pages 52, 53 and 54 of this report.

Shareholding policy ▸ In line with its policy of encouraging widespread employee ownership, the committee has been keen to encourage executive directors and the chairman to build up a substantial shareholding for the company. In view of the volatility of the stock market, we do not think it is appropriate to specify a particular relationship of shareholding to salary. However, we intend from now to describe separately in this report both the numbers of shares that the executive directors and the chairman hold and the value expressed as a percentage of base salary.

The current value of holdings based on the middle market value of Pearson shares of £7.70 on 1 March 2002 (being the latest practicable date prior to the announcement of the results for 2001) against current base salary is as follows:

	NO. OF SHARES	VALUE(% OF BASE SALARY)
Dennis Stevenson	110,017	308%
Marjorie Scardino	81,345	119%
David Bell	49,438	123%
John Makinson	28,620	59%

Service contracts ▸ All executive directors have agreements that can be terminated by the company on 12 months' notice. In the case of early termination of their contract by the company without cause, these contracts provide for liquidated damages equivalent to 12 months' base salary, benefits and a proportion of bonus. During the year no material changes were made to the service contracts of executive directors. Non-executive directors do not have service contracts.

Non-executive directors' remuneration ▸ Fees for non-executive directors are determined by the full board with regard to market practice and within the restrictions contained in the articles of association. Fees are reviewed annually with the help of outside advice. Non-executive directors receive no other pay or benefits (other than reimbursement for expenses incurred in connection with their directorship of the company) and do not participate in the company's equity-based incentive plans.

Since January 2000, non-executive directors have received an annual fee of £35,000 each. One overseas-based director is paid a supplement of £7,000 per annum. The non-executive directors who chair the personnel and audit committees each receive an additional fee of £5,000 per annum. £10,000 of the total fee, or all of the fee in the case of Rana Talwar, is payable in the form of Pearson shares which the non-executive directors have committed to retain for the period of their directorships.

Retirement benefits ▸ The highest paid director, Marjorie Scardino, has pension arrangements comprising defined benefit and defined contribution arrangements in the US. She participates in the funded, approved Pearson Inc. Pension Plan. This is a non-contributory final salary arrangement providing a lump sum convertible to a pension on retirement. The lump sum currently accrues at 6% of capped compensation. In 2001, the committee undertook a review of Marjorie Scardino's overall remuneration. As a consequence of this review, the company's contribution to the unfunded, unapproved defined contribution arrangement in which she participates was increased. The notional company contribution for 2001 was £431,250.

John Makinson and David Bell are members of the defined benefit section of the Pearson Group Pension Plan (the Plan), with a member contribution of 5% of pensionable salary.

It is anticipated that John Makinson will receive a pension of two-thirds of capped salary at normal retirement date (inclusive of benefits transferred from his previous pension plan). John Makinson is subject to the pensions earnings cap introduced by the Finance Act 1989. He participates in the company's Funded Unapproved Retirement Benefits Scheme (FURBS) arrangements, under which a contribution equivalent to 31.1% of his annual salary was made by the company in 2001 to compensate him for pension benefits that cannot be provided from the Plan because of the pensions cap regulations.

David Bell is eligible for a pension from the Plan of two-thirds of his final base salary at normal retirement date due to his previous service with the *Financial Times*.

Both UK executive directors are also eligible for dependants' pensions and a lump sum payment on death in service. Details of directors' pension arrangements are set out in table 2 on page 51 of this report.

Remuneration of the directors ▸ Excluding contributions to pension funds and related benefits set out in table 2, directors' remuneration was as follows:

TABLE 1	2001				2000
all figures in £000s	SALARIES/FEES	BONUS	OTHER*	TOTAL	TOTAL
Chairman					
Dennis Stevenson	275	–	–	275	275
Executive directors					
Marjorie Scardino	525	–	58	583	938
David Bell	310	–	15	325	539
John Makinson	375	–	21	396	616
Non-executive directors					
Terry Burns	35	–	–	35	35
Gill Lewis	13	–	–	13	40
Reuben Mark	45	–	–	45	42
Vernon Sankey	40	–	–	40	40
Rana Talwar	35	–	–	35	30
Total	1,653	–	94	1,747	2,555
Total 2000†	1,545	924	94	–	2,563

* 'other' excludes pension contributions.

† Includes amounts to former directors.

note ▸ Marjorie Scardino was the highest paid director in 2001. Her base salary increased by 10.5% from £475,000. Her total remuneration, including pension contributions, amounted to £1,129,584. For Marjorie Scardino, David Bell and John Makinson, 'other' emoluments include company car and health care benefits. Also included in 'other' emoluments for Marjorie Scardino is £35,770 in respect of housing costs. Marjorie Scardino, David Bell and John Makinson were entitled to bonuses of £157,500, £93,000 and £112,500 respectively. As reported on page 46, they decided not to take their bonuses this year.

TABLE 2	AGE AT 31 DEC 01	DIRECTORS' CONTRIBUTIONS OVER THE PERIOD £000 PA	INCREASE IN ACCRUED PENSION OVER THE PERIOD £000 PA	ACCRUED PENSION AT 31 DEC 01 £000 PA	OTHER PENSION AND RELATED BENEFITS COSTS TO THE COMPANY OVER THE PERIOD £000 PA
Directors' pensions					
Marjorie Scardino	54	—	0.9	5.0	546.4
David Bell	55	15.5	18.0	172.2	—
John Makinson	47	4.6	1.5	18.5	121.7

note 1 ▸ The increase in accrued pension during the year excludes any increase for inflation. Accrued pension is that which would be paid annually on retirement at 62, the normal retirement age under the Pearson pension plan in the UK, based on service to 31 December 2001. As members of the UK plan, David Bell and John Makinson have the option to pay Additional Voluntary Contributions (AVCs). They did not pay any AVCs in 2001.

note 2 ▸ The column headed 'other pension and related benefits costs to the company over the period' comprises payments to FURBS and pension and insurance supplements for UK benefits. For US benefits, this includes life assurance, Group term life cover, long-term disability insurance, company contributions to the Pearson Inc. 401(k) and excess savings and investment plans and notional contributions to Marjorie Scardino's notional defined contribution plan.

note 3 ▸ Pension and related benefits costs for Marjorie Scardino include arrears of payments in respect of her long-term disability cover to January 1997. The annual cost in respect of 2001 was £20,026.

Further information relating to directors' pensions:

Early retirement ▸ UK directors and other UK employees may retire before the normal retirement age of 62 and receive an immediate pension provided they have obtained company consent. In such cases, the pension entitlement from the UK plan will be scaled down to reflect the shorter service in accordance with normal actuarial practice. Early retirement reduction factors will also be applied to the accrued pension if retirement occurs before age 60. The earliest any director can retire and receive an immediate pension from the UK plan other than on ill-health grounds is age 50. Under the company's FURBS arrangements, early retirement is possible with company consent from age 50 onwards. The benefit payable will be the amount of the member's fund at the relevant date. In the US, Marjorie Scardino has a normal retirement age of 65 but may retire with company consent from age 55 with a reduced pension on a broadly equivalent actuarial basis.

Dependants' pensions ▸ If a UK director dies while in employment before normal retirement age, a spouse's pension will be payable from the UK plan, or in the absence of a spouse to a financial dependant nominated by the member. The amount of the pension will be one-third of the director's annual base salary (capped in the case of John Makinson). If a former director dies after leaving service but before retirement, a pension of 50% of the director's deferred pension will be payable to the spouse or nominated financial dependant. If John Makinson or David Bell dies in retirement, the pension payable to their spouse or nominated financial dependant will be 60% of the director's pension. Children's pensions may also be payable to dependent children. As a member of the company's FURBS arrangements, John Makinson's member's fund would be paid to his dependants if he died before drawing it. Marjorie Scardino's US plan provides a spouse's pension on death in service from age 55 and death-in-retirement benefits broadly equivalent to 50% of the member's pension on early retirement.

Pension increases ▸ John Makinson and David Bell are guaranteed post-retirement pension increases at the rate of 5% per annum or the Retail Price Index, if lower. The guaranteed increases relate to the non-Guaranteed Minimum Pension element of the pension. The plan has a recent history of providing discretionary pension increases at the full Retail Price Index rate. The US plans provide no guaranteed post-retirement pension increases for Marjorie Scardino.

TABLE 3 at 31 Dec 01	ORDINARY SHARES†	OPTIONS – ORDINARY SHARES	RESTRICTED SHARES‡	ANNUAL BONUS MATCHING SHARES††
Interests of directors were				
Dennis Stevenson	110,017	2,512	74,396	–
Marjorie Scardino	81,345	574,953	143,269	59,137
David Bell	49,438	199,808	65,788	22,507
Terry Burns	812	–	–	–
John Makinson	28,620	430,293	76,793	34,887
Reuben Mark	10,713	–	–	–
Vernon Sankey	801	–	–	–
Rana Talwar	3,283	–	–	–

TABLE 3 at 1 Jan 01	ORDINARY SHARES†	OPTIONS – ORDINARY SHARES	RESTRICTED SHARES‡	ANNUAL BONUS MATCHING SHARES††
Interests of directors were				
Dennis Stevenson	90,406	2,512	72,862	–
Marjorie Scardino	71,259	408,753	117,219	44,955
David Bell	44,087	134,873	58,595	16,135
Terry Burns	252	–	–	–
John Makinson	22,465	349,233	67,185	25,334
Reuben Mark	10,000	–	–	–
Vernon Sankey	253	–	–	–
Rana Talwar	913	–	–	–

† Amounts include shares acquired by individuals under the annual bonus share matching plan.

‡ Restricted shares comprise awards made under the incentive share, reward and long-term incentive plans. The number of shares shown represents the maximum number of shares, including accumulated share dividends on incentive share plan shares but not on reward or long-term incentive plan shares, which may vest, subject to the performance conditions being fulfilled.

†† These shares are held in trust and represent the maximum award required to provide the company's matching contribution of shares in respect of that part of the bonus taken in shares by each director. The shares only vest if the performance and other conditions of the plan are met.

note ▸ On 2 January 2002, Terry Burns and Vernon Sankey each acquired 184 shares in the company. On that date, Reuben Mark and Rana Talwar acquired 239 shares and 761 shares respectively. The shares were acquired as part of their directors' fees.

note ▸ Executive directors of the company, as possible beneficiaries, are also deemed to be interested in Pearson Employee Share Trustees Limited, the trustee of which held 244,639 Pearson ordinary shares of 25p each at 31 December 2001 and also at 4 March 2002.

Interests of directors in listed subsidiaries

At 31 December 2001 Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Compañía Editorial, S.A. Dennis Stevenson held 8,660 shares.

TABLE 4	NUMBER OF SHARES OUTSTANDING AT 1 JAN 01	RESTRICTED SHARE AWARDS*	ANNUAL BONUS SHARE MATCHING PLAN	NUMBER OF RESTRICTED SHARES RELEASED	NUMBER OF RESTRICTED SHARES LAPSED	NUMBER OF SHARES OUTSTANDING AT 31 DEC 01
Movements in directors' interests under the incentive share, reward, long-term incentive and annual bonus share matching plans						
Dennis Stevenson	72,862	1,534	—	—	—	74,396
Marjorie Scardino	162,174	55,400	14,182	—	(29,350)	202,406
David Bell	74,730	21,800	6,372	—	(14,607)	88,295
John Makinson	92,519	26,380	9,553	—	(16,772)	111,680

* Restricted shares comprise awards made under the incentive share, reward and long-term incentive plans. The number of shares shown represents the maximum number of shares which may vest, subject to the performance conditions being fulfilled.

note ▸ Cash dividends may be paid on incentive share plan shares.

TABLE 5		YEAR OF GRANT	01 JAN 01	GRANTED	EXERCISED	31 DEC 01	OPTION PRICE (p)	MARKET PRICE (p)	GAIN ON EXERCISE (£)
Movements in directors' interests in share options									
Dennis Stevenson	b	1998	2,512	–	–	2,512	687	–	–
Total			2,512	–	–	2,512	–	–	–
Marjorie Scardino	a*	1998	176,556	–	–	176,556	974	–	–
	a*	1998	5,660	–	–	5,660	1,090	–	–
	a	2001	–	166,200	–	166,200	1,421	–	–
	b	1998	2,839	–	–	2,839	687	–	–
	c	1999	37,583	–	–	37,583	1,373	–	–
	c	1999	37,583	–	–	37,583	1,648	–	–
	c	1999	37,583	–	–	37,583	1,922	–	–
	c	2000	36,983	–	–	36,983	2,303	–	–
	c	2000	36,983	–	–	36,983	2,764	–	–
	c	2000	36,983	–	–	36,983	3,225	–	–
Total			408,753	166,200	–	574,953	–	–	–
David Bell	a*	1998	20,496	–	–	20,496	974	–	–
	a	2001	–	65,400	–	65,400	1,421	–	–
	b*	1996	667	–	(667)	–	517	1,085	3,789
	b	1997	650	–	–	650	530	–	–
	b	1998	501	–	–	501	687	–	–
	b	1999	184	–	–	184	913	–	–
	b	2000	202	–	–	202	1,428	–	–
	b	2001	–	202	–	202	957	–	–
	c	1999	18,705	–	–	18,705	1,373	–	–
	c	1999	18,705	–	–	18,705	1,648	–	–
	c	1999	18,705	–	–	18,705	1,922	–	–
	c	2000	18,686	–	–	18,686	2,303	–	–
	c	2000	18,686	–	–	18,686	2,764	–	–
	c	2000	18,686	–	–	18,686	3,225	–	–
Total			134,873	65,602	(667)	199,808	–	–	3,789
John Makinson	a*	1994	56,000	–	–	56,000	567	–	–
	a*	1995	20,160	–	–	20,160	487	–	–
	a*	1996	36,736	–	–	36,736	584	–	–
	a*	1997	73,920	–	–	73,920	677	–	–
	a*	1998	30,576	–	–	30,576	974	–	–
	a	2001	–	79,140	–	79,140	1,421	–	–
	b*	1996	3,342	–	–	3,342	517	–	–
	b	2001	–	1,920	–	1,920	957	–	–
	c	1999	21,477	–	–	21,477	1,373	–	–
	c	1999	21,477	–	–	21,477	1,648	–	–
	c	1999	21,477	–	–	21,477	1,922	–	–
	c	2000	21,356	–	–	21,356	2,303	–	–
	c	2000	21,356	–	–	21,356	2,764	–	–
	c	2000	21,356	–	–	21,356	3,225	–	–
Total			349,233	81,060	–	430,293	–	–	–

note ▸ The option prices and market prices have been rounded up to the nearest whole penny.

note ▸ Shares under option on 31 December 2001 are designated as: **a** executive or long-term incentive options; **b** Save for Shares options; **c** premium priced options; and * where the options are exercisable.

The register of directors' interests (which is open to inspection during normal office hours) contains full details of directors' shareholdings and options to subscribe for shares. The market price on 31 December 2001 was 791p per share and the range during the year was 1726p to 645p. Subject to any performance criteria being met, outstanding executive and premium priced options become exercisable on the third anniversary of the date of grant and lapse if they remain unexercised after the tenth. Save for shares options become exercisable on the third, fifth or seventh anniversary of the start of the contract and lapse if not exercised within six months after that anniversary. The long-term incentive options become exercisable on the first, second, third and fourth anniversary of date of grant and lapse if they remain unexercised after the tenth.

FINANCIALS

FINANCIALS

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 Dec 2001

		2001			2000		
all figures in £ millions	NOTE	RESULTS FROM OPERATIONS	OTHER ITEMS	TOTAL	RESULTS FROM OPERATIONS	OTHER ITEMS	TOTAL
Sales (including share of joint ventures)		4,240	–	4,240	3,891	–	3,891
Less: share of joint ventures		(15)	–	(15)	(17)	–	(17)
Sales of which	2a	4,225	–	4,225	3,874	–	3,874
Continuing operations		4,225	–	4,225	3,689	–	3,689
Discontinued operations		–	–	–	185	–	185
Group operating profit of which		444	(431)	13	450	(228)	222
Continuing operations		444	(431)	13	421	(227)	194
Discontinued operations		–	–	–	29	(1)	28
Share of operating loss of joint ventures and associates of which	2c	19	(86)	(67)	40	(51)	(11)
Continuing operations		(18)	(51)	(69)	(7)	(37)	(44)
Discontinued operations		37	(35)	2	47	(14)	33
Total operating (loss)/profit	2b	463	(517)	(54)	490	(279)	211
Continuing operations							
Group loss on sale of fixed assets and investments	4	–	(12)	(12)	–	(4)	(4)
Group (loss)/profit on sale of subsidiary undertakings and associates	5	–	(58)	(58)	–	30	30
Loss on sale of subsidiary undertakings and associates by an associate	15	–	(36)	(36)	–	(3)	(3)
Discontinued operations							
Group profit on sale of subsidiary undertakings and associates	5	–	–	–	–	231	231
Loss on sale of subsidiary undertakings and associates by an associate	15	–	(17)	(17)	–	–	–
(Loss)/profit before interest and taxation		463	(640)	(177)	490	(25)	465
Amounts written off investments	16	–	(92)	(92)	–	–	–
Net finance costs	6	(169)	–	(169)	(157)	(24)	(181)
(Loss)/profit before taxation		294	(732)	(438)	333	(49)	284
Taxation	8	(92)	159	67	(87)	(19)	(106)
(Loss)/profit after taxation		202	(573)	(371)	246	(68)	178
Equity minority interests		(23)	3	(20)	(14)	15	1
(Loss)/profit for the financial year		179	(570)	(391)	232	(53)	179
Dividends on equity shares	9			(177)			(164)
(Loss)/profit retained				(568)			15
Adjusted earnings per share before internet enterprises	10			39.2p			54.6p
Adjusted earnings per share after internet enterprises	10			22.5p			31.9p
(Loss)/earnings per share	10			(49.2)p			24.6p
Diluted earnings per share	10			n/a			24.0p
Dividends per share	9			22.3p			21.4p

The 2001 profit and loss account has been presented in a simpler format, the 2000 comparatives have been restated accordingly.

There is no difference between the loss on ordinary activities before taxation and the retained loss stated above and their historical cost equivalents.

all figures in £ millions	NOTE	2001	2000
Fixed assets			
Intangible assets	12	**4,261**	4,522
Tangible assets	13	**542**	524
Investments: joint ventures	14		
Share of gross assets		**8**	13
Share of gross liabilities		**(1)**	(1)
		7	12
Investments: associates	15	**893**	1,024
Investments: other	16	**84**	155
		5,787	6,237
Current assets			
Stocks	17	**849**	828
Debtors	18	**1,005**	1,217
Investments		**3**	12
Cash at bank and in hand	19	**393**	516
		2,250	2,573
Creditors – amounts falling due within one year			
Short-term borrowing	20	**(165)**	(112)
Other creditors	21	**(1,203)**	(1,484)
		(1,368)	(1,596)
Net current assets		**882**	977
Total assets less current liabilities		**6,669**	7,214
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	20	**(2,607)**	(2,705)
Other creditors	21	**(54)**	(34)
		(2,661)	(2,739)
Provisions for liabilities and charges			
Deferred taxation	22	**(5)**	(9)
Other provisions for liabilities and charges	23	**(239)**	(257)
Net assets		**3,764**	4,209
Capital and reserves			
Called up share capital	24	**200**	199
Share premium account	25	**2,459**	2,440
Profit and loss account	25	**929**	1,405
Equity shareholders' funds		**3,588**	4,044
Equity minority interests		**176**	165
		3,764	4,209

The company balance sheet is shown in note 33.

The financial statements were approved by the board of directors on 4 March 2002 and signed on its behalf by

DENNIS STEVENSON ▸ JOHN MAKINSON

Year ended 31 Dec 2001

all figures in £ millions	NOTE	**2001**	2000
Net cash inflow from operating activities	28	**490**	361
Dividends from joint ventures and associates		**25**	49
Interest received		**31**	16
Interest paid		**(187)**	(179)
Debt issue costs		**(1)**	(4)
Dividends paid to minority interests		**(9)**	–
Returns on investments and servicing of finance		**(166)**	(167)
Taxation		**(71)**	(90)
Purchase of tangible fixed assets		**(165)**	(139)
Sale of tangible fixed assets		**36**	22
Purchase of investments		**(35)**	(132)
Sale of investments		**22**	1
Capital expenditure and financial investment		**(142)**	(248)
Purchase of subsidiary undertakings	26	**(128)**	(2,276)
Net cash/(debt) acquired with subsidiary undertakings		**83**	(31)
Purchase of joint ventures and associates		**(26)**	(108)
Sale of subsidiary undertakings	27	**41**	158
Sale of associates		**1**	392
Acquisitions and disposals		**(29)**	(1,865)
Equity dividends paid		**(174)**	(143)
Net cash outflow before management of liquid resources and financing		**(67)**	(2,103)
Liquid resources acquired		**(48)**	(16)
Collateral deposit reimbursed/(placed)		**47**	(118)
Management of liquid resources	28	**(1)**	(134)
Issue of equity share capital		**20**	1,959
Capital element of finance lease rentals		**(7)**	(10)
Loan facility advanced		**–**	473
Loan facility repaid		**(521)**	(735)
Bonds advanced		**507**	411
Loan notes advanced		**–**	134
Net movement in other borrowings		**3**	63
Financing		**2**	2,295
(Decrease)/increase in cash in the year	28	**(66)**	58

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
Year ended 31 Dec 2001

all figures in £ millions	2001	2000
(Loss)/profit for the financial year	(391)	179
Other net gains and losses recognised in reserves:		
Currency translation differences	25	95
Taxation on currency translation differences – UK	(6)	(8)
Total recognised (losses)/gains relating to the year	**(372)**	**266**

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS
Year ended 31 Dec 2001

all figures in £ millions	2001	2000
(Loss)/profit for the financial year	(391)	179
Dividends on equity shares	(177)	(164)
	(568)	15
Currency translation differences (net of taxation)	19	87
Goodwill arising on prior year acquisitions	–	1
Goodwill written back on business combinations	–	585
Goodwill written back on sale of subsidiary undertakings and associates	37	68
Goodwill written back on sale of subsidiary undertakings and associates by an associate	36	–
Shares issued	18	1,961
Replacement options granted on acquisition of subsidiary	2	6
Net movement for the year	(456)	2,723
Equity shareholders' funds at beginning of the year	4,044	1,321
Equity shareholders' funds at end of the year	**3,588**	**4,044**

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the consolidated statement of cash flows, the statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes (including the additional disclosures included within tables 1 to 5 inclusive of the Personnel Committee Report relating to the remuneration of the directors of Pearson plc specified for our review by the Financial Services Authority).

Respective responsibilities of directors and auditors ▸ The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the financial highlights, the chairman's statement, the chief executive's review, the 'Pearson goals' section, the 'corporate and operating measures' section, the 'our company' section, the operating review, the financial review, the board of directors, the directors' report and the personnel committee report.

We review whether the corporate governance statement within the directors' report reflects the Group's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the company's or group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion ▸ We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion ▸ In our opinion the financial statements give a true and fair view of the state of affairs of the company and the Group at 31 December 2001 and of the result and cash flows of the group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers ▸ chartered accountants and registered auditors ▸ London 4 March 2002

NOTES

NOTES

1 ACCOUNTING POLICIES

Accounting policies have been consistently applied. FRS18 'Accounting Policies' has been adopted but this has had no impact on the 2001 results. The transitional arrangements of FRS17 'Retirement Benefits' have been adopted which require additional disclosures in respect of retirement benefits, as set out in note 11.

a. Basis of accounting ▸ The accounts are prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the significant accounting policies is set out below.

b. Basis of consolidation ▸ The consolidated accounts include the accounts of all subsidiary undertakings made up to 31 December. Where companies have become or ceased to be subsidiary or associated undertakings during the year, the Group results include results for the period during which they were subsidiary or associated undertakings.

From 1 January 1998 goodwill, being either the net excess of the cost of shares in subsidiary undertakings and associated undertakings over the value attributable to their net assets on acquisition or the cost of other goodwill by purchase, is capitalised and amortised through the profit and loss account over its estimated useful life not exceeding 20 years. Estimated useful life is determined after taking into account such factors as the nature and age of the business and the stability of the industry in which the acquired business operates as well as typical life spans of the acquired products to which the goodwill attaches. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill arising on acquisitions before 1 January 1998 has been deducted from reserves and is charged or credited to the profit and loss account on disposal or closure of the business to which it relates.

The results of the Group includes the Group's share of the results of associated undertakings, and the consolidated balance sheet includes the Group's interest in associated undertakings at the book value of attributable net assets and attributable goodwill.

c. Sales ▸ Sales represent the amount of goods and services, net of value added tax and other sales taxes, and excluding trade discounts and anticipated returns, provided to external customers and associated undertakings.

Revenue from the sale of books is recognised when the goods are shipped. Anticipated returns are based on historical return rates. Circulation and advertising revenue is recognised when the newspaper or other publication is published. Subscription revenue is recognised over the life of the subscription.

d. Pension costs ▸ The regular pension cost of the Group's defined benefit pension schemes is charged to the profit and loss account in order to apportion the cost of pensions over the service lives of employees in the schemes. Variations arising from a significant reduction in the number of employees are adjusted in the profit and loss account to the extent that the year's regular pension cost, reduced by other variations, exceeds contributions payable for that year. Other variations are apportioned over the expected service lives of current employees in the schemes. The pension cost of the Group's defined contribution schemes is the amount of contributions payable for the year.

e. Post-retirement benefits other than pensions ▸ Post-retirement benefits other than pensions are accounted for on an accruals basis to recognise the obligation over the expected service lives of the employees concerned.

f. Tangible fixed assets ▸ The cost of tangible fixed assets other than freehold land is depreciated over estimated economic lives in equal annual amounts. Generally, freeholds are depreciated at 1% to 5% per annum, leaseholds at 2% per annum, or over the period of the lease if shorter, and plant and equipment at various rates between 5% and 33% per annum.

g. Leases ▸ Finance lease rentals are capitalised at the net present value of the total amount of rentals payable under the leasing agreement (excluding finance charges) and depreciated in accordance with policy f above. Finance charges are written off over the period of the lease in reducing amounts in relation to the written down carrying cost. Operating lease rentals are expensed as incurred.

h. Fixed asset investments ▸ Fixed asset investments are stated at cost less provisions for diminution in value.

i. Stocks ▸ Stocks and work in progress are stated at the lower of cost and net realisable value.

1 ACCOUNTING POLICIES (CONTINUED)

j. Pre-publication costs ▸ Pre-publication costs represent direct costs incurred in the development of titles prior to their publication. These costs are carried forward in stock where the title has a useful life in excess of one year. These costs are amortised over estimated economic lives of five years or less, upon publication of the title, with a higher proportion of the amortisation taken in the earlier years.

k. Royalty advances ▸ Advances of royalties to authors are included within debtors when the advance is paid less any provision required to bring the amount down to its net realisable value. The royalty advance is expensed at the contracted royalty rate as the related revenues are earned.

l. Newspaper development costs ▸ Revenue investment in the development of newspaper titles consists of measures to increase the volume and geographical spread of circulation. These measures include additional and enhanced editorial content, extended distribution and remote printing. These extra costs arising are expensed as incurred.

m. Deferred taxation ▸ Deferred taxation is provided, using the liability method, at the expected applicable rates, on all timing differences between accounting and taxation treatments which are expected to reverse in the foreseeable future.

n. Financial instruments ▸ The Group uses derivative financial instruments to manage its exposure to interest rate and foreign exchange risks. These include interest rate swaps, currency swaps and forward currency contracts. Amounts payable or receivable in respect of interest rate derivatives are accrued with net interest payable over the period of the contract. Where the derivative instrument is terminated early the gain or loss is spread over the remaining maturity of the original instrument. Foreign currency borrowings and their related derivatives are carried in the balance sheet at the relevant exchange rates at the balance sheet date. Gains or losses in respect of the hedging of overseas subsidiary undertakings are taken to reserves. Gains or losses arising from foreign exchange contracts are taken to the profit and loss account in line with the transactions which they are hedging. Premiums paid on contracts designed to manage currency exposure on specific acquisitions or disposals are charged to the profit and loss account.

The company participates in offset arrangements with certain banks whereby cash and overdraft amounts are offset against each other.

o. Foreign currencies ▸ Profit and loss accounts in overseas currencies are translated into sterling at average rates. Balance sheets are translated into sterling at the rates ruling at 31 December. Exchange differences arising on consolidation are taken directly to reserves. Other exchange differences are taken to the profit and loss account where they relate to trading transactions and directly to reserves where they relate to investments.

The principal overseas currency for the Group is the US dollar. The average rate for the year against sterling was $1.44 (2000: $1.51) and the year end rate was $1.46 (2000: $1.49).

p. Liquid resources ▸ Liquid resources comprise short-term deposits of less than one year and investments which are readily realisable and held on a short-term basis.

q. Retained profits of overseas subsidiaries and associates ▸ No provision is made for any additional taxation, less double taxation relief, which would arise on the remittance of profits retained where there is no intention to remit such profits.

2a ANALYSIS OF SALES

all figures in £ millions	2001 Sales before internet enterprises	2001 Internet enterprises	2001 Sales	2000 Sales before internet enterprises	2000 Internet enterprises	2000 Sales
Business sectors						
Pearson Education	2,596	8	2,604	2,087	3	2,090
FT Group	750	51	801	802	42	844
The Penguin Group	820	–	820	755	–	755
Continuing operations	4,166	59	4,225	3,644	45	3,689
Discontinued operations	–	–	–	185	–	185
	4,166	59	4,225	3,829	45	3,874
Geographical markets supplied						
United Kingdom	423	10	433	436	13	449
Continental Europe	438	8	446	449	7	456
North America	2,936	39	2,975	2,424	24	2,448
Asia Pacific	239	2	241	229	1	230
Rest of world	130	–	130	106	–	106
Continuing operations	4,166	59	4,225	3,644	45	3,689
Discontinued operations	–	–	–	185	–	185
	4,166	59	4,225	3,829	45	3,874

all figures in £ millions	2001 Total by source	2001 Inter-regional	2001 Total sales	2000 Total by source	2000 Inter-regional	2000 Total sales
Geographical source of sales						
United Kingdom	686	(20)	666	719	(29)	690
Continental Europe	315	(5)	310	343	(7)	336
North America	2,976	(35)	2,941	2,406	(19)	2,387
Asia Pacific	221	(6)	215	204	(3)	201
Rest of world	93	–	93	77	(2)	75
Continuing operations	4,291	(66)	4,225	3,749	(60)	3,689
Discontinued operations	–	–	–	185	–	185
	4,291	(66)	4,225	3,934	(60)	3,874

note ▸ The table above analyses sales by the geographical region from which the products and services originate. Inter-regional sales are those made between Group companies in different regions. Discontinued operations relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002.

2b ANALYSIS OF TOTAL OPERATING (LOSS)/PROFIT

all figures in £ millions	2001 Results from operations before internet enterprises	Internet enterprises	Results from operations	Integration costs	Goodwill amortisation	Goodwill impairment	Operating loss
Business sectors							
Pearson Education	351	(77)	274	(29)	(260)	(8)	(23)
FT Group	132	(60)	72	–	(67)	(3)	2
The Penguin Group	80	–	80	(45)	(20)	(50)	(35)
Continuing operations	563	(137)	426	(74)	(347)	(61)	(56)
Discontinued operations	37	–	37	–	(35)	–	2
	600	(137)	463	(74)	(382)	(61)	(54)

2b ANALYSIS OF OPERATING (LOSS)/PROFIT (CONTINUED)

2001

all figures in £ millions	RESULTS FROM OPERATIONS BEFORE INTERNET ENTERPRISES	INTERNET ENTERPRISES	RESULTS FROM OPERATIONS	INTEGRATION COSTS	GOODWILL AMORTISATION	GOODWILL IMPAIRMENT	OPERATING LOSS
Geographical markets supplied							
United Kingdom	**16**	**(53)**	**(37)**	**(33)**	**(27)**	**(55)**	**(152)**
Continental Europe	**55**	**(10)**	**45**	**–**	**(6)**	**–**	**39**
North America	**470**	**(73)**	**397**	**(41)**	**(309)**	**(3)**	**44**
Asia Pacific	**24**	**–**	**24**	**–**	**(4)**	**–**	**20**
Rest of world	**(2)**	**(1)**	**(3)**	**–**	**(1)**	**(3)**	**(7)**
Continuing operations	**563**	**(137)**	**426**	**(74)**	**(347)**	**(61)**	**(56)**
Discontinued operations	**37**	**–**	**37**	**–**	**(35)**	**–**	**2**
	600	**(137)**	**463**	**(74)**	**(382)**	**(61)**	**(54)**

2000

all figures in £ millions	RESULTS FROM OPERATIONS BEFORE INTERNET ENTERPRISES	INTERNET ENTERPRISES	RESULTS FROM OPERATIONS	INTEGRATION COSTS	GOODWILL AMORTISATION	GOODWILL IMPAIRMENT	OPERATING PROFIT
Business sectors							
Pearson Education	320	(83)	237	(13)	(157)	–	67
FT Group	211	(113)	98	–	(53)	–	45
The Penguin Group	79	–	79	(27)	(14)	–	38
Continuing operations	610	(196)	414	(40)	(224)	–	150
Discontinued operations	76	–	76	–	(15)	–	61
	686	(196)	490	(40)	(239)	–	211
Geographical markets supplied							
United Kingdom	82	(90)	(8)	(16)	(20)	–	(44)
Continental Europe	83	(8)	75	–	(1)	–	74
North America	398	(97)	301	(21)	(203)	–	77
Asia Pacific	26	–	26	(3)	–	–	23
Rest of world	21	(1)	20	–	–	–	20
Continuing operations	610	(196)	414	(40)	(224)	–	150
Discontinued operations	76	–	76	–	(15)	–	61
	686	(196)	490	(40)	(239)	–	211

note ▸ Internet enterprises consist of the Group's discrete internet operations, principally FT.com and Learning Network. Integration costs in 2001 and 2000 include costs in respect of the Dorling Kindersley and National Computer Systems acquisitions and, in 2000, the Simon & Schuster acquisition. In 2001, of the goodwill impairment charge, £58m relates to the impairment of goodwill arising on acquisition of subsidiaries (see note 12) and £3m relates to the impairment of goodwill arising on acquisition of associates (see note 15). Integration costs, goodwill amortisation and goodwill impairment are included as other items in the profit and loss account. Discontinued operations arising in 2001 relate to the withdrawal of the Group from the television business following the disposal of its 22% interest in the RTL Group on 30 January 2002. Discontinued operations arising in 2000 relate to the withdrawal of the Group from the banking business following the disposal of Lazard in March 2000.

2c ANALYSIS OF OPERATING (LOSS)/PROFIT OF JOINT VENTURES AND ASSOCIATES

		2001			2000		
all figures in £ millions	NOTE	RESULTS FROM OPERATIONS	OTHER ITEMS	OPERATING LOSS	RESULTS FROM OPERATIONS	OTHER ITEMS	OPERATING PROFIT/(LOSS)
Share of operating loss of joint ventures							
Continuing operations	14	(19)	–	(19)	(21)	–	(21)
Share of operating (loss)/profit of associates							
Continuing operations		1	(51)	(50)	14	(37)	(23)
Discontinued operations		37	(35)	2	47	(14)	33
	15	38	(86)	(48)	61	(51)	10

2d ANALYSIS OF CAPITAL EMPLOYED

all figures in £ millions	NOTE	2001	2000
Business sectors			
Pearson Education		4,676	4,864
FT Group		427	542
The Penguin Group		521	569
Continuing operations		5,624	5,975
Discontinued operations		763	801
		6,387	6,776
Geographical location			
United Kingdom		382	379
Continental Europe		249	237
North America		4,810	5,217
Asia Pacific		99	39
Rest of world		84	103
Continuing operations		5,624	5,975
Discontinued operations		763	801
		6,387	6,776
Reconciliation of capital employed to net assets			
Capital employed		6,387	6,776
Less: deferred taxation	22	(5)	(9)
Less: other provisions	23	(239)	(257)
Less: net debt excluding finance leases	28	(2,379)	(2,301)
Net assets		3,764	4,209

3 ANALYSIS OF CONSOLIDATED PROFIT AND LOSS ACCOUNT

all figures in £ millions	2001 CONTINUING TOTAL	2000 CONTINUING	2000 DISCONTINUED	2000 TOTAL
Cost of sales	**(1,902)**	(1,527)	(114)	(1,641)
Gross profit	**2,323**	2,162	71	2,233
Distribution costs	**(200)**	(179)	(1)	(180)
Administration and other expenses	**(2,176)**	(1,868)	(45)	(1,913)
Other operating income	**66**	79	3	82
Net operating expenses	**(2,310)**	(1,968)	(43)	(2,011)
Analysed as:				
Net operating expenses – before exceptional items and goodwill amortisation	**(1,879)**	(1,749)	(42)	(1,791)
Net operating expenses – exceptional items:				
Integration costs	**(74)**	(32)	–	(32)
Goodwill impairment	**(58)**	–	–	–
Net operating expenses – goodwill amortisation	**(299)**	(187)	(1)	(188)
Net operating expenses	**(2,310)**	(1,968)	(43)	(2,011)

note ▸ Of the exceptional expense of £132m in 2001 (2000: £40m), nil (2000: £8m) is included within cost of sales and £132m (2000: £32m) is included within administration and other expenses.

all figures in £ millions	2001	2000
Other operating income		
Income from other investments:		
Unlisted	**2**	3
Other operating income (mainly royalties, rights and commission income)	**64**	79
	66	82
(Loss)/profit before taxation is stated after charging:		
Amortisation of pre-publication costs	**161**	155
Depreciation	**125**	100
Operating lease rentals:		
Plant and machinery	**31**	16
Properties	**99**	75
Other	**17**	14
Auditors' remuneration:		
Audit (Company £20,000; 2000: £20,000)	**2**	2
Non-audit – UK (Company £nil; 2000: £nil)	**2**	1
Non-audit – Overseas	**3**	5
Non-audit services were as follows:		
US reporting, due diligence and other audit related work	**2**	3
Taxation advice	**1**	2
Other acquisition related work	**2**	1
	5	6

note ▸ In addition fees of nil (2000: £2m) have been incurred in respect of consulting projects and these fees have been capitalised.

4 LOSS ON SALE OF FIXED ASSETS AND INVESTMENTS

all figures in £ millions	**2001**	2000
Continuing operations:		
Loss on investment in Industry Standard	(3)	–
Net loss on sale of property	(2)	–
Net loss on other investments	(7)	(4)
	(12)	(4)
Taxation	1	3

5 (LOSS)/PROFIT ON SALE OF SUBSIDIARY UNDERTAKINGS AND ASSOCIATES

all figures in £ millions	**2001**	2000
Profit on sale of Lazard	–	231
Profit on sale of 20% of Recoletos	–	86
Loss on sale of iForum	(27)	–
Loss on closure of Dorling Kindersley Family Learning business	(2)	(16)
Net loss on sale of other subsidiary undertakings and associates	(29)	(40)
	(58)	261
Continuing operations	(58)	30
Discontinued operations	–	231
	(58)	261
Taxation	4	(51)

6 NET FINANCE COSTS

		2001			2000		
all figures in £ millions	NOTE	RESULTS FROM OPERATIONS	OTHER ITEMS	TOTAL	RESULTS FROM OPERATIONS	OTHER ITEMS	TOTAL
Net interest payable							
– Group	7a	(163)	–	(163)	(154)	–	(154)
– Associates	15	(6)	–	(6)	(3)	–	(3)
Other net finance costs	7b	–	–	–	–	(24)	(24)
Total net finance costs		(169)	–	(169)	(157)	(24)	(181)

7a NET INTEREST PAYABLE – GROUP

all figures in £ millions	**2001**	2000
Interest payable and similar charges:		
Bank loans, overdrafts and commercial paper		
On borrowing repayable wholly within five years not by instalments	(100)	(88)
On borrowing repayable wholly or partly after five years	(72)	(67)
Other borrowings		
On borrowing repayable wholly within five years not by instalments	(16)	(22)
	(188)	(177)
Interest receivable and similar income:		
On deposits and liquid funds	23	21
Amortisation of swap proceeds	2	2
Net interest payable	(163)	(154)

7b OTHER NET FINANCE COSTS

In 2000, the amortisation of an arrangement fee in respect of a borrowing facility was accelerated due to the early redemption of the facility resulting in a charge of £16m. An £8m premium was paid in 2000 in respect of a forward currency option in connection with the acquisition of National Computer Systems.

8 TAXATION

all figures in £ millions	**2001**	2000
UK		
Corporation tax for the period at 30%	**19**	40
Adjustments in respect of prior periods	**(153)**	(13)
	(134)	27
Double taxation relief	**–**	(1)
	(134)	26
Deferred taxation (see note 22)	**(4)**	(1)
Joint ventures	**6**	(6)
Associates	**–**	6
Overseas		
Overseas taxation for the period	**55**	70
Deferred taxation (see note 22)	**1**	(3)
Associates	**9**	14
	(67)	106

Included in the adjustment in respect of prior periods in 2001 is a tax benefit of £143m relating to a prior period disposal of a subsidiary undertaking and a fixed asset investment.

all figures in percentages	**2001**	2000
Tax rate reconciliation		
UK tax rate	**30.0**	30.0
Effect of overseas tax rates	**6.8**	2.2
Effect of utilisation of tax losses in the US	**(10.8)**	(7.8)
Other items	**(1.9)**	(1.4)
Tax rate reflected in adjusted earnings (before internet enterprises)	**24.1**	23.0
Effect of internet enterprises	**7.0**	3.1
Tax rate reflected in adjusted earnings (after internet enterprises)	**31.1**	26.1
Effect of (losses)/profits excluded from adjusted earnings	**(15.8)**	11.2
Tax rate reflected in earnings	**15.3**	37.3

note ▸ The Group has significant tax losses available in the US which are not recognised in the accounts and hence the tax rate reflected in adjusted earnings is lowered.

9 DIVIDENDS

	2001		2000	
	PENCE PER SHARE	**£m**	PENCE PER SHARE	£m
Interim paid	**8.7**	**68**	8.2	58
Final proposed	**13.6**	**109**	13.2	106
Dividends for the year	**22.3**	**177**	21.4	164

note ▸ Dividends in respect of the company's shares held by employee share trusts (see note 16) have been waived.

10 (LOSS)/EARNINGS PER SHARE

In order to show results from operating activities on a comparable basis two adjusted earnings per equity share are presented. First, an adjusted earnings per share is presented which excludes items of an unusual nature and goodwill amortisation as set out below. Due to a significant level of expenditure on internet enterprises, a second adjusted earnings per equity share is presented in which the results of these are also excluded from earnings. The company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

		2001		2000	
	NOTE	£m	EARNINGS PER SHARE (p)	£m	EARNINGS PER SHARE (p)
(Loss)/profit for the financial year		(391)	(49.2)	179	24.6
Adjustments:					
Group loss on sale of fixed assets and investments: continuing operations	4	12	1.5	4	0.5
Group loss/(profit) on sale of subsidiary undertakings and associates: continuing operations	5	58	7.3	(30)	(4.0)
Loss on sale of subsidiary undertakings and associates by an associate: continuing operations	15	36	4.5	3	0.4
Group profit on sale of subsidiary undertakings and associates: discontinued operations	5	–	–	(231)	(31.7)
Loss on sale of subsidiary undertakings and associates by an associate	15	17	2.1	–	–
Internet enterprises	2b	137	17.1	196	26.9
Interest on internet enterprises		14	1.8	9	1.2
Goodwill amortisation	2b	382	48.2	239	32.9
Integration costs	2b	74	9.3	40	5.5
Goodwill impairment	2b	61	7.7	–	–
Amounts written off investments	16	92	11.6	–	–
Other net finance costs	7b	–	–	24	3.3
Taxation on above items		(174)	(21.9)	(18)	(2.5)
Minority interest share of above items		(6)	(0.8)	(18)	(2.5)
Adjusted earnings before internet enterprises		312	39.2	397	54.6
Internet enterprises		(137)	(17.1)	(196)	(26.9)
Interest on internet enterprises		(14)	(1.8)	(9)	(1.2)
Taxation on internet enterprises		16	2.0	37	5.0
Minority interest share of internet enterprises		2	0.2	3	0.4
Adjusted earnings after internet enterprises		179	22.5	232	31.9
(Loss)/profit for the financial year		(391)	n/a	179	24.3
Taxation on the conversion of ordinary shares		(1)	n/a	(2)	(0.3)
Diluted (loss)/earnings		(392)	n/a	177	24.0

	2001	2000
Weighted average number of shares (millions) – for earnings and adjusted earnings	795.4	727.7
Effect of dilutive share options	n/a	8.4
Weighted average number of shares (millions) – for diluted earnings	n/a	736.1

note ▸ In 2001 the Group made a loss for the financial year, consequently the effect of share options is anti-dilutive and a diluted earnings per share has not been shown.

11 EMPLOYEE INFORMATION

The details of the emoluments of the directors of Pearson plc are shown on pages 45 to 54 and form part of these audited financial statements.

all figures in £ millions	**2001**	2000
Staff costs		
Wages and salaries	**1,090**	792
Social security costs	**104**	82
Post-retirement costs	**39**	22
	1,233	896

	UK	US	OTHER	TOTAL
Average number employed 2001				
Pearson Education	1,505	12,610	4,344	18,459
FT Group	2,075	1,121	2,340	5,536
The Penguin Group	1,333	2,293	768	4,394
Other	193	444	1	638
Continuing operations	5,106	16,468	7,453	29,027
Discontinued operations	–	–	–	–
	5,106	16,468	7,453	29,027
Average number employed 2000				
Pearson Education	1,517	9,180	2,888	13,585
FT Group	2,166	1,413	1,892	5,471
The Penguin Group	1,630	2,310	768	4,708
Other	168	59	–	227
Continuing operations	5,481	12,962	5,548	23,991
Discontinued operations	390	60	247	697
	5,871	13,022	5,795	24,688

Pension schemes ▸ The Group operates a number of pension schemes throughout the world. The major schemes are self-administered and the schemes' assets are held independently of the Group. Pension costs are assessed in accordance with the advice of independent qualified actuaries. The principal schemes were of the defined benefit type, the most significant of which was the UK Group scheme. There are a number of other defined contribution schemes, principally overseas. The cost of the schemes is as follows:

all figures in £ millions	**2001**	2000
UK Group plan defined benefit scheme		
Regular pension cost	**9**	8
Amortisation of surplus	**(2)**	(8)
Net pension cost	**7**	–
Other defined benefit pension schemes	**11**	13
Defined contribution pension schemes	**17**	5
	35	18

note ▸ The main reasons for the increase in the pension cost in 2001 compared to the previous year are: the new valuation of the UK scheme resulting in a reduction in the valuation surplus and an increase in the number of members of defined contribution schemes following the acquisition of NCS and Dorling Kindersley in 2000.

During the year, the main defined benefit scheme for US employees was closed to the great majority of active members. The closure of the plan will give rise to a reduction in defined benefit and an increase in defined contribution costs in the future. The curtailment had no impact on the pension costs in 2001.

11 EMPLOYEE INFORMATION (CONTINUED)

The most recent full actuarial valuation of the UK Group scheme was performed as at 1 January 2001, using the projected unit method of valuation. The market value of the assets of the scheme at this date was £1,166m. The major assumptions used to determine the SSAP24 charge are as follows:

all figures in percentages	UK GROUP SCHEME
Inflation	3.0%
Rate of increase in salaries	5.0%
Rate of increase for pensions in payment and deferred pensions	3.0%
Return on investments	7.0%
Rate of increase in dividends	4.3%
Level of funding	104%

The valuation surplus is being apportioned, in accordance with SSAP24, over the expected remaining service lives of the current employees.

The disclosures required under the transitional arrangements of FRS17 for the Group's defined benefit schemes are set out below.

For the purpose of these disclosures the valuation of the UK Group scheme and other schemes has been updated by independent actuaries to 31 December 2001 using the weighted average assumptions listed below.

all figures in percentages	UK GROUP SCHEME	OTHER SCHEMES
Inflation	2.5%	3.0%
Rate of increase in salaries	4.5%	4.5%
Rate of increase for pensions in payment and deferred pensions	2.5%	–
Rate used to discount scheme liabilities	6.0%	7.2%

The contribution rate for 2001 and 2002 for the UK Group Scheme is 17.1% of pensionable salaries.

The assets of the UK Group scheme and the expected rate of return on these assets, and the assets of the other defined benefit schemes and the expected rate of return on these assets shown as a weighted average, are as follows:

	UK GROUP SCHEME	UK GROUP SCHEME	OTHER SCHEMES	OTHER SCHEMES
	LONG-TERM RATE OF RETURN EXPECTED AT 31 DEC 2001 %	VALUE AT 31 DEC 2001 £m	LONG-TERM RATE OF RETURN EXPECTED AT 31 DEC 2001 %	VALUE AT 31 DEC 2001 £m
Equities	7.5	657	9.5	37
Bonds	5.3	293	6.5	24
Other	6.3	144	–	–
Total market value of assets		1,094		61
Present value of scheme liabilities		(1,167)		(95)
Deficit in the scheme		(73)		(34)
Related deferred tax asset		22		–
Net pension liability		(51)		(34)

note ▸ The measurement of the surplus/(deficit) in the scheme for FRS 17 follows a different approach to SSAP 24. The FRS 17 measurement date is 31 December 2001, for SSAP 24 it is 1 January 2001. The fall in stock markets in 2001 reducing the market value of the UK scheme assets together with a fall in bond yield rates (the discount rate), increasing the present value of the UK scheme liabilities has resulted in a deficit in the UK scheme under FRS 17.

11 EMPLOYEE INFORMATION (CONTINUED)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2001 would be as follows:

all figures in £ millions	
Net assets excluding pension liability (see note below)	3,825
Pension liability	(85)
Net assets including pension liability	3,740
Profit and loss reserve excluding pension reserve	990
Pension reserve	(85)
Profit and loss reserve including pension reserve	905

The net assets and profit and loss reserve exclude the pension liability of £61m included within provisions (see note 23).

Other post-retirement benefits ▸ The Group provides certain healthcare and life assurance benefits principally for retired US employees and their dependents. These plans are unfunded. Retirees are eligible for participation in the schemes if they meet certain age and service requirements. Plans that are available vary depending on the business division in which the retiree worked. Plan choices and retiree contributions are dependent on retirement date, business division, option chosen and length of service.

The cost of the benefits and the major assumptions used, based on a measurement date of 30 September 2001, are as follows:

all figures in £ millions	**2001**	2000
Other post-retirement benefits	4	4

all figures in percentages	**2001**
Inflation	**3.0%**
Rate of increase in healthcare rates	**5-10%**
Rate used to discount scheme liabilities	**7.2%**

The disclosures required under the transitional arrangements of FRS17 are set out below.

For the purpose of these disclosures the valuation of the schemes has been updated to 31 December 2001 using the assumptions listed below.

all figures in percentages	**2001**
Inflation	**3.0%**
Rate of increase in healthcare rates	**5-10%**
Rate used to discount scheme liabilities	**7.2%**

11 EMPLOYEE INFORMATION (CONTINUED)

The value of the unfunded liability is as follows:

all figures in £ millions	VALUE AT 31 DEC 2001
Present value of unfunded liabilities	(63)
Related deferred tax asset	–
Net post-retirement healthcare liability	(63)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 31 December 2001 would be as follows:

all figures in £ millions	
Net assets excluding post-retirement healthcare liability	3,826
Post-retirement healthcare liability	(63)
Net assets including post-retirement healthcare liability	3,763
Profit and loss reserve excluding post-retirement healthcare reserve	991
Post-retirement healthcare reserve	(63)
Profit and loss reserve including post-retirement healthcare reserve	928

note ▸ The net assets and profit and loss reserve exclude the post retirement healthcare liability of £62m included within provisions (see note 23).

12 INTANGIBLE ASSETS

all figures in £ millions	GOODWILL
Cost	
At 31 December 2000	4,860
Exchange differences	62
Additions (see note 26)	87
Disposals (see note 27)	(59)
At 31 December 2001	4,950
Amortisation	
At 31 December 2000	(338)
Exchange differences	–
Disposals (see note 27)	6
Provided in the year	(299)
Provision for impairment (see note below)	(58)
At 31 December 2001	(689)
Net carrying amount	
At 31 December 2000	4,522
At 31 December 2001	4,261

note ▸ In accordance with FRS 11 (Impairment of fixed assets and goodwill) the carrying value of the Group's subsidiary undertakings has been compared to their recoverable amounts, represented by their value in use to the Group. The review has resulted in an exceptional charge of £58m, primarily in respect of Dorling Kindersley (£50m). The discount rate used in the calculation to arrive at the valuation was 8% on a post-tax basis.

13 TANGIBLE FIXED ASSETS

all figures in £ millions	FREEHOLD AND LEASEHOLD PROPERTY	PLANT AND EQUIPMENT	ASSETS IN COURSE OF CONSTRUCTION	TOTAL
Cost				
At 31 December 2000	301	676	2	979
Exchange differences	3	3	–	6
Reclassifications	(5)	6	(1)	–
Owned by subsidiary undertakings acquired	5	6	–	11
Capital expenditure	41	123	7	171
Owned by subsidiary undertakings disposed	(1)	(10)	–	(11)
Disposals	(28)	(85)	(1)	(114)
At 31 December 2001	316	719	7	1,042
Depreciation				
At 31 December 2000	(92)	(363)	–	(455)
Exchange differences	(1)	(1)	–	(2)
Reclassifications	2	(2)	–	–
Provided in the year	(14)	(111)	–	(125)
Owned by subsidiary undertakings acquired	–	(6)	–	(6)
Owned by subsidiary undertakings disposed	–	4	–	4
Disposals	15	69	–	84
At 31 December 2001	(90)	(410)	–	(500)
Net book value				
At 31 December 2000	209	313	2	524
At 31 December 2001	226	309	7	542

Freehold and leasehold property ▸ Net book value includes: freehold of £150m (2000: £154m) and short leases of £76m (2000: £55m).

Capital commitments ▸ The Group had capital commitments for fixed assets, including finance leases, already under contract amounting to £15m at 31 December 2001 (2000: £24m).

Other notes ▸ The net book value of Group tangible fixed assets includes £10m (2000: £11m) in respect of assets held under finance leases. Depreciation on these assets charged in 2001 was £5m (2000: £1m).

14 JOINT VENTURES

	2001		2000	
all figures in £ millions	**VALUATION**	**BOOK VALUE**	VALUATION	BOOK VALUE
Unlisted joint ventures	**7**	**7**	12	12

note ▸ The valuations of unlisted joint ventures are directors' valuations as at 31 December 2001. If realised at these values there would be no liability for taxation. The Group had no capital commitments to subscribe for further capital and loan stock.

all figures in £ millions	EQUITY	RESERVES	TOTAL NET ASSETS
Summary of movements			
At 31 December 2000	29	(17)	12
Additions	20	–	20
Transfer to subsidiary undertaking	(4)	4	–
Retained loss for the year	–	(25)	(25)
At 31 December 2001	45	(38)	7

14 JOINT VENTURES (CONTINUED)

all figures in £ millions	2001 OPERATING LOSS	2001 TOTAL NET ASSETS	2000 OPERATING LOSS	2000 TOTAL NET ASSETS
Analysis of joint ventures				
Business sectors				
Pearson Education	–	1	–	–
FT Group	(20)	3	(21)	10
The Penguin Group	1	3	–	2
Continuing operations	(19)	7	(21)	12
Geographical markets supplied and location of net assets				
United Kingdom	(1)	3	(2)	3
Continental Europe	(18)	3	(19)	9
North America	–	1	–	–
Continuing operations	(19)	7	(21)	12

all figures in £ millions	2001	2000
Reconciliation to retained loss		
Operating loss of joint ventures	(19)	(21)
UK taxation	(6)	6
Retained loss for the year	(25)	(15)

15 ASSOCIATES

all figures in £ millions	2001 VALUATION	2001 BOOK VALUE	2000 VALUATION	2000 BOOK VALUE
Listed associates	984	829	1,895	948
Unlisted associates	258	63	341	72
Loans	1	1	4	4
	1,243	893	2,240	1,024

note ▸ Principal associates are listed in note 35. The valuations of unlisted associates are directors' valuations as at 31 December 2001. If all associates were realised at these values there would be an estimated liability for taxation, at year end rates, of £59m (2000: £153m). The Group had no capital commitments to subscribe for further capital and loan stock.

15 ASSOCIATES (CONTINUED)

all figures in £ millions	SHARE OF EQUITY	LOANS	RESERVES	TOTAL	GOODWILL	TOTAL NET ASSETS
Summary of movements						
At 31 December 2000	231	4	39	274	750	1,024
Exchange differences	(6)	–	(7)	(13)	(12)	(25)
Transfers	1	(3)	(4)	(6)	3	(3)
Additions	2	–	–	2	2	4
Retained loss for the year	–	–	(57)	(57)	–	(57)
Goodwill written back on disposal	–	–	36	36	–	36
Goodwill amortisation	–	–	–	–	(83)	(83)
Provision for impairment	–	–	–	–	(3)	(3)
At 31 December 2001	228	1	7	236	657	893

all figures in £ millions	2001 OPERATING LOSS	2001 TOTAL NET ASSETS	2000 OPERATING PROFIT	2000 TOTAL NET ASSETS
Analysis of associates				
Business sectors				
Pearson Education	**(1)**	**10**	7	18
FT Group	**(49)**	**120**	(30)	175
Continuing operations	**(50)**	**130**	(23)	193
Discontinued operations	**2**	**763**	33	831
	(48)	**893**	10	1,024
Geographical markets supplied and location of net assets				
United Kingdom	**4**	**12**	3	(3)
Continental Europe	**2**	**72**	4	43
North America	**(59)**	**36**	(36)	135
Rest of world	**3**	**10**	6	18
Continuing operations	**(50)**	**130**	(23)	193
Discontinued operations	**2**	**763**	33	831
	(48)	**893**	10	1,024

note ▸ Operating profit from continuing operations before goodwill amortisation and impairment is analysed as Pearson Education £3m (2000: £7m) and FT Group £(2)m (2000: £7m).

15 ASSOCIATES (CONTINUED)

all figures in £ millions	2001
Reconciliation to retained loss	
Operating profit of associates (before goodwill amortisation)	**38**
Loss on sale of subsidiary undertakings and associates: continuing operations	**(36)**
Loss on sale of subsidiary undertakings and associates: discontinued operations	**(17)**
Net interest payable of associates	**(6)**
Overseas taxation	**(9)**
Dividends (including tax credits) from unlisted associates	**(25)**
Minority interest of associate	**(2)**
Retained loss for the year	**(57)**

Included in the losses on sale of subsidiary undertakings and associates is £36m relating to the loss on sale of the Journal of Commerce by The Economist (continuing operations) and a net loss on disposals by the RTL Group (discontinued operations). The aggregate of the Group's share in its associates is shown below.

all figures in £ millions	2001	2000
Sales	**700**	655
Fixed assets	**270**	283
Current assets	**384**	480
Liabilities due within one year	**(360)**	(397)
Liabilities due after one year or more	**(58)**	(92)
Net assets	**236**	274

16 OTHER FIXED ASSET INVESTMENTS

all figures in £ millions	2001 VALUATION	2001 BOOK VALUE	2000 VALUATION	2000 BOOK VALUE
Listed	67	55	82	82
Unlisted	29	29	73	73
	96	84	155	155

note ▸ The valuations of unlisted investments are directors' valuations as at 31 December 2001. If all investments were realised at valuation there would be a liability for taxation of £6m (2000: £nil).

all figures in £ millions	OWN SHARES HELD	OTHER	TOTAL
Cost			
At 31 December 2000	80	89	169
Exchange differences	–	1	1
Additions	11	34	45
Transfers	–	(1)	(1)
Disposals	–	(16)	(16)
At 31 December 2001	91	107	198
Provision			
At 31 December 2000	14	–	14
Provided during the year	8	–	8
Provision for impairment (see note below)	37	55	92
At 31 December 2001	59	55	114
Net book value			
At 31 December 2000	66	89	155
At 31 December 2001	32	52	84

note ▸ The Pearson Employee Share Trust and Pearson plc Employee Share Ownership Trusts hold 5.5m (2000: 4.2m) Pearson plc ordinary shares which had a market value of £43m at 31 December 2001 (2000: £66m). These shares have been acquired by the trusts, using funds provided by Pearson plc, to meet obligations under various executive and employee option and restricted share plans. Under these plans the participants become entitled to shares after a specified number of years and subject to certain performance criteria being met. Pearson aims to hedge its liability under the plans by buying shares through the trusts to meet the anticipated future liability. The anticipated future liability is regularly re-assessed during the year and additional shares are purchased when required to meet an increase in this liability. The cost of funding and administering the trusts are charged to the profit and loss account in the period to which they relate. The cost of the shares is being amortised over the performance period of the associated plans. Dividends on the shares held by the trusts have been waived.

The value of own shares held has been assessed against the current market value and a provision for impairment has been made.

The value of other fixed asset investments has been assessed according to the higher of net realisable value and value in use and a provision for impairment has been made. The provision includes £17m for an investment in Business.com and £10m for an investment in TimeCruiser.

17 STOCKS

all figures in £ millions	2001	2000
Raw materials	**32**	29
Work in progress	**45**	68
Finished goods	**370**	383
Pre-publication costs	**402**	348
	849	828

note ▸ The replacement cost of stocks is not materially different from book value.

18 DEBTORS

all figures in £ millions	2001	2000
Amounts falling due within one year		
Trade debtors	**745**	809
Associates	**2**	99
Royalty advances	**103**	88
Other debtors	**49**	95
Prepayments and accrued income	**40**	58
	939	1,149
Amounts falling due after more than one year		
Royalty advances	**54**	48
Other debtors	**11**	19
Prepayments and accrued income	**1**	1
	66	68
	1,005	1,217

19 CASH AT BANK AND IN HAND

	2001		2000	
all figures in £ millions	GROUP	COMPANY	GROUP	COMPANY
Cash, bank current accounts and overnight deposits	**300**	**–**	425	–
Certificates of deposit and commercial paper	**15**	**–**	15	–
Term bank deposits	**78**	**22**	76	56
	393	**22**	516	56

20 FINANCIAL INSTRUMENTS

A full discussion on treasury policy is given in the Financial Review on pages 33 to 36. Short-term debtors and creditors have been excluded from all the following disclosures, other than currency risk disclosures.

a. Maturity of borrowings and other financial liabilities

The maturity profile of the Group's borrowings and other financial liabilities is shown below.

	2001		2000	
all figures in £ millions	GROUP	COMPANY	GROUP	COMPANY
Maturity of borrowings				
Short-term				
Bank loans and overdrafts	65	109	112	225
10.75% Sterling Bonds 2002	100	–	–	–
Total due within one year	165	109	112	225
Medium and long-term				
Loans or instalments thereof repayable:				
From one to two years	154	154	100	–
From two to five years	1,285	705	1,626	905
After five years not by instalments	1,168	1,168	979	813
Total due after more than one year	2,607	2,027	2,705	1,718
Total borrowings	2,772	2,136	2,817	1,943

note ▸ At 31 December 2001 £625m (2000: £1,134m) of debt, including commercial paper, currently classified from two to five years would be repayable within one year if refinancing contracts were not in place. The short-term bank loans and overdrafts of the Group are lower than those of the company because of bank offset arrangements.

	2001			2000		
all figures in £ millions	GROUP FINANCE LEASES	GROUP OTHER FINANCIAL LIABILITIES	GROUP TOTAL	GROUP FINANCE LEASES	GROUP OTHER FINANCIAL LIABILITIES	GROUP TOTAL
Maturity of other financial liabilities						
Amounts falling due:						
In one year or less or on demand	5	11	16	6	5	11
In more than one year but not more than two years	1	9	10	3	16	19
In more than two years but not more than five years	8	18	26	6	14	20
In more than five years	–	11	11	1	10	11
	14	49	63	16	45	61

b. Borrowings by instrument

	2001		2000	
all figures in £ millions	GROUP	COMPANY	GROUP	COMPANY
Unsecured				
10.75% Sterling Bonds 2002	100	–	100	–
5% Euro Bonds 2003	154	154	–	–
9.5% Sterling Bonds 2004	133	–	130	–
4.625% Euro Bonds 2004	353	353	356	356
7.375% US Dollar notes 2006	170	–	166	–
6.125% Euro Bonds 2007	448	448	441	441
10.5% Sterling Bonds 2008	100	100	100	100
7% Global Dollar Bonds 2011	342	342	–	–
7% Sterling Bonds 2014	278	278	272	272
Variable rate loan notes	72	72	74	74
Bank loans and overdrafts and commercial paper	622	389	1,178	700
Total borrowings	2,772	2,136	2,817	1,943

c. Undrawn committed borrowing facilities

all figures in £ millions	2001	2000
Expiring within one year	–	–
Expiring between one and two years	–	–
Expiring in more than two years	1,172	609
	1,172	609

note ▸ All of the above committed borrowing facilities incur commitment fees at market rates.

d. Currency and interest rate risk profile

	2001				
				FIXED RATE BORROWINGS	
	BORROWINGS £m	TOTAL VARIABLE RATE £m	TOTAL FIXED RATE £m	WEIGHTED AVERAGE INTEREST RATE %	WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED – YEARS
Currency and interest rate risk profile of borrowings					
US dollar	1,829	625	1,204	6.1	3.5
Sterling	520	410	110	9.3	5.1
Euro	404	320	84	5.2	2.4
Other currencies	19	19	–	–	–
	2,772	1,374	1,398		

	2000				
				FIXED RATE BORROWINGS	
	BORROWINGS £m	TOTAL VARIABLE RATE £m	TOTAL FIXED RATE £m	WEIGHTED AVERAGE INTEREST RATE %	WEIGHTED AVERAGE PERIOD FOR WHICH RATE IS FIXED – YEARS
Currency and interest rate risk profile of borrowings					
US dollar	1,782	721	1,061	6.2	4.1
Sterling	587	447	140	8.4	4.8
Euro	417	379	38	5.4	4.2
Other currencies	31	31	–	–	–
	2,817	1,578	1,239		

note ▸ The figures shown in the tables above take into account interest rate, currency swaps and forward rate contracts entered into by the Group. Variable rate borrowings bear interest at rates based on relevant national LIBOR equivalents.

	2001		
all figures in £ millions	OTHER FINANCIAL LIABILITIES	TOTAL FIXED RATE	TOTAL NO INTEREST PAID
Currency and interest rate risk profile of other financial liabilities			
US dollar	48	11	37
Sterling	6	3	3
Euro	9	–	9
	63	14	49

20 FINANCIAL INSTRUMENTS (CONTINUED)

d. Currency and interest rate risk profile (continued)

	2000		
all figures in £ millions	OTHER FINANCIAL LIABILITIES	TOTAL FIXED RATE	TOTAL NO INTEREST PAID
Currency and interest rate risk profile of other financial liabilities			
US dollar	48	11	37
Sterling	13	5	8
	61	16	45

note ▸ Variable rate financial liabilities bear interest at rates based on relevant national LIBOR equivalents.

	2001				
all figures in £ millions	US DOLLAR	STERLING	EURO	OTHER CURRENCIES	TOTAL
Currency and interest rate risk profile of financial assets					
Cash at bank and in hand	166	40	62	32	300
Short-term deposits	10	27	40	16	93
Other financial assets	37	4	3	–	44
Total	213	71	105	48	437
Floating rate	149	50	58	21	278
Fixed rate	3	15	44	26	88
Weighted average interest rate %	3.0%	4.1%	3.3%	1.8%	
No interest received	61	6	3	1	71
Total	213	71	105	48	437

The weighted average period for which the interest rate on financial assets is fixed does not exceed two months.

d. Currency and interest rate risk profile (continued)

all figures in £ millions	2000 CASH AT BANK AND IN HAND	SHORT-TERM DEPOSITS	OTHER FINANCIAL ASSETS	TOTAL
Currency and interest rate risk profile of financial assets				
US dollar	223	56	21	300
Sterling	6	15	9	30
Euro	69	3	1	73
Other currencies	127	17	–	144
	425	91	31	547
Floating rate	326	7	–	333
Fixed rate	50	84	2	136
No interest received	49	–	29	78
	425	91	31	547

note ▸ Floating rate cash and deposits earn interest based on relevant national LIBID equivalents. Fixed rate cash and deposits earn interest at rates between 4.5% and 12%. Of the total financial assets earning interest at fixed rates, £94m are US dollar denominated.

e. Currency exposures

The table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than their local currency.

	2001 NET FOREIGN MONETARY ASSETS/(LIABILITIES)				
all figures in £ millions	**US DOLLAR**	**STERLING**	**EURO**	**OTHER**	**TOTAL**
Functional currency of entity:					
US dollar	–	–	–	3	3
Sterling	(67)	–	8	5	(54)
Euro	–	–	–	–	–
Other currencies	(5)	(2)	–	–	(7)
	(72)	(2)	8	8	(58)

	2000 NET FOREIGN MONETARY ASSETS/(LIABILITIES)				
all figures in £ millions	US DOLLAR	STERLING	EURO	OTHER	TOTAL
Functional currency of entity:					
US dollar	–	1	–	6	7
Sterling	10	–	12	19	41
Euro	–	2	–	–	2
Other currencies	–	(1)	–	–	(1)
	10	2	12	25	49

20 FINANCIAL INSTRUMENTS (CONTINUED)

f. Fair values of financial assets and financial liabilities

The table below shows the book value and the fair value of the Group's financial assets and financial liabilities.

all figures in £ millions	2001 BOOK VALUE	2001 FAIR VALUE	2000 BOOK VALUE	2000 FAIR VALUE
Primary financial instruments held or issued to finance the Group's operations				
Other financial assets	**44**	**44**	31	31
Other financial liabilities	**(63)**	**(63)**	(61)	(61)
Cash at bank and in hand	**300**	**300**	425	425
Short-term deposits	**93**	**93**	91	91
Short-term borrowings	**(165)**	**(165)**	(112)	(112)
Medium and long-term borrowings	**(2,607)**	**(2,527)**	(2,705)	(2,683)
Derivative financial instruments held to manage the interest rate and currency profile				
Interest rate swaps	**–**	**(30)**	–	(4)
Currency swaps	**–**	**16**	–	20
Foreign exchange contracts	**–**	**(1)**	–	2

note ▸ Other financial assets, other financial liabilities, cash at bank and in hand, short-term deposits and short-term borrowings: the fair value approximates to the carrying value due to the short maturity periods of these financial instruments. Medium and long-term borrowings: the fair value is based on market values or, where these are not available, on the quoted market prices of comparable debt issued by other companies. Interest rate swaps: the fair value of interest rate swaps is based on market values. At 31 December 2001 the notional principal value of these swaps was £2,391m (2000: £2,057m). Currency swaps: the fair value of these contracts is based on market values. At 31 December 2001 the Group had £924m (2000: £890m) of such contracts outstanding.

g. Hedges

The Group's policy on hedges is explained on page 33. The table below shows the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

all figures in £ millions	UNRECOGNISED GAINS	UNRECOGNISED LOSSES	TOTAL NET GAINS/(LOSSES)	DEFERRED GAINS
Gains and losses on hedges at 31 December 2000	41	(23)	18	2
Gains and losses arising in previous years that were recognised in 2001	(2)	–	(2)	(2)
Gains and losses arising before 31 December 2000 that were not recognised in 2001	39	(23)	16	–
Gains and losses arising in 2001 that were not recognised in 2001	4	(35)	(31)	–
Unrecognised gains and losses on hedges at 31 December 2001	43	(58)	(15)	–
Of which:				
Gains and losses expected to be recognised in 2002	–	(1)	(1)	–
Gains and losses expected to be recognised in 2003 or later	43	(57)	(14)	–

21 OTHER CREDITORS

all figures in £ millions	2001	2000
Amounts falling due within one year		
Trade creditors	390	426
Taxation	111	255
Social security and other taxes	2	3
Other creditors	85	121
Accruals and deferred income	501	567
Obligations under finance leases	5	6
Dividends	109	106
	1,203	1,484
Amounts falling due after more than one year		
Other creditors	30	21
Accruals and deferred income	15	3
Obligations under finance leases	9	10
	54	34

22 DEFERRED TAXATION

all figures in £ millions	2001
Summary of movements	
At 31 December 2000	9
Subsidiary undertakings acquired/disposed	1
Transfers	(2)
Net release in the year	(3)
At 31 December 2001	5

all figures in £ millions	2001	2000
Deferred taxation derives from		
Capital allowances	–	4
Taxation on unremitted overseas earnings	15	19
Other timing differences	(10)	(14)
	5	9
Deferred taxation not provided		
Relating to revalued assets and timing differences	–	4
Relating to gains subject to roll-over relief	1	1
	1	5

note ▸ The Group has calculated deferred tax not provided on rolled over gains in 2001 taking into account the indexation allowance which would be deductible on a disposal of the asset into which the gain was rolled.

23 OTHER PROVISIONS FOR LIABILITIES AND CHARGES

all figures in £ millions	POST-RETIREMENT	DEFERRED CONSIDERATION	INTEGRATION	REORGANISATIONS	LEASES	OTHER	TOTAL
At 31 December 2000	109	56	39	16	20	17	257
Exchange differences	1	1	1	–	–	–	3
Subsidiary undertakings acquired/disposed	5	–	–	–	–	3	8
Deferred consideration arising on acquisitions	–	10	–	–	–	–	10
Transfer from creditors	–	–	–	–	–	(1)	(1)
Released	–	–	(2)	(3)	–	(2)	(7)
Provided	39	–	16	22	2	3	82
Utilised	(31)	(42)	(25)	(6)	(3)	(6)	(113)
At 31 December 2001	123	25	29	29	19	14	239

note

a. Post-retirement provisions are in respect of pensions, £61m (2000: £46m) and post-retirement medical benefits, £62m (2000: £63m).

b. Deferred consideration. During the year, £30m of the balance was utilised in respect of the purchase of Forum in 2000. The balance is expected to be utilised during 2002.

c. Integration. £14m has been provided relating to the acquisitions of Dorling Kindersley and NCS in 2000. During the year, £25m has been utilised mainly in respect of the integration of Simon & Schuster, Dorling Kindersley and NCS. The balance is expected to be utilised in the year ended 31 December 2002.

d. Reorganisations. £22m has been provided during 2001, mostly relating to the restructuring of the Learning Network. The balance is expected to be utilised during 2002.

e. Lease commitments. These relate primarily to onerous lease contracts, acquired as part of the purchase of subsidiary undertakings, which have expiry dates up to 2010. The provision is based on current occupancy estimates and it has been assumed that the properties will not be sublet.

24 SHARE CAPITAL

	NUMBER (000'S)	£m
Authorised		
Ordinary shares of 25p each		
At 31 December 2001	1,170,000	293
Called up, allotted and fully paid		
At 31 December 2000	797,593	199
Issued under share option and employee share schemes	2,996	1
At 31 December 2001	800,589	200

note › The consideration received in respect of shares issued during the year was £20m (2000: £1,961m).

24 SHARE CAPITAL (CONTINUED)

	WHEN GRANTED	(000'S)	NUMBER OF SHARES PRICE (p)	ORIGINAL SUBSCRIPTION EXERCISE PERIOD
Options outstanding at 31 December 2001				
Worldwide Save for Shares plans	1994	13	455	1999 – 02
	1995	64	390	2000 – 03
	1996	92	517	2001 – 04
	1997	231	530	2000 – 05
	1998	457	687	2001 – 06
	1999	712	913 – 970	2001 – 07
	2000	358	688 – 1,793	2000 – 08
	2001	1,141	957 – 1,096	2004 – 09
		3,068		
Discretionary share option plans	1992	40	293 – 380	1995 – 02
	1994	171	567 – 635	1997 – 04
	1995	202	487 – 606	1998 – 05
	1996	298	584 – 683	1999 – 06
	1997	1,208	664 – 758	2000 – 07
	1998	2,595	847 – 1,090	2001 – 08
	1999	4,711	1,081 – 1,922	2002 – 09
	2000	11,837	64 – 3,224	2000 – 10
	2001	15,467	822 – 1,421	2001 – 11
		36,529		

note ▸ The subscription prices have been rounded up to the nearest whole penny. The figures include replacement options granted to employees of Dorling Kindersley and the Family Education Network following their acquisition. The discretionary share option plans include all options granted under the Pearson Executive Share Option Plans, the Pearson Reward Plan, the Pearson Special Share Option Plan and the Pearson Long Term Incentive Plan.

25 RESERVES

all figures in £ millions	SHARE PREMIUM ACCOUNT	PROFIT AND LOSS ACCOUNT
Summary of movements		
At 31 December 2000	2,440	1,405
Exchange differences	–	19
Premium on issue of 3m equity shares	19	(2)
Goodwill written back on disposal of subsidiary undertakings and associates	–	37
Goodwill written back on disposal of subsidiary undertakings and associates by an associate	–	36
Replacement options granted on acquisition of subsidiary	–	2
Loss retained for the year	–	(568)
At 31 December 2001	2,459	929
Analysed as:		
Joint ventures and associates		(31)
Group excluding joint ventures and associates		960

note ▸ Cumulative goodwill relating to acquisitions made prior to 1998, which was deducted from reserves, amounts to £1,249m (2000: £1,307m). During 2001 Pearson plc received £20m on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £18m to the Group for the issue of these shares and the balance of £2m comprised contributions to the qualifying employee share ownership trust (QUEST) from subsidiary undertakings. The Group has taken advantage of the exemption available by UITF abstract 17 and has not incurred a charge on options granted at a discount to market value for its Inland Revenue approved SAYE schemes and similar overseas schemes. Included in exchange differences are exchange gains of £2m arising on borrowings denominated in, or swapped into, foreign currencies designated as hedges of net investments overseas.

26 ACQUISITIONS

All acquisitions and combinations have been consolidated applying acquisition accounting principles.

a. Acquisition of subsidiary undertakings

all figures in £ millions	2001	2000
Tangible fixed assets	5	147
Joint ventures	–	2
Associates	(3)	305
Fixed asset investments	–	38
Stocks	8	81
Debtors	(78)	175
Creditors	(19)	(255)
Provisions	(9)	(33)
Deferred taxation	(1)	8
Net borrowing acquired	83	(13)
	(14)	455
Equity minority interests	(2)	(101)
Net (liabilities)/assets acquired at fair value	(16)	354
Fair value of consideration:		
Cash	(52)	(2,260)
Television assets contributed	–	(284)
Deferred cash consideration	(10)	(39)
Costs accrued	(1)	(23)
Net prior year adjustments	(8)	4
Replacement options granted	–	(5)
	(71)	(2,607)
Goodwill previously written off on businesses combined	–	(585)
Total consideration	(71)	(3,192)
Goodwill arising	87	2,838
Analysed as:		
Goodwill written off to reserves	–	(1)
Goodwill attributable to associates	–	633
Goodwill attributable to subsidiaries	87	2,206
	87	2,838

note ▸ Goodwill written off to reserves relates to acquisitions made before 1 January 1998.

all figures in £ millions	2001
Acquisition fair values	
Book value of net liabilities acquired	(8)
Fair value adjustments	(8)
Fair value to the Group	(16)

note ▸ Of the fair value adjustments above, £(10)m relates to the finalisation of the Dorling Kindersley and NCS fair values. Other fair value adjustments are provisional and will be finalised in the 2002 financial statements. The adjustments comprise the revaluation of net assets.

26 ACQUISITIONS (CONTINUED)

b. Dorling Kindersley

all figures in £ millions	PROVISIONAL FAIR VALUE 31 DEC 2000	REVALUATIONS	FINAL FAIR VALUE 31 DEC 2001
Tangible fixed assets	10	–	10
Joint ventures	2	–	2
Stocks	38	2	40
Debtors	40	(2)	38
Creditors	(106)	1	(105)
Provisions	(2)	(5)	(7)
Net borrowing	(49)	–	(49)
Net liabilities acquired	(67)	(4)	(71)

note ▸ Dorling Kindersley was acquired in May 2000 and provisional fair value adjustments were made in the 2000 accounts. Final fair value adjustments have been made in 2001. The most significant adjustment was to provisions, in respect of the fair value of pension liabilities acquired.

c. National Computer Systems

all figures in £ millions	PROVISIONAL FAIR VALUE 31 DEC 2000	REVALUATIONS	FINAL FAIR VALUE 31 DEC 2001
Tangible fixed assets	115	(1)	114
Fixed asset investments	29	–	29
Stocks	32	(2)	30
Debtors	102	(1)	101
Creditors	(71)	(2)	(73)
Provisions	(20)	–	(20)
Net cash	9	–	9
Net assets acquired	196	(6)	190

note ▸ NCS was acquired in September 2000 and provisional fair value adjustments were made in the 2000 accounts. Final fair value adjustments have been made in 2001.

d. Cash flow from acquisitions

all figures in £ millions	**2001**	2000
Cash – current year acquisitions	**52**	2,260
Deferred payments for prior year acquisitions and other items	**76**	16
Net cash outflow	**128**	2,276

27 DISPOSALS

all figures in £ millions	2001	2000
Disposal of subsidiary undertakings		
Intangible assets	(53)	(35)
Tangible fixed assets	(7)	(3)
Stocks	(2)	(18)
Debtors	(15)	(4)
Creditors	14	–
Provisions	1	7
Equity minority interest	–	(50)
Net assets disposed of	(62)	(103)
Proceeds received	49	192
Costs	(7)	(27)
Net prior year adjustments	(1)	(5)
(Loss)/profit on sale	(21)	57
Goodwill written back from reserves	(37)	(27)
Net (loss)/profit on sale	(58)	30

all figures in £ millions	2001	2000
Total goodwill written back from reserves		
On disposal of subsidiaries and associates	37	68
On disposal of subsidiaries and associates by an associate	36	–
	73	68

all figures in £ millions	2001	2000
Cash flow from disposals		
Cash – current year disposals	49	192
Costs paid	(8)	(27)
Deferred receipts and payments from prior year disposals and other amounts	–	(7)
Net cash inflow	41	158

28 NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

all figures in £ millions	2001 CONTINUING	2001 DISCONTINUED	2001 TOTAL	2000 CONTINUING	2000 DISCONTINUED	2000 TOTAL
a. Reconciliation of operating (loss)/profit to net cash inflow from operating activities						
Total operating (loss)/profit	(56)	2	(54)	150	61	211
Share of operating loss of joint ventures and associates	69	(2)	67	44	(33)	11
Depreciation charges	125	–	125	94	6	100
Goodwill amortisation and impairment	357	–	357	187	1	188
(Increase) in stocks	(6)	–	(6)	(96)	(1)	(97)
Decrease in debtors	102	–	102	62	(9)	53
(Decrease) in creditors	(103)	–	(103)	(103)	(16)	(119)
Increase/(decrease) in operating provisions	3	–	3	(4)	–	(4)
Other and non-cash items	(1)	–	(1)	18	–	18
Net cash inflow from operating activities	490	–	490	352	9	361
Purchase of fixed assets and finance lease payments	(172)	–	(172)	(139)	(10)	(149)
Sale of operating tangible fixed assets	36	–	36	21	1	22
Dividends from associates	7	18	25	6	43	49
Other	(11)	–	(11)	(8)	–	(8)
Operating cash flow	350	18	368	232	43	275
Analysed between:						
Operating cash flow before internet enterprises and other items	535	18	553	537	43	580
Cash effect of other items:						
Dorling Kindersley exceptional payments	–	–	–	(46)	–	(46)
Integration costs:						
Simon & Schuster/NCS	(26)	–	(26)	(36)	–	(36)
Dorling Kindersley	(43)	–	(43)	(25)	–	(25)
Cash effect of internet enterprises	(116)	–	(116)	(198)	–	(198)
Operating cash flow	350	18	368	232	43	275

note ▸ The Dorling Kindersley exceptional payments in 2000 are in respect of creditors on the acquisition balance sheet beyond normal trading terms.

Operating cash flow has been disclosed as it is part of Pearson's corporate and operating measures.

28 NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS (CONTINUED)

all figures in £ millions	CASH	OVER-DRAFTS	SUB-TOTAL	SHORT-TERM DEPOSITS	DEBT DUE WITHIN ONE YEAR	DEBT DUE AFTER ONE YEAR	FINANCE LEASES	TOTAL
b. Analysis of net debt								
At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)
Exchange differences	(10)	1	(9)	1	–	(16)	–	(24)
Debt issue costs	–	–	–	–	–	1	–	1
Other non-cash items	–	–	–	–	(100)	99	(5)	(6)
Net cash flow	(115)	49	(66)	1	(3)	14	7	(47)
At 31 December 2001	300	(60)	240	93	(105)	(2,607)	(14)	(2,393)
At 31 December 1999	288	(38)	250	40	(9)	(2,276)	(15)	(2,010)
Exchange differences	14	(7)	7	(1)	(1)	(122)	(1)	(118)
Acquired with subsidiary*	–	–	–	–	–	–	(11)	(11)
Television assets contributed*	–	–	–	(82)	–	60	2	(20)
Debt issue costs	–	–	–	–	–	4	–	4
Other non-cash items	–	–	–	–	–	(17)	(1)	(18)
Net cash flow	123	(65)	58	134	8	(354)	10	(144)
At 31 December 2000	425	(110)	315	91	(2)	(2,705)	(16)	(2,317)

* Excluding cash and overdrafts.

note ▸ Finance leases are included within other creditors in the balance sheet (see note 21).

all figures in £ millions	2001	2000
c. Reconciliation of net cash flow to movement in net debt		
(Increase)/decrease in net debt from net cash flow	**(66)**	58
Decrease in net debt from management of liquid resources	**1**	134
Decrease/(increase) in net debt from other borrowings	**11**	(346)
Decrease in finance leases	**7**	10
Television assets contributed	**–**	(20)
Acquired with subsidiary	**–**	(11)
Debt issue costs	**1**	4
Other non-cash items	**(6)**	(18)
Exchange differences	**(24)**	(118)
Movement in net debt in the year	**(76)**	(307)
Net debt at beginning of the year	**(2,317)**	(2,010)
Net debt at end of the year	**(2,393)**	(2,317)

d. Tax paid includes £27m (2000: £30m) relating to items excluded from operating profit.

29 CONTINGENT LIABILITIES

There are contingent Group and company liabilities in respect of indemnities, warranties and guarantees in relation to former subsidiary undertakings and in respect of guarantees in relation to subsidiaries and associated undertakings. In addition there are contingent liabilities of the Group in respect of legal claims. None of these claims is expected to result in a material gain or loss to the Group.

30 COMMITMENTS UNDER LEASES

At 31 December 2001, the Group had commitments under leases other than finance leases, to make payments in 2002 as follows:

all figures in £ millions	LAND AND BUILDINGS	OTHER
For leases expiring:		
In 2002	18	4
Between 2003 and 2006	61	18
Thereafter	69	–
	148	22

31 RELATED PARTIES

Joint ventures and associates ▸ Loans and equity advanced to joint ventures and associates during the year and at the balance sheet date are shown in notes 14 and 15. Amounts falling due from joint ventures and associates are set out in note 18. Dividends receivable from joint ventures and associates are set out in notes 14 and 15. Details of individually significant transactions are shown below.

a. During 2000, the Group combined its television business with CLT-Ufa and retained a 22% stake in the new combined business, the RTL Group. Significant related party transactions in respect of the television business were as follows:

Channel 5 Television Group Ltd ▸ During 2000 the Group provided £22m of programming to Channel 5 Broadcasting Ltd, a wholly owned subsidiary of Channel 5 Television Group Ltd, and undertook transmission to the value of £2m for Channel 5 Engineering Services Ltd, a subsidiary of Channel 5 Television Group Ltd. During 2000 the Group paid £4m in respect of consortium relief.

Grundy associates ▸ During 2000 the Group received £2m for management fees, format rights and royalties from a number of associates of Grundy Worldwide Ltd. No individual transactions were material to the Group.

b. Lazard Partnership ▸ During 2000 the Group sold its interests in the three Lazard Houses.

The Group periodically placed funds on deposit with the Lazard Houses. The investments were made on an arm's-length basis and no transactions were individually material in the context of the Group treasury transactions. The Group also used the Lazard Houses to provide professional advice. Fees for such services for the period were not material to either party.

There are no other related party transactions in 2001.

32 POST BALANCE SHEET EVENTS

On 30 January 2002 Pearson sold its 22% interest in the RTL Group for €1.5bn. The anticipated post tax profit on sale is approximately £150m before goodwill written back from reserves of £145m.

33 COMPANY BALANCE SHEET AS AT 31 DEC 2001

all figures in £ millions	NOTE	2001	2000
Fixed assets			
Tangible fixed assets	34	–	7
Investments: subsidiaries	34	5,384	2,586
Investments: own shares held	34	24	64
		5,408	2,657
Current assets			
Debtors:			
Subsidiaries – due within one year		2,186	2,841
Associates – due within one year		–	65
Subsidiaries – due after more than one year		1,312	2,289
Taxation		17	15
Other debtors		–	11
Prepayments and accrued income		1	4
Cash at bank and in hand	19	22	56
		3,538	5,281
Creditors – amounts falling due within one year			
Short-term borrowing	20	(109)	(225)
Subsidiaries		(2,006)	(983)
Other creditors		(1)	(9)
Accruals and deferred income		(15)	(20)
Dividends		(109)	(106)
		(2,240)	(1,343)
Net current assets		1,298	3,938
Total assets less current liabilities		6,706	6,595
Creditors – amounts falling due after more than one year			
Medium and long-term borrowing	20	(2,027)	(1,718)
Subsidiaries		(392)	(468)
Provisions for liabilities and charges		(2)	(2)
		(2,421)	(2,188)
Net assets		4,285	4,407
Capital and reserves			
Called up share capital	24	200	199
Share premium account	34	2,459	2,440
Special reserve	34	397	397
Other reserves	34	50	50
Profit and loss account	34	1,179	1,321
Equity shareholders' funds		4,285	4,407

The financial statements were approved by the board of directors on 4 March 2002 and signed on its behalf by DENNIS STEVENSON > JOHN MAKINSON.

34 NOTES TO THE COMPANY BALANCE SHEET

all figures in £ millions	2001	2000
Tangible fixed assets (leasehold property)		
Cost	1	8
Depreciation	(1)	(1)
Net book value	–	7

note ▸ The company had no capital commitments for fixed assets at the end of 2001. The company transferred its leasehold property asset to a subsidiary undertaking during the year.

all figures in £ millions	
Investment in subsidiaries	
At 31 December 2000	2,586
Subscription for additional share capital in subsidiaries	2,927
Provision for diminution in value	(128)
Revaluations	(1)
At 31 December 2001	5,384

note ▸ Shares are stated at cost less provisions for diminution in value or directors' valuations.

Own shares held ▸ Amounts included within own shares held relate to Pearson plc ordinary shares held in respect of the Pearson plc Employee Share Ownership Trusts (see note 16).

all figures in £ millions	SHARE PREMIUM ACCOUNT	SPECIAL RESERVE	OTHER RESERVES	PROFIT AND LOSS ACCOUNT	TOTAL
Reserves					
Summary of movements					
At 31 December 2000	2,440	397	50	1,321	4,208
Premium on issue of 3m equity shares	19	–	–	–	19
Replacement options granted on acquisition of subsidiary	–	–	–	2	2
Profit for the financial year	–	–	–	33	33
Dividends	–	–	–	(177)	(177)
At 31 December 2001	2,459	397	50	1,179	4,085

note ▸ The special reserve represents the cumulative effect of cancellation of the company's share premium account. As permitted by section 230(4) of the Companies Act 1985, only the Group's profit and loss account has been presented.

35 PRINCIPAL SUBSIDIARIES AND ASSOCIATES

	COUNTRY OF INCORPORATION OR REGISTRATION
Subsidiaries	
The principal operating subsidiaries are listed below. They operate mainly in the countries of incorporation or registration, the investments are in equity share capital and they are all 100% owned unless stated otherwise.	
Pearson Education	
Pearson Education Inc.	US
Pearson Education Ltd	England
NCS Pearson Inc.	US
FT Group	
Financial Times Group Ltd*	England
Financial Times Business Ltd	England
Interactive Data Corporation (60%)	US
Les Echos SA	France
Recoletos Compañía Editorial SA (79%)	Spain
The Penguin Group	
Penguin Putnam Inc.	US
The Penguin Publishing Co Ltd	England
Dorling Kindersley Holdings Ltd*	England

* Direct investment of Pearson plc.

	COUNTRY OF INCORPORATION OR REGISTRATION	CLASS OF SHARE	BENEFICIAL INTEREST %	ACCOUNTING YEAR END
Associates				
FT Group				
The Economist Newspaper Ltd	England	Ord 5p	50	March
		'B' 5p	100	
		'A' 5p	Nil	
		Trust 5p	Nil	
Television				
RTL Group SA	Luxembourg	Ord voting	22	December

all figures in £ millions	1997	1998	1999	2000	**2001**
Sales					
Continuing operations	1,764	1,908	2,977	3,689	4,225
Discontinued operations	529	487	355	185	–
	2,293	2,395	3,332	3,874	4,225
Sales – underlying growth before internet enterprises (%)	6.5	6.7	7.3	9.2	(0.7)
Sales – underlying growth after internet enterprises (%)	6.5	6.7	7.6	10.5	(0.3)
EBITDA* – before internet enterprises	393	455	670	780	718
EBITDA* – after internet enterprises	393	455	631	590	588
Trading margin – before internet enterprises (%)	11.5	13.1	15.2	16.5	13.6
Trading margin – after internet enterprises (%)	11.5	13.1	14.0	11.5	10.5
Operating profit before internet enterprises, goodwill and other items					
Pearson Education	60	99	257	320	351
FT Group	108	118	150	211	132
The Penguin Group	58	48	65	79	80
Continuing operations	226	265	472	610	563
Internet enterprises investment					
Pearson Education	–	–	(3)	(83)	(77)
FT Group	–	–	(36)	(113)	(60)
	–	–	(39)	(196)	(137)
Adjusted eps – before internet enterprises**	31.2p	37.5p	47.6p	54.6p	39.2p
Adjusted eps – after internet enterprises**	31.2p	37.5p	43.3p	31.9p	22.5p
Dividends per share**	17.4p	18.8p	20.1p	21.4p	22.3p
Net assets	156	1,084	1,327	4,209	3,764
Deferred taxation and other provisions	212	273	227	266	244
Net debt	707	2,279	1,995	2,301	2,379
Capital employed	1,075	3,636	3,549	6,776	6,387
Free cash flow per share* – before internet enterprises**	19.9p	40.3p	48.5p	49.1p	45.3p
Free cash flow per share* – after internet enterprises**	19.9p	40.3p	43.4p	23.0p	29.6p

* Before goodwill amortisation and impairment, integration costs and non-operating items.

** Restated to reflect the rights issue of equity shares during 2000.

Sales – underlying growth

Sales growth excluding the impact of acquisitions and disposals and movements in exchange rates.

all figures in £ millions	2001 PRE-INTERNET	2001 POST-INTERNET
Underlying decrease	(24)	(11)
Portfolio changes	283	283
Foreign exchange	78	79
Total sales increase	337	351
Underlying decrease	(0.7%)	(0.3%)

EBITDA*

Earnings before interest, taxation, depreciation and amortisation, seen to be a close proxy for operating cash flow.

all figures in £ millions	2001 PRE-INTERNET	2001 POST-INTERNET
Operating profit	600	463
Depreciation	118	125
EBITDA	718	588

Trading margin

Trading profit (operating profit excluding profit from joint ventures, associates and investments) as a proportion of sales.

all figures in £ millions	2001 PRE-INTERNET	2001 POST-INTERNET
Total operating profit – Group	568	444
Investment income	(2)	(2)
Trading profit	566	442
Sales	4,166	4,225
Trading margin	13.6%	10.5%

Free cash flow per share*

Operating cash flow less taxation paid on operating profits and interest paid, divided by the weighted average number of shares in issue.

all figures in £ millions	2001 PRE-INTERNET	2001 POST-INTERNET
Operating profit	600	463
Cash conversion	92%	94%
Operating cash flow	553	437
Taxation paid on operating profits	(50)	(44)
Interest paid	(142)	(157)
Free cash flow	361	236
Weighted average shares in issue (millions)	795.4	795.4
Free cash flow per share	45.3p	29.6p

* Before goodwill, integration costs and non-operating items.

Payment of dividends to mandated accounts ▸ Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

Dividend reinvestment plan (DRIP) ▸ The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

Personal Equity Plans (PEPs) and Individual Savings Accounts (ISAs) ▸ The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars now offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

Low cost share dealing facility ▸ A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, Cazenove & Co. Limited, 12 Tokenhouse Yard, London EC2R 7AN. Telephone 020 7588 2828.

Shareholder information on-line ▸ Lloyds TSB Registrars now provide a range of shareholder information on-line. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

Information about the Pearson share price ▸ The current price of Pearson ordinary shares can be obtained from Financial Times CityLine. Telephone 0906 843 3620.

American Depositary Receipts (ADRs) ▸ Pearson's ordinary shares are now listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. Voting rights as a shareholder may be exercised through The Bank of New York, ADR Department, 101 Barclay Street, New York, New York 10286, telephone 800 BNY ADRS (toll free within the US) or (1) 908 769 9835 (outside the US). All enquiries regarding ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at the address given above. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

Advisers ▸ ***auditors*** PricewaterhouseCoopers ▸ ***bankers*** HSBC Bank Plc ▸ ***broker*** Cazenove & Co. Limited ▸ ***financial advisers*** Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited ▸ ***solicitors*** Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius.

FINANCIAL CALENDAR FOR 2002

EX-DIVIDEND DATE	WEDNESDAY 13 MARCH
RECORD DATE	FRIDAY 15 MARCH
ANNUAL GENERAL MEETING	FRIDAY 26 APRIL
LAST DATE FOR DIVIDEND REINVESTMENT ELECTION	WEDNESDAY 22 MAY
PAYMENT DATE FOR DIVIDEND AND SHARE PURCHASE DATE FOR DIVIDEND REINVESTMENT	FRIDAY 7 JUNE
INTERIM RESULTS	MONDAY 29 JULY
INTERIM DIVIDEND	FRIDAY 25 OCTOBER

PEARSON UK

80 Strand,
London, WC2R ORL, UK
Telephone +44 (0)20 7010 2000
Facsimile +44 (0)20 7010 6060
E-mail firstname.lastname@pearson.com
www.pearson.com

PEARSON US

1330 Avenue of the Americas,
New York City, NY 10019, USA
Telephone +1 212 641 2400
Facsimile +1 212 641 2500
E-mail firstname.lastname@pearson-inc.com
www.pearson.com

PEARSON EDUCATION

One Lake Street, Upper Saddle River, NJ 07458, USA
Telephone +1 201 236 7000 ▸ **Facsimile** +1 515 284 6719
E-mail firstname.lastname@pearsoned.com
www.pearsoneducation.com

THE PENGUIN GROUP

375 Hudson Street, New York City, NY 10014, USA
Telephone +1 212 366 2000 ▸ **Facsimile** +1 212 366 2666
E-mail initiallastname@penguin.com
www.penguinputnam.com
www.penguin.co.uk

THE FINANCIAL TIMES GROUP

Number One Southwark Bridge, London, SE1 9HL, UK
Telephone +44 (0)20 7873 3000 ▸ **Facsimile** +44 (0)20 7873 3076
E-mail firstname.lastname@ft.com
www.ft.com

LES ECHOS

46 Rue la Boétie, Paris 75008, France
Telephone +33 149 53 6565 ▸ **Facsimile** +33 145 61 4892
E-mail initiallastname@lesechos.fr
www.lesechos.fr

RECOLETOS

Paseo de la Castellana 66, 28046 Madrid, Spain
Telephone +34 91 337 3220 ▸ **Facsimile** +34 91 337 3266
E-mail initiallastname@recoletos.es
www.recoletos.es

Design • Corporate Edge +44 (0)20 7855 5888 (www.corporateedge.com)
People photography • James Bell Images • Dorling Kindersley picture library (www.dkimages.com)
Printing • CTD Capita



PEARSON ANNUAL REVIEW

CONTENTS

Pearson appeals to people's minds and to their aspirations in many different ways. We tell stories, interpret data, analyse the news, construct school lessons, improve skills, make students into professionals.

We do a lot of this through publishing. Pearson is one of the world's great publishing companies. That word – publishing – used to conjure up images of clean black words pressed into creamy paper and warehouses packed with stacks of bound books gathering dust and eating up capital. That's changed. Today publishing is what makes the stories and data and analysis more useful and compelling, in a variety of places and forms. In the classroom; on the trading floor; on board a military ship. On creamy paper, or on light blue computer screens or colour television sets.

Sometimes we get involved more directly in finding ways for people to do things better, learn more, get a job. Whether it's language training or school automation systems or certifying newly qualified nurses or newly chosen government workers.

What we do, we do all around the world. We are the world's leading education company. Our textbooks, multimedia learning tools and testing programmes help to educate more students than any other private enterprise.

We are the most international source of business and political news and analysis, too. Our network of newspapers and online services inform the decisions of more business people and investors in more countries than any other company.

Likewise our world-famous Penguin is the label of quality from novels and classics to cookbooks – and much more – around the world. We publish an unrivalled range of fiction and non-fiction, bestsellers and classics, children's books and illustrated reference treasure chests.

We lead our markets in quality and innovation, and in profitability. We draw on common assets, capital, processes and culture. We are a large family of businesses that are a lot alike and all share the same aims - a company of people and businesses who really want to help our customers get on in their lives, and enjoy doing it.

	2001		2000		% change
SALES*	£4,225m	*$6,169m*	£3,689m	*$5,386m*	15
OPERATING PROFIT (pre-internet enterprises)*	£563m	*$822m*	£610m	*$891m*	(8)
LOSSES FROM INTERNET ENTERPRISES	£(137)m	*$(200)m*	£(196)m	*$(286)m*	30
OPERATING PROFIT*	£426m	*$622m*	£414m	*$604m*	3
PRE-TAX PROFIT**	£294m	*$429m*	£333m	*$486m*	(12)
ADJUSTED EARNINGS per share	22.5p	*32.9¢*	31.9p	*46.6¢*	(29)
DIVIDEND per share	22.3p	*32.6¢*	21.4p	*31.2¢*	4

* continuing operations (excludes RTL Group/Pearson TV and Lazard) before goodwill amortisation, exceptional and non-operating items.

** pre-tax profit is stated before goodwill amortisation, exceptional and non-operating items. Taking account of these items, the pre-tax loss for the year was £438m.

→ GO TO PAGE 29 FOR FINANCIAL REVIEW. FOR FURTHER INFORMATION GO TO THE PROFIT AND LOSS ACCOUNT

note ▸ Throughout this report, the value of the dollar has been translated at the year-end rate; $1.46 : £1 sterling. Growth rates are calculated on the sterling numbers. Underlying growth excludes the impact of acquisitions, disposals and currency movements. All figures are post-internet enterprises unless otherwise stated.

'We are nothing without our people. Every company says it but in our case, it really is true. So our aim is simple: we want to be the best company in the world, the one that everyone wants to work for.'

DAVID BELL • DIRECTOR FOR PEOPLE, PEARSON





YIN WONG • EARLY LEARNING GROUP, PEARSON EDUCATION



PEGGY BLISS • PRENTICE HALL SCHOOL, PEARSON EDUCATION

Dear fellow shareholders,

2001 was a year of events in world politics and economics none of us will soon forget. Pearson suffered, along with virtually all of our peers. Adjusted earnings per share, the main measure by which we judge our progress, fell sharply and so did the share price.

In spite of the decline in earnings last year, your board is recommending a 4% increase in the dividend. This increase reflects a confidence that, although these are uncertain times, we should see a strong earnings recovery in 2002 (even without any help from the economy) and that Pearson is in good shape to create a steady increase in value for shareholders in the years ahead.

There are plenty of reasons for our confidence:

- **Although profits were hit hard by the advertising downturn, our businesses turned in good competitive performances last year.**

As Marjorie reports on page 5, the fall in earnings in 2001 was due primarily to the worldwide downturn in business advertising. Each of our businesses out-performed its competitors and has good prospects for 2002. Although none of us would be foolhardy enough to predict the timing of an advertising recovery, it will come at some point and we will benefit when it does.

- **Pearson is now a company made up of three businesses that make sense together.**

With the sale of our stake in the television business, RTL Group, Pearson is now built around three complementary businesses, each with a powerful, sustainable position in its market. Our balance sheet is now stronger than it has been for some years. The major investments we've made most recently (Dorling Kindersley and NCS) and the internet investments that have moved our publishing businesses along (FT.com and Learning Network) will start to come into their own this year, and we'll enjoy their benefits for years to come.

→ GO TO PAGE 15 FOR MORE INFORMATION ABOUT THE PEARSON BUSINESSES

- **Pearson has the people to pull it all off.**

There is a huge reservoir of extraordinary human talent within Pearson, people who bring great commitment and passion to their work. We saw this last year in the quality of our journalism after September 11, in the determination of our school publishing team to win a race against time to ensure the implications of that terrible day were reflected in our new American history textbooks, in the bravery of our people who were in the World Trade Center. We saw it in many ways from colleagues right across Pearson who, however tough the market, got on with the job in hand.



JONATHAN GOMER • FT.COM

ELISSA TOMASETTI • FT.COM



DENNIS STEVENSON • CHAIRMAN, PEARSON



MONTY SALTER • PEARSON

And we saw it in the Pearson management team. You learn most about your colleagues in hard times. With impressive resilience, dogged concentration and good spirits, Marjorie and the team have protected the company from the worst effects of a corporate-led downturn. Furthermore, despite the pressures, they continued to develop the new products and services that will enable us to grow in the future. On behalf of the board, I thank them.

I also thank the non-executive directors for the contribution they made over the last year. They, too, showed what manner of colleagues they were in hard times; their constructive contributions combined with their solid support have been indispensable. This year we welcome a new face to the board. We are proposing that Patrick Cescau, of Unilever, should be appointed to the board at the annual general meeting. A French national, Patrick will bring to the board a wealth of commercial and financial experience from both Europe and the United States.

→ UP TO DATE INFORMATION ABOUT PEARSON IS AVAILABLE AT WWW.PEARSON.COM

Finally, on behalf of the board, I thank the 29,000 people who work for Pearson around the world for their commitment, talent and hard work. As a big majority of them own shares in Pearson, they share the board's desire to see a strong recovery in earnings in 2002 and the years ahead and its commitment to the continuation of the brave, imaginative and decent culture that helps make Pearson what it is.



Dennis Stevenson

'At Dorling Kindersley we have been working with our colleagues in Pearson Education where we are exploring the huge potential in bringing DK's distinctive visual approach to our educational products. We are currently working on new reading and social studies programmes which will combine beautiful imagery with leading-edge material. We've also lent our design expertise to this report and most of the images are taken from the 2.5 million in the DK image library.'
STUART JACKMAN * DESIGN DIRECTOR, DORLING KINDERSLEY, PENGUIN





ASHTON HAYWARD * FINANCIAL TIMES

FLORENCE EICHIN * PENGUIN PUTNAM



We were tested in 2001. We had studied for some of the questions on the exam. Others were unexpected. We used our imagination in answering them, but some stumped us...at first. It will be a *couple of years before we get our final grade, but we know this was the kind of test that can prove* what we're made of and what the long-term value of this company is. We were exhilarated (well, bruised a little, too) by the experience, but I think our shareholders will be pleased with the result in the end.

We began to work on the current version of Pearson in 1997. We wanted to create a company that could do two things: perform consistently at the top, and combine first-rank businesses that really belonged together and could profit from shared parentage.

We have that company now. Of course we're never finished changing, but we're now in three related businesses that have market strength and mutual advantages including a shared culture strong enough to turn those advantages into practical benefits. The work we've done building the current Pearson has had its cost, but the early investments have already begun to add value, and the newer ones will be integrated and begin to benefit us in 2002 as well. In this new shape, we are sturdier and more competitive *and more able to meet our performance goals, and we expect this will ultimately be reflected* in the market's value of Pearson.

For shareholders who have suffered through the euphoric highs and the disappointing lows of our share price over the last year, reference to the future may be small comfort, as may be knowing that our stock was not alone in its fall in 2001. The media sector in the UK in particular and media stocks all over the world in general have had the same kind of pain. We believe the ache will recede as our earnings grow. But to give you confidence, let me rehearse how we faced the tests we had last year and how we'll face the expectations we have for 2002.



MARJORIE SCARDINO • CHIEF EXECUTIVE, PEARSON



MATTHEW WIE • PEARSON TECHNOLOGY



ANDERSON HO • PEARSON EDUCATION, TAIWAN



TANIA D'AMOURS • EDITIONS DU RENOUVEAU PEDAGOGIQUE, PEARSON EDUCATION, CANADA

2001

We had a collection of challenges in this year, many of them shared with other companies:

The economic downturn led by business ▸ Falls in corporate profits and corporate confidence hit our newspaper, magazine and television advertising revenue like a ton of bricks. The decline was twice as fast as in previous cyclical downturns, and knocked a bigger hole in our profits. If our ad sales had merely



stayed even with the year 2000 and all other parts of Pearson had performed as they did, we would have had a good profit increase this year.



The bursting of the technology bubble ▸ As with big innovations throughout history, people are too optimistic at the beginning and too pessimistic in the middle of the dawning of a new way of doing things. So it was with the internet and the technology revolution. People went from believing the internet was a new life form to believing it was a lower life form. And because we invested in it aggressively for our education and information businesses, our share price fell when the internet began to look like a naked emperor.

This view about the internet was partly prompted by a disaffection with technology in general, which hurt us as well. It reduced our sales of computer books (of which we're the world's largest publisher) and enrolments in computer courses (which require the textbooks we publish, too).

The war ▸ The terrorist attacks in America hit our management education business directly because it was in the World Trade Center. They also further depressed the confidence of our customers – businesses stopped worrying about management development for a while and started worrying about survival; businesses that were still advertising stopped altogether, unsure of their messages.



With the benefit of hindsight, there are some things we wish we had done differently. We assumed that this advertising cycle would act like other cycles, but it didn't; it was faster and sharper. We failed to see that our year-end projections for our Latin American education business were thinning out (in spite of the fact that the economies we were operating in were known for their volatility). We underestimated the severity of the systems problems with Dorling Kindersley, and they've taken longer to clear up.

'In the midst of the unspeakable horror of 9/11, there is one thing that comes out again and again, which is the goodness of people and their willingness to help others less fortunate than themselves. On a personal and professional level we received so much support from inside and outside the company.'

MARK MALCOMSON • PRESIDENT, FT KNOWLEDGE FINANCIAL LEARNING



IAN HAYTER • PEARSON TECHNOLOGY





ATISH BANERJEA • PEARSON EDUCATION



KIM BOOTH • PENGUIN PUTNAM

But, with the strong pull of all the people who work in Pearson, we got a lot more right than we got wrong, and we're moving ahead with confidence for good reasons:



We've performed better than our competitors ▸ The advertising volume in the Financial Times (down 29%) has held up better than that of other business newspapers, and our revenue is down less than our volume because our rates have held. Meanwhile, FT.com was up more than 20% in advertising. The FT's margins are still in double digits, and they're 50% higher than we were able to achieve in the last advertising recession.

We held or gained share in all our education businesses. Our technology publishing revenue is off less, and our margins are much better, than our two large competitors in this field. Our technology titles gained share on the bestseller lists and sustained our margin at 18% even though revenues fell 20%.

We've had faster growth in bestsellers, an important and stable source of sales, and we've sustained higher margins in the consumer book business than any other company.

Our "internet enterprises" will begin to come into their own this year ▸ The investment in our main internet businesses is mostly behind us. The cost is much smaller for 2002, and they are all now merged into the business information and education businesses. This year, we will start to see the bottom line benefit of their reduced losses. And we make much more extensive use of the internet than the ventures that appear on our profit and loss statement as "Internet Enterprises" indicate. We have used the internet to invigorate our business throughout the company, and we now have more than £1bn of profitable online related revenue.



The acquisitions we've made will benefit this year ▸ Our investments in Putnam Berkeley and Simon & Schuster in 1997 and '98 are making a return greater than the cost of the capital to acquire them. In 2002 our two other large acquisitions, NCS and Dorling Kindersley, will begin to shine through with new products and new markets, and they'll see the full benefit of the integration into Pearson. This will add to our bottom line, too.



'2001 was the most exciting year to be a journalist, especially a business journalist. A string of corporate disasters culminated in the collapse of Enron, the biggest bankruptcy in American history. Argentina defaulted on its debts. The Federal Reserve cut interest rates further and faster than anyone could remember. And 9/11, of course, changed our world in ways that are only now becoming clear.'
ANDREW GOWERS • EDITOR, FINANCIAL TIMES



ROGER GONZALEZ • PEARSON





YVETTE JONES • PENGUIN PUTNAM

How will we take on the future?

Making efficient use of our capital ▸ As the world's largest book publisher, we have a great deal of our capital, about £1bn at any one time, tied up in things that aren't making money for us at that moment. Piles of books in inventory, accounts due to us from customers, authors' advances, long creation and production lead times. If we can improve our efficiency in all these areas, we'll be able to put that money to more active use. So we've undertaken a project across the company that involves everyone – not just finance people – in the job of releasing our idle capital.

Never forgetting that it's all about our customers ▸ Our approach to them has to be innovative and personal. The products have to be what they want, delivered in just the way each one wants, no matter how many



customers we have. Special for each one, but produced with the economics of mass production. More than that, customer service has to be our competitive advantage. We have to talk plainly and personally to our customers – no excuses or arguments.

We also realise that the world is no longer divided into "suppliers" and "customers". To have an efficient economic relationship and get the most from each other, we have to become our customers' partners – help them solve their problems. We have to exchange information with them that we used to think was proprietary if we're going to improve terms for both sides – and for the person who ultimately buys our goods and services.

'I think 2002 will be DK's year. We had a lot of recovering to do and with Penguin and Pearson's help, we've started to make those changes. We're now in really good shape to let the publishing speak for itself and see the results of that.'

FIONA ALLEN • DIRECTOR OF PUBLICITY, DORLING KINDERSLEY, PENGUIN

'In 2001, my division of Prentice Hall had the best year we have ever had. Our team also had a number of new and repeat mothers and fathers. One of the great things is that it is expected you will have a balanced life and that they understand that it's not effort, but results that matter.'

JENNIFER GILLILAND • SENIOR ACQUISITIONS EDITOR, PRENTICE HALL COLLEGE, PEARSON EDUCATION







JANINE O'CONNOR • PENGUIN, SOUTH AFRICA

Making collaboration work to our greater advantage ▸ Now that our businesses are more alike, there's more we can share with each other: assets (images, data, archives, stories, characters); skills (design, marketing, technology, people management); operating machinery (systems, data centres, services, purchasing); ideas (about anything and everything).

We already collaborate on a range of ventures from creating science programs to selling newspapers. Almost all of us are shareholders in Pearson, so we share an interest in the company's performance. And we share a common attitude toward each other, and ideas about the right way to do things. Our values help us make important strategic and operating decisions. They help us know where the boundaries are. This cultural affinity contributes mightily to our effectiveness.

We've learned a lot in this testing year, and we've done a lot about what we've learned. We go into 2002 with a stronger company and, though we never thought it would be possible, a stronger resolve about what we want to accomplish. We're confident about 2002 because of all this, but also because, as Dennis said, we have the people who can do it. They have passion and ideas and know-how. They are the reason we'll pass the test.

Marjorie Scardino

'We had a great start to last year when Oprah Winfrey's book club selected Joyce Carol Oates's novel *We Were the Mulvaneys*. Then Oprah called again. The next book was going to be a Penguin Putnam selection too. The books needed to be ready to go when Oprah announced her choice. It's no easy task to print, pack and ship one million copies of a book within seven days and keep it secret. But when Oprah held up the next book – *Icy Sparks* – all the stores in the US had it ready for sale.'
PATRICK NOLAN • ASSOCIATE DIRECTOR, PENGUIN PUTNAM



ANNIE VALVA • PEARSON BROADBAND



BRONWEN ALEXANDER • PEARSON



The operating goals we set at Pearson must meet four criteria. They must be simple, measurable, stretching and consistent. In 1997 we committed to improve the Group's underlying performance in sales growth, trading margin and cash generation. These performance measures were communicated to everyone who worked at Pearson and still form the basis of our incentive plans around the world. We believe that these measures meet our four criteria. They are easy to understand, not too difficult to calculate, tough to achieve and the same every year.

In addition to these operating goals, we measure the performance of the whole company against three financial benchmarks: EBITDA; adjusted earnings per share; and free cash flow. These measures – which are not so simple but meet the other criteria – are designed to align our objectives with those of our shareholders. For that reason they form the basis of both short and long-term rewards for senior corporate management. The terms are defined later in this section.

Last year, as the numbers and narrative in this report make clear, we didn't make progress on most of these measures. The recession in advertising and technology markets, which deepened after September 11, meant that underlying sales were no higher than in the previous year. Despite action throughout the Group to reduce costs and conserve cash, the effect of this sales performance rippled through the profit and loss account and cash flow statement, leaving in its wake lower earnings, a lower share price and, for our staff, lower (or no) bonus payments.

But a year of disappointing performance is no reason to soften our commitment to performance targets or to discard any of the specific measures. We have made one presentational change this year, however. As our internet enterprises are increasingly integrated with their related businesses, the identification of internet revenues and costs is becoming more difficult. For 2001 we are reporting on these measures on both a pre-internet and post-internet basis, but from this year onwards we shall be reporting on all our goals after the inclusion of results from internet enterprises. We will continue to report on the performance of individual internet enterprises for which we have set break-even targets until those targets have been reached.

The goals set out on these pages do not represent the sum total of performance measurement at Pearson. Each individual company measures its progress on a wide variety of additional financial and non-financial performance indicators. At the centre, we allocate capital to investments or acquisitions based on an analysis of whether the likely cash flows from the investment will exceed the blended cost of our equity and debt capital. We also vary the weighting we attach to any one of the six goals set out here according to the priorities of the business and the economic climate.

JOHN MAKINSON • FINANCE DIRECTOR, PEARSON
CHAIRMAN, PENGUIN GROUP



MAXINE CARTER • FT.COM



CESAR GALERA • RECOLETOS



ADJUSTED EARNINGS PER SHARE

In 1997 we set ourselves the goal of increasing adjusted earnings per share at a double-digit rate. Adjusted earnings measures the underlying earnings performance of the business and excludes certain non-cash items, notably goodwill amortisation and non-recurring items such as the cost of integrating substantial acquisitions. During the previous three years we also excluded the exceptional level of internet investment from the calculation. We hit our target in each of the first four years but last year we did not. Adjusted earnings per share were 29% lower than in the year 2000 – at 22.5p – after recognising all internet losses.

ADJUSTED EARNINGS per share

	pre-internet enterprises		post-internet enterprises	
01	**39.2p**	***57.2¢***	**22.5p**	***32.9¢***
00	54.6p	*79.7¢*	31.9p	*46.6¢*
99	47.6p	*69.5¢*	43.3p	*63.2¢*
98	37.5p	*54.8¢*	37.5p	*54.8¢*
97	31.2p	*45.6¢*	31.2p	*45.6¢*

In 2002, earnings performance will be assisted by a steep reduction in internet losses and the benefit of cost reductions we have achieved over the past 12 months, while in 2003 we should experience some cyclical recovery in advertising and technology markets, alongside a higher level of investment in US public education. Looking further out, we will benefit from our leading positions in growing markets and our ability to share assets and processes. Set against this, inflation is at a lower level than in 1997, much of the margin improvement which we planned at that time has now been achieved, and the rate of taxation on our US profits will rise in the years ahead.

EBITDA

Changes in the accounting treatment of financial items such as goodwill amortisation and deferred taxation have made it more difficult to discern the underlying operating performance of the business and to make meaningful year on year comparisons. EBITDA (earnings before interest, tax, depreciation and amortisation) is the best measure we can find of the underlying profitability of our businesses. It is a close proxy for operating cash flow, although the numbers themselves are derived from the profit & loss statement.

EBITDA

	pre-internet enterprises		post-internet enterprises	
01	**£718m**	***$1,048m***	**£588m**	***$858m***
00	£780m	*$1,139m*	£590m	*$861m*
99	£670m	*$978m*	£631m	*$921m*
98	£455m	*$664m*	£455m	*$664m*
97	£393m	*$574m*	£393m	*$574m*

'Federal law now requires all students in grades 3 through 8 to take an annual test in reading and math. This helps the growth of our business but more importantly, it helps the students as it means we can measure their academic progress. Today, most students take the test using paper and a pencil, but that's starting to change. We are already working with three states on plans for students to take their tests online and we expect more to follow.'

DARICE KEATING • VP STATE ASSESSMENT SERVICES, NCS PEARSON, PEARSON EDUCATION





DOTTIE CLAYTON • PEARSON



JAYA MACELI • PENGUIN PUTNAM

EBITDA is widely used in the stock market to measure business performance and is also a reference point for bankers and bond investors in determining the credit status of a borrower. Last year the reduction in losses from our internet enterprises broadly offset the impact of very tough markets on our non-internet operating income to leave total EBITDA little changed from the previous year at £588m. The strong growth in EBITDA shown for previous years results from both underlying growth in profitability and the strengthening of the group through acquisition.

FREE CASH FLOW

Free cash flow per share is a measure of the cash which is freely available, after the payment of interest and tax, for distribution in the form of dividends and for reinvestment in the business. The proceeds of disposals and the cost of acquisitions, together with any substantial integration costs associated with them, are excluded from the calculation. Pearson's total free cash flow has been depressed over the past several years by a high level of investment demands, on our print businesses as well as on the internet. We believe that these investments will help us to sustain a higher rate of sales growth in the future but we also need to ensure that dividends to shareholders are paid from the cash generated by the business.

FREE CASH FLOW


01 45.3p 66.1¢
00 49.1p 71.7¢
99 48.5p 70.8¢
98 40.3p 58.8¢
97 19.9p 29.1¢
pre-internet enterprises
01 29.6p 43.2¢
00 23.0p 33.6¢
99 43.4p 63.4¢
98 40.3p 58.8¢
97 19.9p 29.1¢
post-internet enterprises

Free cash flow in any one year may be affected by individual investment programmes or by the timing of routine cash receipts and disbursements. But it is important that this measure of performance shows an improving trend over a period of years. In 2001 total free cash flow per share was 29.6p per share, covering the year's dividend in cash terms, and we expect a further improvement in free cash flow generation this year. We expect free cash flow to become more strongly positive in 2003.

UNDERLYING SALES GROWTH

The acceleration of sales growth has been a central strand of Pearson's strategy over the past five years. Internal investment and a balanced programme of acquisitions and disposals have both helped to stimulate the underlying growth rate of the company. Last year, for the first time, these efforts were not rewarded with success as the falling demand in our more cyclical markets offset progress elsewhere to leave the underlying level of sales very slightly below the level of the previous year.

'We want to provide every child with a rounded reading experience that will act as rocket fuel for their own imagination. Take *Artemis Fowl*, written by previously unknown author Eoin Colfer, the UK's most successful new children's book of 2001. Puffin pulled out all the stops to make sure that this book captured the imaginations of children all over the world – from a gold holographic jacket to the creation of a fairy code (called gnommish) which, if cracked by children, revealed secret additions to the story.'

KIRSTEN GRANT • MARKETING MANAGER, PUFFIN, PENGUIN

ANDRIE POSTELNICU • JABULANI LEFFALL • MARY CHUNG • PIERO BOHOSLANEC • FT NEW YORK





GILLIAN DE BONO • *How to spend it*, FINANCIAL TIMES



LAUREN FOSTER • FT NEW YORK

UNDERLYING SALES GROWTH

	pre-internet enterprises	post-internet enterprises
01	**-0.7%**	**-0.3%**
00	9.2%	10.5%
99	7.3%	7.6%
98	6.7%	6.7%
97	6.5%	6.5%

In order to calculate underlying sales growth we exclude the impact of acquisitions and disposals on the one hand and of currency movements on the other. Uncertainties about the timing of the recovery in cyclical markets make us cautious about a return to strong underlying growth in the year ahead although we believe that the leading positions we have now achieved in each of our three businesses will help us to gain share from our competitors whatever the economic climate.

TRADING MARGIN

The trading margin measures our ability to turn sales into profit. Last year, as it became clear that sales growth would fall short of our budgeted expectations, we took action to reduce first our variable costs, such as marketing and investment in new projects, and then our infrastructure costs, including our salary bill. This inevitably meant a reduction in numbers of people employed although we achieved this wherever possible without recourse to compulsory redundancy programmes. These cost initiatives mitigated the impact on operating profit of the shortfall in sales, although margins still came under pressure, in part because the cost reduction measures themselves cost money to implement.

TRADING MARGIN

	pre-internet enterprises	post-internet enterprises
01	**13.6%**	**10.5%**
00	16.5%	11.5%
99	15.2%	14.0%
98	13.1%	13.1%
97	11.5%	11.5%

We expect to achieve a recovery in trading margins this year, because we will see the benefit for the full year of the actions taken in 2001 to reduce costs. Our objective is to ensure that Pearson Education, Penguin and the FT Group all achieve 'best in class' margins in their respective industries. We believe that this objective was achieved in 2001 and should be realised again this year.

'In 2001, we closed what we think is the largest deal in our industry – a $44.5 million contract with the Los Angeles Unified School District. On the day that the purchase order was received in June, the product was in stock and 17 new educational trainers were hired in Los Angeles. The Waterford Early Reading Programme and LAUSD were ready to go for summer school in July.'

ANDY MYERS * DIRECTOR OF MARKETING, ELECTRONIC EDUCATION, PEARSON EDUCATION





JODI MCPHERSON * PRENTICE HALL COLLEGE, PEARSON EDUCATION



ROBERT KEMPE * PENGUIN PUTNAM

CASH CONVERSION

Our newspaper businesses typically convert almost all of their operating profit into operating cash flow but, if they are to grow, our book publishing businesses need to absorb capital – in the form of authors' advances, pre-publication costs, inventory and receivables. We do not, as a result, seek to convert 100% of our operating profit into cash, although we have set ourselves a minimum target of 80% cash conversion for any year. We achieved that target again last year, as exceptionally strong cash collection in the closing weeks of the year pushed the conversion rate to just above 90%.

CASH CONVERSION

	pre-internet enterprises	post-internet enterprises
01	**92%**	**94%**
00	85%	78%
99	92%	92%
98	101%	101%
97	74%	74%

The profile of Pearson's cash flow is highly seasonal, with a large proportion of the cash generated, by the education company in particular, being realised in the closing months of the year. We are placing increasing emphasis on the management of this seasonality with the goal of reducing average levels of capital employed in the business during the year. We have launched a major new drive within Pearson to achieve this goal and it has been reflected in bonus targets for the senior management of our book publishing companies.

'*Les Echos* launched a new section led by a small team of people: seven in Paris, one in San Francisco and one in London who worked round the clock to jumpstart this new weekly. Post launch, the sales flew up 15% on Mondays.'
VIRGINIE ROBERT • JOURNALIST, LES ECHOS

RONA FAIRHEAD • DEPUTY FINANCE DIRECTOR, PEARSON




Les Echos



NOLAN BRESN • SCOTT FORESMAN, PEARSON EDUCATION

Facts and figures, words and images, ideas and stories are our business. As we play our role in meeting the needs of a world based on an ideas economy – in which knowledge and information are as important as steel and oil – we try to abide by a few simple rules.

The first involves what our authors, data specialists, educators and journalists are asked to do. We ask them to tell the truth without fear of the consequences. We ask them to do the clearest, most inventive and most helpful job they can of explaining sound waves to a child or the bond market to an investor. We ask them to filter, interpret, prioritise, and to make whatever they put out entertaining and easy to take in.

The second rule is that we have to make things available in the way our customers want them. We love books (just as well...we produce more of them each year than any other company in the world), newspapers (especially on pink paper) and computer screens (in education and international business, we command the world's biggest online audiences). But we keep looking for other ways of doing things, too (such as teaching English on television).

Our third rule is that we have to think about everyone and *every one*. Part of the appeal of our books, newspapers and websites is that they are widely read, respected and used. But our customers more and more often want something unique. They may want to choose the material that goes into a school book or to make their own newspaper. We can do that with technology. It changes how we produce things and how we deliver them to meet individual needs and still reach a large audience.

Finally, we have to add something to all we do. We don't want to do something just because an accident of history made it our business. We want to do it and succeed because we do it better than anyone else. Across all our operations we take great care with how we gather, produce, distribute, promote and sell what we publish. This enables us to earn better margins than any of our competitors. And it ensures that we'll be proud of what we've created when we offer it to our customers.

THE FINANCIAL TIMES GROUP

The *Financial Times* is the most international source of business news and analysis in the world. With more than 500 journalists reporting from 65 countries and an unrivalled reputation for incisive and authoritative news and comment, the *FT* has a unique voice on the key financial, economic and business issues of the day. Built around the *FT*, the FT Group now spans a network of some of the world's finest newspapers and a fast-growing web of online services that makes our news, data and analysis available any time and any place, and enables us to provide our customers with services as well as stories.

the numbers behind the stories

Our Interactive Data Corporation (NASDAQ:IDCO) is a leading provider of financial data to institutional and retail investors. FTID collects, maintains and models data on more than 3.5 million securities, including a wide range of equities, commodities, derivatives and fixed income securities that are traded on the world's financial markets. Its customers – who subscribe on long-term contracts – include 49 of the world's top 50 financial institutions.



FT.com, the newspaper's internet partner, attracts an audience of 2.7 million people every month. It combines agenda-setting editorial and financial data with a broad range of business tools, including the most extensive search function on the internet. FT.com is launching a range of new services to convert loyal users into paying customers, and expects to be profit-making by the end of 2002.



brand values

Its distinctive salmon pink paper and its reputation for incisive comment have made the *FT* a famous name in all corners of the world. In 2001 it was the third fastest growing brand in the world – across all industries, according to Interbrand and *Business Week*.



global coverage

The *Financial Times* is the most international business newspaper in the world. It is printed in 18 cities, has a daily circulation of more than 500,000 and a readership of approximately 1.6 million people in 140 countries. Over the past five years, average daily sales of the *FT* have increased by more than 10% a year – ten times the growth rate of our nearest competitor.

top dogs

The *FT*'s editorial perspective and international breadth attracts a unique audience of influential, affluent people in finance, business and politics that advertisers find particularly hard to reach. The typical *FT* reader earns over £100,000 and is involved in the international activities of their business. Un-typical readers include the President of the United States (the *FT* is the only non-US newspaper to be delivered to the White House every day) and the Chairman of the Federal Reserve Board Alan Greenspan (who has been known to turn up at White House briefings carrying only his copy of the *FT*).






Les Echos
Expansión

poder latino

Though English is our first language, we see big opportunities in the Spanish – and Portuguese – speaking world. Recoletos (BOLSA MADRID:REC), our Spanish media group, has the most popular business and sports newspapers and online services in Spain, and is investing to build our presence in Latin America.



der angreifer

In Germany, the world's third largest economy, rapid social, economic and corporate change has fuelled great demand for the *FT*'s brand of business information and analysis. So in 2000 we launched *FT Deutschland* in partnership with Gruner + Jahr, the first new national newspaper to be launched in Germany for more than 50 years and the first non-English language newspaper to carry the *FT* name. In just two years circulation has risen to almost 80,000.

friends and foes

First published in 1888, the *Financial Times* declared itself: "The friend of the honest financier, the bona fide investor, the respectable broker, the genuine director, the legitimate speculator. The enemy of the closed stock exchange, the unprincipled promoter, the company wrecker, the guinea pig, the bull, the bear, the gambling operator."

rien n'est plus sûr

Les Echos is France's leading business newspaper, read by more than 650,000 business leaders and decision-makers every day. It heads the competition with more than 30% share of the advertising market. Groupe Les Echos also publishes *Enjeux-Les-Echos*, a leading economics monthly, and *lesechos.com*, one of France's leading media websites.

24 hour news cycle

There are three editions of the *FT* newspaper for the UK, continental Europe and the US and international markets as well as FT.com, the newspaper's online partner. This means we can tailor our journalism to suit the needs of our readers wherever they are in the world. Our 24 hour news cycle allows us to follow a story as it breaks and report on its impact across the globe.



Worldwide, our newspapers have a combined daily circulation of two million copies.




24:00

tomorrow's readers

The *FT* has teamed up with Pearson Education's college publishing business to reach finance and economics students in the US. Eighty thousand professors receive a weekly briefing from the *FT*'s US editor, to help them build topical business stories into their lessons and assignments. The lessons link to stories running in the *FT* and on FT.com and help to build the *FT* brand with a new generation of business leaders.

THE PENGUIN GROUP

Penguin is one of the world's great names in publishing. From literary prizewinners to commercial blockbusters; from a child's first picture book to the classics of literature; from fantastic fiction to beautiful reference works, Penguin publishes an unrivalled range of books in 100 countries.

Penguin is the pre-eminent English language publisher – number one or number two in the US, UK, Australia, New Zealand, India and Canada – and home to some of the world's very best and most innovative authors, designers, editors and publishers.

Imprisoned in solitary confinement in war-torn Beirut, Terry Waite famously sketched a penguin as a way of asking his captor for some good books to read.

big bird

When Allen Lane was looking for a 'dignified but flippant' symbol for his new business, his secretary suggested a penguin and an employee was dispatched to London Zoo to draw some sketches. Today Penguin is the only book brand recognised around the world and, according to Interbrand, it's one of the world's top ten media brands.



1936 1948 1950 TODAY

first penguins

Penguin's founder Allen Lane shook up the publishing business with his first ten paperbacks in 1935. He wanted to bring literature to a much wider reading public by converting book-borrowers to book-buyers. Those first Penguin paperbacks cost just sixpence, the same price as a packet of cigarettes.


PENGUIN BOOKS
COLD COMFORT FARM
STELLA GIBBONS
PENGUIN BOOKS
THE MYSTERIOUS AFFAIR AT STYLES
AGATHA CHRISTIE




ANIMAL
DK

a whole new animal

Dorling Kindersley's beautiful illustrated reference books help children and adults of all ages to learn about the world around them in more than 90 countries and 40 languages. Whether it's childcare, health, gardening, food, travel, business or sports, DK's unique design approach, rich in words and images, breaks the most complicated subjects into simple parts. In 2001, we have worked hard to revitalise DK's publishing and the first example, *Animal*, has sold more than 500,000 copies in 23 countries since its launch in October 2001. DK's designers and publishers are now working with Pearson Education, helping to create the next generation of textbooks and online programmes for schoolchildren in the US.

fresh new talent

While it is home to today's bestsellers, Penguin is working hard to discover the writing stars of tomorrow. Last year alone, Penguin's debut authors included Wendy Northcutt, Gwyn Hyman Rubio, Tawni O'Dell and Joanne Harris – who all became New York Times bestsellers; Zadie Smith, whose *White Teeth* became the UK's bestselling debut novel of the year; and Eoin Colfer, whose *Artemis Fowl* was the UK's bestselling new children's book.



affordable books, free speech

Editorial integrity and freedom of speech have long been at the heart of the Penguin way of publishing. After publishing the first unabridged version of *Lady Chatterley's Lover*, Penguin was charged and later acquitted under the Obscene Publications Act – a case that was widely seen as a turning point in the UK's censorship laws. More recently, Penguin was the publisher of Salman Rushdie's *Satanic Verses*, Chinese dissident Wei Jingsheng and Deborah Lipstadt who with Penguin successfully defended her book *Denying the Holocaust* against a libel suit from historian David Irving.



Pearson Education and Penguin Putnam have created a new educational book series called Penguin Academics, affordable books by distinguished scholars. The books can work as stand-alone titles for college courses or can be purchased in combination with three or more Penguin trade paperbacks, all at a cost comparable to a typical college textbook.



library of classics

The Penguin Classics range includes more than 1,600 titles from the earliest creation myths to the masterpieces of 20th century literature. The Penguin edition of George Orwell's *1984* has sold 15 million copies, and *Wuthering Heights* still sells 100,000 copies a year – ten times the average new book.





travelling companions

We own a 50% stake in *Rough Guides*, publishers of more than 200 travel guides for the independent-minded traveller. Since launch ten years ago, Dorling Kindersley's *Eyewitness* travel guides have sold around 15 million copies in 25 different languages worldwide.



hit factory

Over the last five years, Penguin has increased its share of titles in the bestseller charts in the US and UK more often than any other publisher. Its bestselling authors are a roll-call of the most popular modern writers: Tom Clancy, Patricia Cornwell, Clive Cussler, Nick Hornby, Jamie Oliver and over the last four years, Penguin has doubled its presence on the bestseller list.



new ideas for the printed (and unprinted) word

New technologies are providing many new opportunities for a publisher with Penguin's strength of brand and depth of talent. In the US, Penguin now sells more than one in ten of its books through its own websites or online retailers. Many Penguins are now available in ebook format, so that you can transfer a suitcase full of holiday books onto one small hand-held PC or carry several travel guides on one device and use a search facility to find streets, hotels and restaurants.

penguin, puffins and ladybirds

The Penguin Group contains the world's leading children's brands with imprints such as Puffin, Ladybird, Dutton and Grosset & Dunlap. We capture the imagination of children across the world with characters such as Spot, Peter Rabbit, The Little Engine That Could and Roald Dahl's Big Friendly Giant. Dorling Kindersley's beautiful reference books have revolutionised children's literature around the world with titles such as *The Way Things Work* and the DK *Children's Encyclopedia*.


DK Dorling Kindersley
Children's Illustrated Encyclopedia

We're using print-on-demand technology to produce classic titles in very small numbers, and even to custom-make books to a retailers' individual specifications.



PEARSON EDUCATION

Pearson Education is the world's leading education company. We publish textbooks, multimedia programmes and online services for use by teachers, professors and their students. We develop, process, analyse and report tests that measure the knowledge and abilities of students of all ages. And we produce and deliver software that powers the management of schools. We are engaged in these activities for every age and every level of student – from pre-school through kindergarten, primary and secondary school, college and university, and on into professional life.


Reading



bright sparks

Today, through our Scott Foresman and Prentice Hall School imprints, one in three American schoolchildren studies English or Maths with one of our textbooks. We reach all of America's 53 million students and three million teachers.





first words

Our publishing imprints stretch back to 1727 and Thomas Longman's first dictionary. The Scott Foresman imprint, dating back to 1896, taught a generation of Americans to read with the Dick, Jane and Spot stories. And Prentice Hall, founded by a law professor and his student in 1913, is today the foremost US publisher of academic, business and professional books.




Pearson Education



high stakes

We are America's leading test scoring and reporting company, scoring more than 80 million multiple-choice tests and 30 million essays every year. We score high stakes tests for 20 states, the only federal nationwide test (The National Assessment of Educational Progress) and college entrance exams.

9/10

making the connection

We're using technology to enhance learning and to connect the classroom to the home. More than 40,000 schools in America use at least one of our online programmes and more than 14 million parents, students and teachers connect to our learning tools from home using the internet.


red crab



Designers from Dorling Kindersley are working with colleagues from Pearson Education to create a new international reading programme. Due to launch in 2003, it will publish 150 books for four of our largest markets – UK, US, Australia and Canada.

Scott Foresman is also working with Dorling Kindersley on a new elementary social studies programme to be launched this year.

keys to the campus

We're the number one college publisher in the US, producing 2,500 new college titles in print and online every year. We publish around one in three of all the text and online programmes studied on US campuses.



in the navy

Professionals turn to Pearson throughout their careers. From 2002, we'll educate 85,000 sailors who want to gain college degrees while they serve in the US Navy. Nurses in the US will take their professional exams at one of 200 NCS Pearson testing centres.

put to the test

We have a fast-growing business providing education and information services to the US Federal Government. Each year, we manage more than nine million requests from college students for financial assistance on behalf of the US Education Department. And we're helping the Department of Transportation to test and recruit more than 30,000 security employees for airports across the US.

graduating with pearson

Every US college student learns from one or more of our programmes.





professional training

Building on the strength of the *Financial Times* brand in the business world, FT Knowledge educates some of the world's leading companies. It is a leading corporate training and e-learning company, providing training programmes in executive development, sales, customer service, management, leadership and finance.

in the lead

In the last five years, through organic growth and acquisition, Pearson Education has pulled ahead and claims the leading position in the US and around the world.



english is our first language

Today there are more than one billion people worldwide learning English as a second language. Through the world famous Longman brand we help teach more of them than any other company. We're also the leading education company outside the US, operating in 55 countries and 17 languages.

We teach English as a second language to more than 40 million people every year and we're making national TV programmes to help China's one billion people greet the world in English at the 2008 Olympic Games.


"how do you do?"
"good morning"
"welcome"
"my name is.."
"hello"

Our products, customers and technologies are changing fast but some things in Pearson stay the same. In everything we do, we aspire to be brave, imaginative and decent.

We're nothing without our people and Pearson is home to the best in the business. We expect a lot of them and reward them well. A big majority of them own a share of Pearson, which makes us unusually focused on building the value of our company. We've set ourselves the goal of becoming the best place to work in the world so that, though all our people are equipped to leave, they choose to stay. (You can read more about our approach to people at www.pearson.com/people).

Our business depends on our people, but it also depends on a wider public trust. We're responsible for helping children learn and for testing them to check that they have; for helping business people to make choices; for telling people about the world or bringing a smile to their face. So our company extends beyond newsrooms, design studios and warehouses and into classrooms, colleges, businesses, trading floors and homes.

We try to play our part in education and literacy projects, from our journalists who help children learn to read in local schools, to the books we donate to schools in Africa. Last year, we made a $2.5 million, three-year commitment to Jumpstart, a US non-profit organisation which recruits college students to work one-to-one with disadvantaged pre-school children. We are sponsoring some 50 Jumpstart alumni each year to become full-time early education teachers. The Pearson Teacher Fellows receive stipends, training and mentoring from senior Pearson executives. We are also supporting Jumpstart with reading books, educational technology and volunteers (who paint classrooms, tidy up playgrounds and read to children).

In a brain-powered world, we believe that no job is more important than helping people to learn.

THE RESULTS

In 2001, sales from continuing operations increased 15% from £3,689m to £4,225m and operating profit *before goodwill and exceptional items increased 3% to £426m (this excludes the £37m profit* contribu*tion from Pearson's 22% stake in the RTL Group, the planned disposal of which was announced on 24 December 2001). The 2001 figures include the first full-year contributions from Dorling Kindersley and NCS Pearson and losses from our internet enterprises, which reduced by 30% to £137m from £196m. Adjusted earnings per share fell 29% to 22.5p with the growth in profits from continuing operations offset by a drop in the earnings contribution from the RTL Group, higher interest and tax charges and the impact of minorities. Profits from newspaper and television advertising-related operations were £116m lower than in 2000. On an underlying basis, sales were flat year-on-year and operating profits fell 2%.

→ THESE ITEMS ARE DISCUSSED IN MORE DETAIL IN THE FINANCIAL REVIEW ON PAGE 29

A reported loss before taxation of £438m reflects increased goodwill amortisation charges, £153m of write-downs relating to Dorling Kindersley and a number of smaller acquisitions and equity investments, and a further £123m of non-operating losses relating to businesses closed or sold in the course of the year. Integration charges increased from £40m to £74m, reflecting the costs of integrating Dorling Kindersley and NCS Pearson. The total negative cash impact of all these items was £5m.

* In 2000, Pearson TV/RTL Group contributed £68m of operating profit.

SALES total £4,225m *$6,169m*

sector analysis

62% PEARSON EDUCATION £2,604m *$3,802m*
19% THE PENGUIN GROUP £820m *$1,197m*
19% THE FT GROUP £801m *$1,170m*



geographical analysis

70% NORTH AMERICA £2,975m *$4,344m*
11% EUROPE £446m *$651m*
10% UNITED KINGDOM £433m *$632m*
6% ASIA PACIFIC £241m *$352m*
3% REST OF THE WORLD £130m *$190m*



OPERATING PROFIT** total £426m *$622m*

sector analysis

64% PEARSON EDUCATION £274m *$400m*
19% THE PENGUIN GROUP £80m *$117m*
17% THE FT GROUP £72m *$105m*



** *continuing operations before goodwill and exceptional items*

geographical analysis

85% NORTH AMERICA £397m *$579m*
10% EUROPE £45m *$66m*
5% ASIA PACIFIC £24m *$35m*



REST OF THE WORLD £(3)m *$(4)m*
UNITED KINGDOM £(37)m *$(54)m*

'Last year was a tough year for the whole Latin American region. Sales expectations were too high and we didn't meet them. We were all sad about last year's results but I think we are a great company, and down here we are making tough decisions so we now have a good chance to make it better this year.'

LAURA KOESTINGER • MANAGER AND PUBLISHER ESCOLAR DIVISION, PEARSON EDUCATION, LATIN AMERICA







CATHERINE PENNEFATHER • FT.COM

GEORGE CARTER • PRENTICE HALL COLLEGE, PEARSON EDUCATION

THE FINANCIAL TIMES GROUP

In the toughest advertising market for a decade, in which business-to-business advertising was particularly adversely affected, the FT Group's revenues declined by 5% and profits by 27%.

SALES

	£	$
01	**£801m**	***$1,170m***
00	£844m	*$1,232m*
99	£687m	*$1,003m*

OPERATING PROFIT

	£	$
01	**£72m**	***$105m***
00	£98m	*$143m*
99	£114m	*$166m*

The ***Financial Times*** newspaper ended the year with December average daily circulation of 501,259, an increase of 3% on the previous year. International circulation continued to grow strongly, particularly in the US with sales up 9% to 141,000. After a strong start to the year, advertising declined sharply in May and June and further still in the third and fourth quarters. For the full year, advertising volumes were down 29% and advertising revenues down 20%. Benefiting from a series of measures to protect profits, operating margins at the FT newspaper were significantly higher than in the last advertising recession.

At ***Les Echos***, average circulation was flat at approximately 127,000, gaining share in a French national newspaper market that was down 4%. Advertising volumes were down 21% and advertising revenues down 20%, contributing to a 45% decline in profits at Groupe Les Echos. Actions taken to reduce costs ensured Groupe Les Echos remains France's most profitable newspaper group.

At **Recoletos**, (BOLSA MADRID:REC), our Spanish media group, revenues were flat on last year, with advertising revenue declines offset by cover price increases and higher circulation revenues. Profits declined by 39% as Recoletos invested in new media channels and new markets in the Spanish-speaking world. Circulation was down 16% to 53,000 at business newspaper *Expansión*, down 8% to 372,000 at sports newspaper *Marca* and up 8% to 314,000 at *El Mundo*, the daily newspaper in which Recoletos holds a 30% stake.

> → RECOLETOS AND IDC ARE PUBLICLY QUOTED COMPANIES. FOR MORE INFORMATION VISIT WWW.RECOLETOS.ES OR WWW.INTERACTIVEDATACORP.COM

FT YEAR END CIRCULATION in thousands

01	**501**
00	485
99	440
98	386
97	342

source: ABC

FT.COM UNIQUE MONTHLY USERS


2.7m
0.2m
JAN'99
JAN'00
JAN'01
JAN'02

source: Company data/ABC

'We've talked a lot about 'content plus applications' as being central to our strategy and there is no doubt that technology is transforming all our businesses. Last year, in our education business alone, we sold $250m of products which were delivered exclusively online and a further $1bn of integrated text/web products.'

JOHN FALLON • PRESIDENT, PEARSON, NORTH AMERICA

ANTHONY HACKETT • FT LONDON









HOLLY YEAGER • FT NEW YORK

ANGELIKA KOLF • DORLING KINDERSLEY, PENGUIN

Interactive Data Corporation (NASDAQ:IDCO), the FT's asset pricing business, in which Pearson owns a 60% share, had an outstanding year with revenues up 12% and profits up 14%. Its institutional business, which provides asset pricing services to major financial institutions on a subscription basis and accounts for approximately 90% of IDC revenues, continued to prove extremely resilient.

The FT Group's **internet enterprises** (which include the online businesses of the *Financial Times*, *Les Echos* and *Expansión* as well as our share of *FT Deutschland's* FTD.de, economist.com, CBSMarketWatch and eSignal) generated revenues of £51m, up 21% on 2000, despite the advertising downturn. Losses were lower at £60m as start-up costs fell away as planned and as we aggressively integrated the FT's internet businesses.

···› GO TO WWW.FT.COM FOR THE LATEST INTERNATIONAL BUSINESS NEWS AND ANALYSIS

FT.com's popularity continues to increase and in January 2002 it achieved 55 million page views (up 29% on January 2001) and 2.7 million unique monthly users (up 37%). FT.com has successfully introduced new revenue streams, including content syndication and premium services, so that advertising now accounts for approximately 60% of its revenues (compared with 85% in 2000).

The Economist Group, in which Pearson owns a 50% stake, increased circulation of its flagship weekly title by 10% to 830,000. It too felt the impact of the advertising downturn, with its contribution to the FT Group's profits declining. The Economist Intelligence Unit has successfully transformed itself into a digital business, with more than 70% of revenues now being electronic, and *Chief Financial Officer* magazine is expanding internationally.

FT Deutschland, our joint venture with Gruner + Jahr, delivered robust circulation growth. For the fourth quarter of 2001, circulation was up 18% on the previous year to 78,000. FTD also continued to gain advertising market share, though the market was particularly tough.

FT Business, the FT Group's UK specialist financial magazine publisher, increased share and maintained advertising revenues in a tough market.

OPERATING PROFIT

	2001		2000	
FT NEWSPAPER	£31m	*$45m*	£81m	*$118m*
LES ECHOS	£16m	*$24m*	£29m	*$43m*
RECOLETOS	£23m	*$34m*	£38m	*$55m*
INTERACTIVE DATA CORP.	£67m	*$98m*	£59m	*$86m*
ASSOCATES AND JOINT VENTURES	£(10)m	*$(15)m*	£(5)m	*$(7)m*
FT BUSINESS	£4m	*$6m*	£7m	*$10m*
FT BUSINESS SOLD	£1m	*$1m*	£2m	*$3m*
TOTAL PRE-INTERNET	**£132m**	***$193m***	**£211m**	***$308m***
INTERNET ENTERPRISES	£(60)m	*$(88)m*	£(113)m	*$(165)m*
TOTAL	**£72m**	***$105m***	**£98m**	***$143m***

'Our sales team was the first in the UK to sell online and off-line advertising space from an integrated team. At the time, the commercial future of the medium was questioned by other media owners who preferred to 'wait-and-see'. We think that the big advertising agencies and their clients are buying the brand and not just the medium, so we brought the two sales teams together.'
CHARLIE BROOKES • HEAD OF UK DISPLAY SALES, FT LONDON





NIGEL POCKLINGTON • PEARSON



LAURA MERCEDES • SARAH LANDIS •
STACIE NACHTOME • PENGUIN PUTNAM

THE PENGUIN GROUP

The Penguin Group's total sales increased 9%, boosted by a full-year contribution from Dorling Kindersley. Underlying sales were up 3% with continued strong bestseller performance partially offset by industry-wide softness in travel books and backlist sales. Operating profits were £80m, up 1%; these include losses of £7m at Dorling Kindersley. Underlying operating profits increased by 6%.

SALES

01	**£820m**	***$1,197m***
00	£755m	*$1,102m*
99	£565m	*$825m*

OPERATING PROFIT

01	**£80m**	***$117m***
00	£79m	*$115m*
99	£65m	*$95m*

In the US, Penguin Putnam posted a record performance on the bestseller lists for a fifth consecutive year. One hundred and thirty nine Penguin Putnam titles reached the New York Times adult and children's best-seller lists, an increase of 30%. Over the last four years, Penguin Putnam has increased its share of the hard cover bestseller list from 11% to 18% and its share of the paperback lists from 14% to 24%. In the UK, Penguin had another strong year of best-seller performance, with 41 titles reaching the Booktrack top 15 (up 5% on 2000). At Dorling Kindersley (assuming we had owned Dorling Kindersley for the whole of 2000), pro forma sales were 20% lower due to the closure of the loss-making DKFL and multimedia operations and a one-off increase in returns in the US resulting from actions to improve the distribution network. Pro forma losses fell to £7m from £21m the previous year. *Animal*, the first title in Dorling Kindersley's new frontlist, exceeded all expectations, selling more than 500,000 copies in 23 languages since its launch in October 2001.

→ WHAT IS THE WORLD READING? FIND OUT AT WWW.PENGUINPUTNAM.COM OR WWW.PENGUIN.CO.UK

Together, Penguin and Pearson Education generate more revenues from books than any other media company in the world. In 2001, we initiated a number of actions to capitalise on our scale to reduce the use of working capital and deliver savings across our back office operations.

NUMBER OF BESTSELLING TITLES

01	**180**
00	145
99	100
98	92

source: New York Times/Booktrack (UK)

PENGUIN MARGINS

01	**12.9%**
00	12.5%
99	11.5%
98	9.2%

excludes Dorling Kindersley

'We've paired with Penguin to produce a new series of textbooks – called Penguin Academics – that provide students with an engaging read, in a simple and elegant format, at an inexpensive price. They are written by Longman's most prestigious and talented authors and produced and priced so that studying can compare to the experience of curling up on the couch with a good novel.'

ERIC STANO • SENIOR ACQUISITIONS EDITOR, HIGHER EDUCATION LONGMAN, PEARSON EDUCATION





KATE SCHOONMAKER • PENGUIN PUTNAM



RICHARD SHARP • FT.COM

PEARSON EDUCATION

Revenues and operating profits increased by 25% and 16% respectively, including the first full year contribution from NCS Pearson. Excluding NCS Pearson and other acquisitions and disposals, underlying revenues increased by 1% and operating profits fell by 5%. On a pro forma basis (assuming we had owned NCS Pearson for the whole of 2000), underlying revenues increased by 3%. Difficult market conditions hit the operating performance of our technology publishing and Latin American educational publishing operations, reducing operating profits by £30m.

SALES

01	**£2,604m**	***$3,802m***
00	£2,090m	*$3,051m*
99	£1,725m	*$2,519m*

OPERATING PROFIT

01	**£274m**	***$400m***
00	£237m	*$346m*
99	£254m	*$371m*

Our **US School** business increased underlying sales by 6% (8% on a pro forma basis). Basal and supplementary publishing sales increased by 9%, ahead of the market. Scott Foresman, our elementary school publisher, took 25% of state adoption revenues (34% of those competed for) and had the year's best-selling reading programme. Prentice Hall School, our secondary school publisher, took 30% of state adoption revenues, and is now the nation's biggest secondary publisher. Assessment and testing revenues increased 18% as states such as California, Florida and Texas increased their testing programmes. Sales of curriculum and school enterprise software fell 2% as the uncertain economic outlook caused schools to defer discretionary spending.

Our **US College** business increased underlying sales by 5%, slightly ahead of the market as a whole. The business benefited from its online investment, with more than 60% of revenues generated through bundled textbook and internet programmes. Over 900 colleges are now running courses on CourseCompass, our online course management system launched last year.

The underlying revenues of our **US Professional** business fell 21% (14% on a pro forma basis). Our technology publishing business was hit hard by the industry-wide recession but gained market share and, through early action to reduce costs, sustained healthy margins. Our government solutions business, which helps to test and train federal staff in customer service and technology skills and operates large-scale data management projects, increased revenues by 18% (stripping out the benefits of the decennial Census

OPERATING PROFIT

	2001		2000	
PEARSON EDUCATION	**£374m**	*$546m*	£337m	*$492m*
FT KNOWLEDGE	**£(23)m**	*$(34)m*	£(17)m	*$(25)m*
SUB TOTAL	**£351m**	***$512m***	**£320m**	***$467m***
INTERNET ENTERPRISES	**£(77)m**	*$(112)m*	£(83)m	*$(121)m*
TOTAL	**£274m**	***$400m***	**£237m**	***$346m***

'We didn't know when we bought NCS that George W Bush would be elected President or that he would make education his top domestic priority. The new federal legislation - No Child Left Behind - is the most significant I've seen in my 30 years in education. It will bring major changes in schools right across America and we aim to play our part in ensuring its success.'

PETER JOVANOVICH • CHIEF EXECUTIVE, PEARSON EDUCATION

MELISSA PUPO • PENGUIN PUTNAM







ALISON YOUNG • FINANCIAL TIMES

contract in 2000 and an acquisition made in 2001). We saw modest revenue growth in our professional assessment and certification business offset by an expected fall in revenues from data management services.

Our **International** operations saw underlying revenues decline by 2% (and by 1% on a pro forma basis). Growth in our English language training (ELT) business was offset by a fall in revenues from technology publishing. Our school and college publishing operations in Asia, Europe and South Africa all performed well. In Latin America, particularly in Argentina and Colombia, trading performance was badly hit by the economic downturn. We restructured our operations in the region, tightening our credit terms and increasing reserves for obsolescence and bad debts.

On a standalone basis, total sales at **NCS Pearson** were up 1% to £592m and profits were up 30% to £63m, benefiting from the integration into Pearson Education. Stripping out the benefit of the decennial US Census contract in 2000, underlying sales were up 6% and underlying operating profits were up 47%. (All reported figures for NCS Pearson include Computer Curriculum Corporation, which has been fully integrated within NCS Learn, our curriculum software business).

Losses of £23m at **FT Knowledge** reflected a slowdown in the corporate training market, restructuring costs and the impact of the September 11 terrorist attacks on the New York Institute of Finance, which was based in the World Trade Center. Losses from education internet enterprises fell to £77m. We fully integrated Learning Network, our consumer education portal, within Pearson Education, reducing its cost base by 75% by the end of the year. Pearson Broadband, our new multimedia education business, made a good start in its first year of operation. It launched KnowledgeBox, its interactive classroom curriculum product, in the US and Asia and created a joint venture to produce educational English language programming for CCTV, China's state broadcaster.

SALES ANALYSIS

2001

38%	US SCHOOL	£978m	*$1,428m*
22%	US COLLEGE	£574m	*$838m*
22%	INTERNATIONAL	£568m	*$829m*
16%	US PROFESSIONAL	£417m	*$609m*
2%	FT KNOWLEDGE	£59m	*$86m*
	INTERNET ENTERPRISES	£8m	*$12m*



2000

35%	US SCHOOL	£732m	*$1,069m*
26%	INTERNATIONAL	£540m	*$788m*
25%	US COLLEGE	£524m	*$765m*
12%	US PROFESSIONAL	£248m	*$362m*
2%	FT KNOWLEDGE	£43m	*$63m*
	INTERNET ENTERPRISES	£3m	*$4m*



BILL GAULD • CHIEF TECHNOLOGY OFFICER, PEARSON





IAN POGUE • PEARSON BROADBAND



PAT DUFFY • PEARSON EDUCATION

NATALIE OSTRAM • NCS PEARSON, PEARSON EDUCATION



Although our strong operating performance meant that operating profits from continuing operations increased by 3% to £426m, we charged a loss against reserves for the year of £568m. The gap between these two numbers is nearly £1bn and the items that make up this difference are discussed below.

Some of the items – interest, integration costs and dividends – have a cash flow impact roughly equivalent to the charge on the profit and loss account. Others – goodwill and amounts written off investments – have no cash impact even though they account for the majority of the difference. To complicate matters further, the non-operating items generated cash for the company but were a debit in calculating profit, while tax produced a profit and loss credit but was a negative item in the cash flow statement.

GOODWILL AMORTISATION

We took a charge of £382m for goodwill, a balance sheet item which represents the difference between the price paid for acquisitions and the fair value of the assets acquired. This goodwill is amortised, typically over 20 years. The major reason for the increase over last year of £204m is that NCS and Dorling Kindersley – the two major acquisitions of 2000 – incurred full year amortisation of goodwill for the first time.

GOODWILL IMPAIRMENT

We carried out a review of the carrying value of goodwill on our balance sheet, required under FRS 10 (Goodwill and Intangible Assets) and FRS 11 (Impairment of Fixed Assets and Goodwill), which led to a decision to impair the value of Dorling Kindersley by £50m. We also took a total of £11m of write-downs on various other businesses, the largest of these relating to a Latin American subsidiary.

INTEGRATION COSTS

Integration costs of £74m relate to the one-off costs of integrating significant recent acquisitions into our existing businesses. £45m was incurred in integrating Dorling Kindersley into the Penguin Group and the remaining £29m related to the integration of NCS into Pearson Education. This expenditure was in line with our forecasts at the time of the transactions.

NON-OPERATING ITEMS

A charge of £123m for non-operating items relates to losses on the sale or closure of businesses and fixed assets. It includes our share of the loss on sale of the Journal of Commerce (£36m) by The Economist Group, a loss on sale of iForum (£27m), an internet-based training company, our share of the net loss on disposals by the RTL Group (£17m), and the disposal or closure of various smaller businesses (£43m). In 2001 we also sold FT Energy and received net cash proceeds of £43m – there was no significant profit and loss impact.

'Penguin took a big risk to buy the reprint rights to Mark Bowden's *Black Hawk Down* in the belief that it would be a classic. With the recent release of the movie and more than one million copies in print, it is flying off the shelves in trade, mass-market and movie tie-in editions and reached number one on the New York Times list.'

STEPHEN MORRISON • SENIOR EDITOR, PENGUIN PUTNAM





CAROL DE CRUZ • FT KNOWLEDGE



ANNE SOWARDS • PENGUIN PUTNAM



SARAH GOULDING • DORLING KINDERSLEY, PENGUIN

AMOUNTS WRITTEN OFF INVESTMENTS

We concluded a thorough review of our fixed asset investments, principally in the dot.com arena. We have provided for £55m against these investments, the biggest items being for Business.com (£17m) and TimeCruiser (£10m).

We also reviewed the carrying value of Pearson shares held to secure employee share option plans created at the time of more buoyant stock markets. We determined that the most appropriate course of action was to 'mark them to market' – to write them down to the market price on 31 December, 2001 resulting in a charge of £37m and bringing the total amount written off investments to £92m.

INTEREST

Net interest rose by £12m to £169m, with average net debt increasing by £375m. This increase in net borrowing more than offset the effect of a general fall in interest rates during the year. The weighted average three month LIBOR rate, reflecting the Group's borrowings in US dollars, euros, and sterling, fell by 230 basis points, or 2.3%. The effect of these falls was mitigated by our existing portfolio of interest rate swaps, which converted over half our variable rate commercial paper and bank debt to a fixed rate basis. As a result, the Group's net interest rate payable averaged approximately 6.4%, falling 0.5% from the previous year.

TAXATION

The Group recorded a total pre-tax loss of £438m in 2001; tax relief on this loss was £67m – an effective rate of 15%. The non-operating tax credit (£159m) includes £143m attributable to settlement of the tax position on the BskyB and Tussauds disposals which occurred in 1995 and 1998 respectively.

The tax rate on adjusted earnings after internet operations increased from 26% to 31%. This increase was mainly attributable to the increase in the overall tax on profits (including those of associates) arising outside the UK and the US. As in previous years, the main reason for the tax rate on adjusted earnings being lower than might be expected from the UK and US statutory rates, is the continued availability of losses in the US consolidated tax group.

DIVIDENDS

The dividend payment of £177m which we are recommending in respect of 2001 represents 22.3p per share – a 4% increase on 2000. The dividend is covered 1.0 times by adjusted earnings after internet enterprises, and 1.1 times by cash flow.

SUMMARY FINANCIAL STATEMENT

This summary financial statement, including the summary directors' report, was approved by the board on 4 March 2002. It does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Pearson Group. For further information, the annual report of Pearson plc should be consulted. If you have not received the full annual report, but wish to do so, please return the request form attached to your proxy form for the annual general meeting. If, however, you are happy to receive the summary report only (which does include a summary financial statement) you need take no action. The auditors have issued an unqualified report on the financial statements containing no statement under sections 237(2) or 237(3) of the Companies Act 1985.

'The customers – the CEOs, the investment bankers we go out to interview every day in the US – they love it. They love the competition in the market, they love having an alternative, having a broader perspective.'
ANDREW EDGECLIFFE-JOHNSON • EDITOR *Inside Track*, FINANCIAL TIMES

KATY HEMMINGS • FT LONDON







BILL BROOKS • PEARSON EDUCATION

PROFIT AND LOSS ACCOUNT
year ended 31 Dec 2001

all figures in £ millions	2001 RESULTS FROM OPERATIONS	2001 OTHER ITEMS	2001 TOTAL	2000 RESULTS FROM OPERATIONS	2000 OTHER ITEMS	2000 TOTAL
Sales of which	4,225	–	4,225	3,874	–	3,874
Continuing operations	4,225	–	4,225	3,689	–	3,689
Discontinued operations	–	–	–	185	–	185
Total operating (loss)/profit of which	463	(517)	(54)	490	(279)	211
Continuing operations	426	(482)	(56)	414	(264)	150
Discontinued operations	37	(35)	2	76	(15)	61
(Loss)/profit on sale of fixed assets, investments, businesses and associates	–	(123)	(123)	–	254	254
Net finance costs	(169)	–	(169)	(157)	(24)	(181)
Amounts written off investments	–	(92)	(92)	–	–	–
(Loss)/profit before taxation	294	(732)	(438)	333	(49)	284
Taxation	(92)	159	67	(87)	(19)	(106)
(Loss)/profit after taxation	202	(573)	(371)	246	(68)	178
Minority interests	(23)	3	(20)	(14)	15	1
(Loss)/profit for the financial year	179	(570)	(391)	232	(53)	179
Dividends			(177)			(164)
(Loss)/profit retained			(568)			15
Adjusted earnings per equity share before internet enterprises			39.2p			54.6p
Adjusted earnings per equity share *after internet enterprises*			22.5p			31.9p
(Loss)/earnings per equity share			(49.2)p			24.6p
Diluted earnings per equity share			n/a			24.0p
Dividends per equity share			22.3p			21.4p

CASH FLOW STATEMENT
year ended 31 Dec 2001

all figures in £ millions	2001	2000
Operating profit*	600	686
Working capital and other operating movements	(33)	(87)
Net operating expenditure on fixed assets	(14)	(19)
Operating cash flow	553	580
Cash effect of S&S, DK and NCS integration and other related costs	(69)	(107)
Cash effect of internet enterprises	(116)	(198)
Interest, taxation and dividends	(411)	(400)
Net movement of funds from operations	(43)	(125)
Acquisitions and disposals	(42)	(2,018)
Other non-operating movements including new equity	31	1,954
Net movement of funds	(54)	(189)
Net debt at beginning of the year	(2,301)	(1,995)
Exchange differences on net debt	(24)	(117)
Net debt at end of the year	(2,379)	(2,301)

* Before internet enterprises (2001: £(137)m, 2000: £(196)m), goodwill amortisation and integration costs. Net debt excludes finance leases.

MARK COBHAM • PEARSON EDUCATION, CANADA



BALANCE SHEET

as at 31 Dec 2001

all figures in £ millions	2001	2000
Intangible assets	**4,261**	4,522
Tangible assets	**1,526**	1,715
Current assets	**2,250**	2,573
Creditors due within one year	**(1,368)**	(1,596)
Net current assets	**882**	977
Total assets less current liabilities	**6,669**	7,214
Creditors due after more than one year	**(2,661)**	(2,739)
Provisions for liabilities and charges	**(244)**	(266)
Net assets	**3,764**	4,209
Capital and reserves	**3,588**	4,044
Equity minority interests	**176**	165
	3,764	4,209

The financial statements were approved by the board of directors on 4 March 2002 and signed on its behalf by

DENNIS STEVENSON ▸ JOHN MAKINSON

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF PEARSON PLC

We have examined the summary financial statement set out on pages 31 to 32.

Respective responsibilities of directors and auditors ▸ The directors are responsible for preparing the summary annual review and summary financial statement. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summary annual review with the full annual financial statements and directors' report and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary annual review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of opinion ▸ We conducted our work in accordance with Bulletin 1999/6 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board.

Opinion ▸ In our opinion the summary financial statement is consistent with the full annual financial statements and the directors' report of Pearson plc for the year ended 31 December 2001 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PRICEWATERHOUSECOOPERS ▸ CHARTERED ACCOUNTANTS AND REGISTERED AUDITORS

London, 4 March 2002

'In college publishing, it's rare to see new courses emerge. We've been following the development of the science of astrobiology – the study of life on Earth, and elsewhere. How did life evolve on Earth? Could we colonise another planet? Is there life elsewhere in our Solar System? These ideas seem to grab the attention of non-science majors. We have been helping professors to start new courses and will be publishing the first textbook for this course this year.'

ADAM BLACK • SENIOR ACQUISITIONS EDITOR, ADDISON WESLEY LONGMAN, PEARSON EDUCATION



DENISE ALLEN • PENGUIN PUTNAM





NICOLE GALE • PEARSON BROADBAND

The full directors' report is set out on pages 38 to 44 of the annual report of Pearson plc. Details of the businesses, the development of the Group and its subsidiaries and likely future developments are given on pages 10 to 28 of the annual report and on pages 10 to 30 of this summary review and financial statement.

Results and dividend ▸ The loss for the financial year ended 31 December 2001 was £391m (2000: £179m profit). The loss retained for the year was £568m (2000: £15m profit) and has been transferred to reserves. A final dividend of 13.6p per share is recommended for the year ended 31 December 2001. This, together with the interim dividend already paid, makes a total for the year of 22.3p (2000: 21.4p). The final dividend will be paid on 7 June 2002 to shareholders on the register at the close of business on 15 March 2002, the record date.

Directors ▸ The present members of the board, together with their biographical details, are shown on page 35. Gill Lewis resigned as a director on 27 April 2001. Three directors, Dennis Stevenson, Reuben Mark and Marjorie Scardino, will retire by rotation at the Annual General Meeting on 26 April 2002 and will stand for re-election. Dennis Stevenson and Marjorie Scardino have service contracts with the company which can be terminated on 12 months' notice. Reuben Mark, as a non-executive director, does not have a service contract with the company.

Corporate governance ▸ The full directors' report, including the personnel committee report which has been considered and adopted by the board, is contained in the annual report, copies of which are obtainable from the company. These reports describe how the company has applied the principles and complied with the provisions of the Combined Code on corporate governance, as well as giving reasons for any non-compliance. The company also complies with the best practice provisions on remuneration matters prescribed in Schedule A of the Combined Code on corporate governance, and has done so throughout the year ended 31 December 2001. The tables on the following page give information on directors' remuneration, pension positions and interests in Pearson shares.

Annual general meeting (AGM) ▸ The notice convening the AGM to be held at 12 noon on Friday, 26 April 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, is contained in a circular to shareholders to be dated 26 March 2002.

JULIA CASSON ▸ SECRETARY

4 March 2002

'One of FT.com's biggest customers bought products from across Pearson, including three different online content packages. We also provided a very large number of Pearson Education books *'How to Read the Financial Pages'* as a free launch offer for their customers.'

EDWARD UNGAR • BUSINESS DEVELOPMENT MANAGER, FT.COM



ROBIN MALLINDER • PEARSON



JUANITA GRIFFIN • PEARSON EDUCATION



DIRECTORS' REMUNERATION

all figures in £000s	2001 SALARIES/ FEES	2001 BONUS	2001 OTHER*	2001 TOTAL EXCLUDING PENSIONS	2001 INCREASE IN ACCRUED PENSION OVER THE PERIOD	2000 TOTAL
Chairman						
Dennis Stevenson	275	–	–	275	–	275
Executive directors						
Marjorie Scardino	525	–	58	583	0.9	938
David Bell	310	–	15	325	18.0	539
John Makinson	375	–	21	396	1.5	616
Non-executive directors						
Terry Burns	35	–	–	35	–	35
Gill Lewis	13	–	–	13	–	40
Reuben Mark	45	–	–	45	–	42
Vernon Sankey	40	–	–	40	–	40
Rana Talwar	35	–	–	35	–	30
Total	1,653	–	94	1,747	–	2,555
Total 2000†	1,545	924	94	–	–	2,563

* 'other' excludes pension contributions. † Includes amounts to former directors.

note ▸ Marjorie Scardino was the highest paid director in 2001. Her base salary increased by 10.5% from £475,000. Her total remuneration, including pension contributions, amounted to £1,129,584. For Marjorie Scardino, David Bell and John Makinson, 'other' emoluments include company car and health care benefits. Also included in 'other' emoluments for Marjorie Scardino is £35,770 in respect of housing costs. Marjorie Scardino, David Bell and John Makinson were entitled to bonuses of £157,500, £93,000 and £112,500 respectively. However, they decided not to take their bonuses this year.

DIRECTORS' INTERESTS

	31 DEC 01 ORDINARY SHARES†	1 JAN 01 ORDINARY SHARES†	31 DEC 01 OPTIONS – ORDINARY SHARES	1 JAN 01 OPTIONS – ORDINARY SHARES	31 DEC 01 RESTRICTED SHARES‡	1 JAN 01 RESTRICTED SHARES‡	31 DEC 01 ANNUAL BONUS MATCHING SHARES*	1 JAN 01 ANNUAL BONUS MATCHING SHARES*
Interests of directors were								
Dennis Stevenson	110,017	90,406	2,512	2,512	74,396	72,862	–	–
Marjorie Scardino	81,345	71,259	574,953	408,753	143,269	117,219	59,137	44,955
David Bell	49,438	44,087	199,808	134,873	65,788	58,595	22,507	16,135
Terry Burns	812	252	–	–	–	–	–	–
John Makinson	28,620	22,465	430,293	349,233	76,793	67,185	34,887	25,334
Reuben Mark	10,713	10,000	–	–	–	–	–	–
Vernon Sankey	801	253	–	–	–	–	–	–
Rana Talwar	3,283	913	–	–	–	–	–	–

† Amounts include shares acquired by individuals under the annual bonus share matching plan.

‡ Restricted shares comprise awards made under the incentive share, reward and long-term incentive plans. The number of shares shown represents the maximum number of shares, including accumulated share dividends on incentive share plan shares, but not on reward or long-term incentive plan shares, which may vest, subject to the performance conditions being fulfilled.

* These shares are held in trust and represent the maximum award required to provide the company's matching contribution of shares in respect of that part of the bonus taken in shares by each director. The shares only vest if the performance and other conditions of the plan are met.

note ▸ On 2 January 2002, Terry Burns and Vernon Sankey each acquired 184 shares in the company. On that date, Reuben Mark and Rana Talwar acquired 239 shares and 761 shares respectively. The shares were acquired as part of their directors' fees.

note ▸ Executive directors of the company, as possible beneficiaries, are also deemed to be interested in Pearson Employee Share Trustees Limited, the trustee of which held 244,639 Pearson ordinary shares of 25p each at 31 December 2001 and also at 4 March 2002.

INTERESTS OF DIRECTORS IN LISTED SUBSIDIARIES

At 31 December 2001 Marjorie Scardino, John Makinson and David Bell each held 1,000 shares in Recoletos Compañía Editorial, S.A. Dennis Stevenson held 8,660 shares.



MARIA COLLAZO • PEARSON EDUCATION

CHAIRMAN

Dennis Stevenson ▸ chairman, aged 56, has been a non-executive director of Pearson since 1986 and became executive chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US.

EXECUTIVE DIRECTORS

Marjorie Scardino ▸ chief executive, aged 55, joined the Pearson board in January 1997. She trained and practised as a lawyer, and published a weekly newspaper in the US. In 1985 she joined The Economist Group as president of its North American operations and was its chief executive from 1993 until joining Pearson. She is also a non-executive director of Nokia Corporation.

David Bell ▸ director for people, aged 55, became a director of Pearson in March 1996. He is chairman of the Financial Times Group, having been chief executive of the *Financial Times* from 1993 to 1998. In July 1998 he was appointed Pearson's director for people with responsibility for the recruitment, motivation, development and reward of employees across the Pearson Group. He is also a non-executive director of VITEC Group plc and Zen Research plc and chairman of the Millennium Bridge Trust.

John Makinson ▸ finance director, aged 47, joined the Pearson board and became finance director in March 1996. From 1994 to 1996 he was managing director of the *Financial Times*, and prior to that he founded and managed the investor relations firm Makinson Cowell. He was appointed chairman of the Penguin Group in May 2001. He is also a non-executive director of George Weston Limited in Canada.

NON-EXECUTIVE DIRECTORS

Terry Burns*† ▸ aged 57, was the government's chief economic adviser from 1980 until 1991 and Permanent Secretary of HM Treasury from 1991 until 1998. He is non-executive chairman of Abbey National plc and Glas Cymru Limited and a non-executive director of The British Land Company PLC. He was appointed a non-executive director of Pearson in May 1999.

Reuben Mark*† ▸ aged 63, is chairman and chief executive of the Colgate Palmolive Company and a director of Citigroup Inc. and AOL Time Warner Inc. He became a non-executive director of Pearson in 1988.

Vernon Sankey* ▸ aged 52, is non-executive chairman of Gala Group Holdings plc and non-executive deputy chairman of Photo-Me International plc and Beltpacker plc. He is also a non-executive director of Zurich Financial Services AG. He became a non-executive director of Pearson in 1993.

Rana Talwar ▸ aged 53, was previously group chief executive of Standard Chartered plc. He became a non-executive director of Pearson in March 2000.

* a member of the audit committee.
† a member of the personnel committee.

'When a new management team took on the task of modernising the Department of Education's Office of Federal Student Aid, we did all we could to help. We transformed our largest contracts to be performance based. Our immediate reward was increased customer satisfaction, but the experience has also helped us win new contracts with the Departments of Justice and Transportation.'

JEFF SHEETZ • VP, GOVERNMENT SOLUTIONS ENGINEERING, NCS PEARSON, PEARSON EDUCATION

ROBERT HEAD • PEARSON





GRACE VERAS • PENGUIN PUTNAM





ROBIN GAY • PEARSON BROADBAND

PAYMENT OF DIVIDENDS TO MANDATED ACCOUNTS

Where shareholders have given instruction for payment to be made direct into a bank or building society, this is done through the Bankers Automated Clearing System (BACS), with the associated tax voucher showing the tax credit attributable to the dividend payment sent direct to the shareholder at the address shown on our register. If you wish the tax voucher to be sent to your bank or building society, please inform our registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. Telephone 0870 600 3986 or, for those shareholders with hearing difficulties, textphone number 0870 600 3950.

DIVIDEND REINVESTMENT PLAN (DRIP)

The plan provides the benefit of giving shareholders the right to buy the company's shares on the London stock market with the cash dividend. If you would like further information about the DRIP, please contact Lloyds TSB Registrars. Telephone 0870 241 3018.

PERSONAL EQUITY PLANS (PEPS) AND INDIVIDUAL SAVINGS ACCOUNTS (ISAS)

The government no longer permits investment to be made in PEPs, although existing PEPs may be continued. Existing Corporate PEP and Single Company PEP holders who require further information about their PEPs should ring the HBOS helpline on 0870 606 6417. Lloyds TSB Registrars now offer ISAs in Pearson shares. They can be contacted for information on 0870 242 4244.

LOW COST SHARE DEALING FACILITY

A postal facility, which provides a simple, low cost way of buying and selling Pearson shares, is available through the company's stockbroker, Cazenove & Co. Limited, 12 Tokenhouse Yard, London EC2R 7AN.
Telephone 020 7588 2828.

SHAREHOLDER INFORMATION ONLINE

Lloyds TSB Registrars now provide a range of shareholder information on-line. You can check your holding and find practical help on transferring shares or updating your details at www.shareview.co.uk. Lloyds TSB Registrars can be contacted for information on 0870 600 3970.

INFORMATION ABOUT THE PEARSON SHARE PRICE

The current price of Pearson ordinary shares can be obtained from Financial Times CityLine.
Telephone 0906 843 3620.

AMERICAN DEPOSITARY RECEIPTS (ADRS)

Pearson's ordinary shares are now listed on the New York Stock Exchange in the form of ADRs and traded under the symbol PSO. Each ADR represents one ordinary share. Voting rights as a shareholder may be exercised through The Bank of New York, ADR Department, 101 Barclay Street, New York, New York 10286, telephone 800 BNY ADRS (toll free within the US) or (1) 908 769 9835 (outside the US). All enquiries regarding ADR holder accounts and payment of dividends should be directed to The Bank of New York, the authorised depositary bank for Pearson's ADR programme, at the address given above. Pearson will file with the Securities and Exchange Commission a report on Form 20-F that will contain a US GAAP reconciliation.

ADVISERS

auditors ▸ PricewaterhouseCoopers **bankers** ▸ HSBC Bank Plc **broker** ▸ Cazenove & Co. Limited
financial advisers ▸ Lazard Brothers & Co. Limited, J. Henry Schroder & Co. Limited
solicitors ▸ Freshfields Bruckhaus Deringer, Herbert Smith and Morgan, Lewis & Bockius.

FINANCIAL CALENDAR FOR 2002

EX-DIVIDEND DATE	WEDNESDAY 13 MARCH
RECORD DATE	FRIDAY 15 MARCH
ANNUAL GENERAL MEETING	FRIDAY 26 APRIL
LAST DATE FOR DIVIDEND REINVESTMENT ELECTION	WEDNESDAY 22 MAY
PAYMENT DATE FOR DIVIDEND AND SHARE PURCHASE DATE FOR DIVIDEND REINVESTMENT	FRIDAY 7 JUNE
INTERIM RESULTS	MONDAY 29 JULY
INTERIM DIVIDEND	FRIDAY 25 OCTOBER



MIKE SMITH • LEARNING NETWORK, PEARSON EDUCATION

PRINCIPAL ADDRESSES

PEARSON UK

80 Strand,
London, WC2R ORL, UK
Telephone +44 (0)20 7010 2000
Facsimile +44 (0)20 7010 6060
E-mail firstname.lastname@pearson.com
www.pearson.com

PEARSON US

1330 Avenue of the Americas,
New York City, NY 10019, USA
Telephone +1 212 641 2400
Facsimile +1 212 641 2500
E-mail firstname.lastname@pearson-inc.com
www.pearson.com

PEARSON EDUCATION

One Lake Street, Upper Saddle River, NJ 07458, USA
Telephone +1 201 236 7000 • **Facsimile** +1 515 284 6719
E-mail firstname.lastname@pearsoned.com
www.pearsoneducation.com

THE PENGUIN GROUP

375 Hudson Street, New York City, NY 10014, USA
Telephone +1 212 366 2000 • **Facsimile** +1 212 366 2666
E-mail initiallastname@penguin.com
www.penguinputnam.com
www.penguin.co.uk

THE FINANCIAL TIMES GROUP

Number One Southwark Bridge, London, SE1 9HL, UK
Telephone +44 (0)20 7873 3000 • **Facsimile** +44 (0)20 7873 3076
E-mail firstname.lastname@ft.com
www.ft.com

LES ECHOS

46 Rue la Boétie, Paris 75008, France
Telephone +33 149 53 6565 • **Facsimile** +33 145 61 4892
E-mail initiallastname@lesechos.fr
www.lesechos.fr

RECOLETOS

Paseo de la Castellana 66, 28046 Madrid, Spain
Telephone +34 91 337 3220 • **Facsimile** +34 91 337 3266
E-mail initiallastname@recoletos.es
www.recoletos.es

Design • Corporate Edge +44 (0)20 7855 5888 (www.corporateedge.com)
People photography • James Bell **Images** • Dorling Kindersley picture library (www.dkimages.com)
Printing • CTD Capita



PEARSON

www.pearson.com

02 APR 12 AM 9:0'

PEARSON

Letter from the Chairman on business to be transacted at the Annual General Meeting on Friday, 26 April 2002 and Notice of Annual General Meeting

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should seek your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you have sold or transferred all of your ordinary shares in Pearson plc, please pass this document and the enclosed form of proxy at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A form of proxy for the Annual General Meeting is enclosed and should be completed and returned as soon as possible. To be valid, it must reach the company's registrar no later than 12 noon on Wednesday, 24 April 2002.

Dear Shareholder,

I am writing to give you details of the business which will be conducted at the Annual General Meeting (AGM) of Pearson plc (Pearson or the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 26 April 2002. Shareholders will be asked to consider and, if thought fit, approve resolutions in respect of the following matters:

ORDINARY BUSINESS

The company's accounts and reports of the directors and auditors
The final dividend for the year ended 31 December 2001
Re-election and reappointment of directors
Reappointment of PricewaterhouseCoopers as auditors for the ensuing year
Authority to determine the remuneration of the auditors
Authority to allot shares

SPECIAL BUSINESS

Increase in authorised share capital
Waiver of pre-emption rights
Authority to purchase own shares

A brief description of the above matters is set out below.

NOTICE OF ANNUAL GENERAL MEETING

The Notice convening the Annual General Meeting is set out on pages 5 and 6 of this document.

REPORT AND ACCOUNTS AND FINAL DIVIDEND (resolutions 1 and 2)

The first item for consideration at the AGM will be the accounts and the reports of the directors and auditors for the financial year ended 31 December 2001. Separately, shareholders will also be asked to approve the payment of a final dividend of 13.6p per ordinary share in respect of the year ended 31 December 2001, as recommended by the directors. The dividend will be payable on 7 June 2002 to shareholders on the register at the close of business on 15 March 2002, the record date.

RE-ELECTION AND REAPPOINTMENT OF DIRECTORS (resolutions 3 to 6)

Three directors will retire by rotation at the AGM in accordance with the company's articles of association and the requirements of the Combined Code on corporate governance. All three, Dennis Stevenson, Reuben Mark and Marjorie Scardino will offer themselves for re-election.

Dennis Stevenson ▸ aged 56, was appointed a non-executive director of Pearson in 1986 and became executive chairman in 1997. He is also chairman of HBOS plc and a non-executive director of Manpower Inc. in the US. **Reuben Mark** ▸ aged 63, is chairman and chief executive of the Colgate Palmolive Company and a director of Citigroup Inc. and AOL Time Warner Inc. He became a non-executive director of Pearson in 1988 and is a member of the audit and personnel committees. **Marjorie Scardino** ▸ aged 55, joined the Pearson board in January 1997. She trained and practised as a lawyer, and published a weekly newspaper in the US. In 1985 she joined The Economist Group as president of its North American operations and was its chief executive from 1993 until joining Pearson. She is also a non-executive director of ConAgra Inc.

In addition, Patrick Cescau, will be joining the board as a non-executive director on 1 April 2002 and will offer himself for reappointment at the AGM. **Patrick Cescau** ▸ aged 53, has been a director of Unilever since 1999, having originally joined that company in 1973.

AUDITORS (resolutions 7 and 8)

Resolutions will be proposed to reappoint PricewaterhouseCoopers as auditors of the company until the conclusion of the AGM in 2003 and to authorise the directors to determine the remuneration of the auditors.

RENEWAL OF BOARD'S AUTHORITY TO ALLOT SHARES (resolution 9)

Shareholders will, as usual, be asked, pursuant to the provisions of section 80 of the Companies Act 1985 (the Act), to update the authority for the allotment of shares which was conferred on the board at the last AGM on 27 April 2001. This resolution is conditional on resolution 10 being passed. If both resolutions are passed, the new five year authority would permit the allotment of up to approximately 266 million ordinary shares (representing approximately 33% of Pearson's issued ordinary share capital at 4 March 2002) over and above those committed to the various share option and employee share plans. The directors have no current intention to exercise this authority.

PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL (resolution 10)

Shareholders will be asked to approve an increase in the authorised ordinary share capital of the company to ensure that a reasonable amount of unissued equity is available to take advantage of opportunities for expansion which may arise in the future. If this resolution is passed, there will be some 373 million ordinary shares unissued, including some 106 million ordinary shares (representing approximately 9% of the enlarged authorised ordinary share capital) reserved for the various share option and employee share plans. The increase represents some 0.3% of the current authorised ordinary share capital.

WAIVER OF PRE-EMPTION RIGHTS (Resolution 11)

A resolution will also be proposed to waive (under the provisions of section 95 of the Act) the statutory pre-emption provisions applicable to the allotment of equity securities for cash contained in section 89 of the said Act. Accordingly, resolution 11 proposes a five year authority to issue ordinary shares for a cash consideration either by way of a rights issue or to persons other than existing shareholders, in the latter case limited to a total of some 40 million ordinary shares, representing approximately 5% of Pearson's issued ordinary share capital at 4 March 2002.

AUTHORITY TO PURCHASE OWN SHARES (Resolution 12)

Shareholders will be asked to renew for a further year the authority given to the directors at the AGM held on 27 April 2001 to authorise the market purchase by Pearson of a proportion of its issued ordinary share capital, subject to the limits referred to below.

Last year's authority has not been exercised, but your directors consider it prudent to be able to act at short notice if circumstances warrant. In considering the purchase of ordinary shares, the directors will follow the procedures laid down in the Act and will take into account cash resources, capital requirements and the effect of any purchase on gearing levels and on earnings per equity share. They will only consider exercising the authority when satisfied that it is in the best interests of the company to do so, having first considered the other investment opportunities open to the company.

A purchase by the company of its own shares pursuant to this authority will be paid for out of distributable profits. Any shares which are re-purchased will be cancelled and an amount equal to the amount by which the issued capital is diminished will be transferred to a capital redemption reserve.

The authority, which will expire no later than 25 July 2003, will be limited to the purchase of 80 million ordinary shares, representing approximately 10% of Pearson's issued ordinary share capital at 4 March 2002. The maximum price (excluding expenses) to be paid per ordinary share on any occasion will be restricted to 105% of the average of the middle market quotations as derived from the London Stock Exchange Daily Official List for the preceding five business days, and the minimum price will be 25p per ordinary share.

Shareholders should understand that the maximum number of shares and the price range are stated merely for the purposes of compliance with statutory and UK Listing Authority requirements in seeking this authority and should not be taken as any representation of the terms upon which the company intends to make such purchases. The directors have no current intention to exercise this authority.

The total number of options to subscribe for equity shares which were outstanding as at 4 March 2002, the latest practicable date prior to the publication of this circular, was 38.7 million, which represents 4.8% of the issued share capital of the company as at that date and would represent 5.3% of the company's issued share capital if the maximum number of 80 million shares were to be purchased by the company.

ANNUAL GENERAL MEETING

The resolutions referred to in this letter are included in the Notice of Annual General Meeting set out on pages 5 and 6 of this document. The AGM is to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 26 April 2002. If you are unable to attend the meeting, please complete and return the enclosed form of proxy in the prepaid envelope provided so as to reach the company's registrar not less than 48 hours before the time of the meeting. Submission of a completed form of proxy will not prevent you from attending and voting at the meeting if you wish to do so. If you are unable to attend the AGM in person but would like to ask a question anyway, please email dennisstevenson-agm@pearson.com.

RECOMMENDATION

In the opinion of the directors, the passing of resolutions 1 to 12 is in the best interests of the company and its shareholders as a whole. Your directors unanimously recommend you to vote in favour of resolutions 1 to 12 as they intend to do in respect of their beneficial holdings.

Yours faithfully

Dennis Stevenson

Chairman

DIRECTORS:

H D Stevenson (chairman)
M M Scardino (chief executive)
J C Makinson (finance director)
D C M Bell (director for people)
T Burns
R Mark
V L Sankey
G S Talwar

NOTICE OF ANNUAL GENERAL MEETING:

Notice is hereby given that the Annual General Meeting of Pearson plc (the company) will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 26 April 2002 for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the accounts and reports of the directors and auditors for the year ended 31 December 2001.

2. To declare a final dividend on the ordinary shares, as recommended by the directors.

3. To re-elect Dennis Stevenson as a director.

4. To re-elect Reuben Mark as a director.

5. To re-elect Marjorie Scardino as a director.

6. To reappoint Patrick Cescau as a director.

7. To reappoint PricewaterhouseCoopers as auditors for the ensuing year.

8. To authorise the directors to determine the remuneration of the auditors.

9. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, subject to the passing of resolution 10 set out in the Notice of Meeting dated 26 March 2002, the directors be and are hereby generally and unconditionally authorised to exercise all the powers of the company to allot relevant securities (within the meaning of section 80 of the Companies Act 1985) up to an aggregate nominal amount of £66,720,000, such authority to expire no later than 25 April 2007, provided that: (i) the company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and (ii) the authority conferred on the directors shall be in substitution for the authority conferred on the directors pursuant to resolution 8 passed at the Annual General Meeting of the company held on 27 April 2001.

SPECIAL BUSINESS

10. To consider and, if thought fit, to pass the following resolution which will be proposed as an ordinary resolution:

THAT, the authorised ordinary share capital of the company of £292,500,000 is hereby increased by £1,000,000 to £293,500,000 by the creation of 4,000,000 ordinary shares of 25p each.

11. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, the board be and is hereby empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities (within the meaning of section 94 of the said Act) for cash pursuant to the authority conferred by resolution 9 in the Notice of Meeting dated 26 March 2002 (or, if resolution 9 is not passed or does not become unconditional, pursuant to the authority conferred by resolution 8 passed at the Annual General Meeting held on 27 April 2001), as if sub-section 89(1) of the said Act did not apply to any such allotment, provided that this power shall be limited: (i) to the allotment of equity securities in connection with an offer or rights issue in favour of ordinary shareholders where the equity securities for which ordinary shareholders are respectively entitled to subscribe are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them, but subject to such exclusions or other arrangements as the board may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any overseas territory or the requirements of any regulatory body or stock exchange; and (ii) to the allotment (otherwise than pursuant to sub-paragraph i above) of equity securities for cash up to an aggregate nominal value of £10,005,000; and further, that this power shall expire no later than 25 April 2007, save that the company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the board may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12. To consider and, if thought fit, to pass the following resolution which will be proposed as a special resolution:

THAT, pursuant to article 9 of the company's articles of association, the company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 25p each in the capital of the company provided that: (i) the maximum number of ordinary shares hereby authorised to be purchased is 80,000,000; (ii) the minimum price which may be paid for an ordinary share is 25p per share which amount shall be exclusive of expenses; (iii) the maximum price which may be paid for an ordinary share is, in respect of an ordinary share contracted to be purchased on any day, an amount (exclusive of expenses) equal to 105% of the average of the middle market quotations for an ordinary share of the company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased; (iv) the authority hereby conferred shall expire on 25 July 2003, unless such authority is renewed on or prior to such date; and (v) the company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired.

By order of the board

Julia Casson • Secretary • 26 March 2002

NOTES

1. Ordinary shareholders only are entitled to attend and vote at this meeting. Any such shareholder may appoint one or more persons (whether members of the company or not) to act as his/her proxies to attend and vote instead of him/her. The form of proxy for use at the meeting must be deposited, together with any power of attorney or authority under which it is signed, at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD, not less than 48 hours before the time appointed for the meeting or any adjourned meeting. An appropriate form of proxy is enclosed. Shareholders who complete the form of proxy will still be able to attend the meeting and vote in person if they so wish.
2. Copies of the contracts of service between the directors and subsidiaries of the company are available for inspection at the company's registered office during normal business hours on any weekday (Saturdays and public holidays excluded). The contracts will also be available for inspection during the Annual General Meeting and for 15 minutes before it starts. The register of directors' interests will also be available for inspection from the commencement of the Annual General Meeting until its conclusion.
3. The company, pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the company at 6pm on Wednesday, 24 April 2002 shall be entitled to attend and vote at the aforesaid general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6pm on Wednesday, 24 April 2002 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
4. Ordinary shareholders (and any proxies or representatives they may appoint) agree, by attending the meeting, that they are willing to receive any communications (including communications relating to the company's securities) made at that meeting.

THE PEARSON PLC ANNUAL GENERAL MEETING ▸ To be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 26 April 2002. If you wish to come to the meeting please bring this card with you and present it on arrival.

GETTING TO THE CONFERENCE CENTRE BY PUBLIC TRANSPORT ▸ *The Conference Centre is a five minute walk from Westminster and St James's Park underground stations and a 15 to 20 minute walk from Victoria mainline and underground stations.*

GETTING TO THE CONFERENCE CENTRE BY CAR ▸ *Due to its central location, on-street parking around the Conference Centre is very limited. There are NCP car parks in Abingdon Street and Rochester Row, just a short walk from the Centre.*


KING CHARLES ST.
ST JAMES'S PARK
WESTMINSTER
GREAT GEORGE ST.
PARLIAMENT ST.
BRIDGE ST.
BIRDCAGE WALK
STOREY'S GA.
PARLIAMENT SQ.
RIVER THAMES
TOTHILL ST.
BROAD SANCTUARY
ST. JAMES'S PARK
BROADWAY
QUEEN ELIZABETH II CONFERENCE CENTRE
VICTORIA ST.
GREAT SMITH ST.
ABINGDON ST.

PEARSON PLC DISTRIBUTION OF ANNUAL REPORT AND SUMMARY ANNUAL REVIEW ▸ This year we have produced two documents – a full annual report including all the financial statements and a summary annual review which includes a summary directors' report and summary financial statement. If you have received only the summary annual review and would like to receive the full annual report for 2001 and in the future, please tick the box below and return this form to our registrar in the enclosed prepaid envelope. ***If you are happy to receive the summary annual review only then no further action is needed.***

I would like to receive the full annual report for 2001 and in the future ☐

PEARSON



FORM OF PROXY ▸ I/We, being (a) member(s) of Pearson plc, hereby appoint the chairman of the meeting* or (indicate below)

as my/our proxy to attend and, on a poll, to vote for me/us on my/our behalf at the Annual General Meeting of Pearson plc (the company) to be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 12 noon on Friday, 26 April 2002 and at any adjournment of that meeting.

Please indicate with a mark in the boxes on the right how you wish your proxy to vote, eg: [X]

		FOR	AGAINST
RESOLUTION 1	*To receive the directors' report and accounts and the auditors' report*	☐	☐
RESOLUTION 2	*To declare a final dividend*	☐	☐
RESOLUTION 3	*To re-elect Dennis Stevenson as a director*	☐	☐
RESOLUTION 4	*To re-elect Reuben Mark• as a director*	☐	☐
RESOLUTION 5	*To re-elect Marjorie Scardino as a director*	☐	☐
RESOLUTION 6	*To reappoint Patrick Cescau as a director*	☐	☐
RESOLUTION 7	*To reappoint PricewaterhouseCoopers as auditors for the ensuing year*	☐	☐
RESOLUTION 8	*To authorise the directors to determine the remuneration of the auditors*	☐	☐
RESOLUTION 9	*To authorise the directors to exercise the powers of the company to allot ordinary shares*	☐	☐
RESOLUTION 10	*To increase the authorised share capital of the company*	☐	☐
RESOLUTION 11	*To waive the pre-emption rights conferred under the Companies Act 1985 to a limited extent*	☐	☐
RESOLUTION 12	*To authorise the company to purchase its own shares*	☐	☐

Signature

Date

To be valid this form of proxy must be signed and returned to Pearson's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6TD in the enclosed prepaid envelope, so as to be received no later than 12 noon on Wednesday, 24 April 2002. In the case of a corporation this form of proxy should be executed under its common seal or under the hand of a duly authorised officer.

* *If you wish to appoint someone other than the chairman as your proxy, delete the words 'the chairman of the meeting or' and insert the name of your proxy.*

• *a member of the audit and personnel committees.*

If you intend coming to the Annual General Meeting please mark this box ☐

GUIDANCE NOTES ON COMPLETING THE FORM OF PROXY ▸ *You will find further details of the resolutions to be voted, together with the Notice of Meeting, in the enclosed circular to shareholders. If you cannot attend the Annual General Meeting you can appoint one or more persons who need not be a member(s) to be your proxy who will vote in accordance with your instructions. If no voting instructions are received your proxy will vote, or abstain from voting, as he/she thinks fit. In the case of joint holdings, the vote of the senior, whether in person or by proxy, will be accepted to the exclusion of the other joint holders. Seniority will be determined by the order in which the names appear in the register of members. If someone other than you signs this form, the letter of authority, power of attorney or a certified copy of the power of attorney authorising him/her to sign on your behalf must be sent with this form.*

PEARSON